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As filed with the Securities and Exchange Commission on April 27, 2004.

Registration No. 333-113744

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

OASIS SEMICONDUCTOR, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	3674 (Primary Standard Industrial Classification Code Number)	04-3295270 (I.R.S. Employer Identification Number)
201 Jones Road Waltham, Massachusetts 02451 (781) 370-8989 (Address Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

William H. Wrean Jr.
Chief Financial Officer
Oasis Semiconductor, Inc.
201 Jones Road
Waltham, Massachusetts 02451
(781) 370-8989
(Name, Address Including Zip Code and Telephone
Number, Including Area Code, of Agent for Service)

Copies to:
Peter B. Tarr, Esq. Virginia K. Kapner, Esq. Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 (617) 526-6000	Timothy C. Maguire, Esq. Testa, Hurwitz & Thibeault, LLP 125 High Street Boston, Massachusetts 02110 (617) 248-7000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION

Preliminary Prospectus Dated April 27, 2004

The information in this preliminary prospectus is not complete and may be changed. Neither Oasis Semiconductor, Inc. nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and neither we nor the selling stockholders are soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Prospectus

5,814,543 Shares

Common Stock

This is Oasis Semiconductor, Inc.'s initial public offering of its common stock. We are offering 5,000,000 shares of our common stock, and the selling stockholders listed in this prospectus are offering 814,543 shares. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. We currently expect the initial public offering price to be between $                  and $                  per share. Currently, no public market exists for shares of our common stock. We have applied for approval for quotation of our common stock on the Nasdaq National Market under the symbol "OASI."

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds to us, before expenses	$	$
Proceeds to selling stockholders, before expenses	$	$

The underwriters may also purchase up to an additional 105,403 shares from us, and up to an additional 766,778 shares from the selling stockholders, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

Investing in our common stock involves risks. See "Risk Factors" beginning on page 5 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

JPMorgan	Merrill Lynch & Co.

Needham & Company, Inc.	America's Growth Capital

                  , 2004

OASIS
DigiColor OA-980
oasissemi.com
OASIS
www.oasissemi.com
DigiColor2
OA-982
OASIS
OA-2000-001F
OASIS
OA-1000-010E
OASIS
OA-1000-010E

Complete System Controller Solutions for the All-In-One (AIO) Market

Image Capture & Processing

Motor Control

Print Engine Control

Connectivity with PCs and Other Peripherals

OASIS SEMICONDUCTOR, INC.

        You should rely only on the information contained in this prospectus. We have not, and the selling stockholders and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling stockholders and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before buying shares of our common stock. You should read the entire prospectus carefully before making an investment in our common stock. We use the terms "us," "our," "Oasis," "we," the "Company" and similar designations in this prospectus to refer to the business of Oasis Semiconductor, Inc.

 Oasis Semiconductor, Inc.

        We are a leading supplier of semiconductor-based solutions to the All-In-One peripheral, or AIO, market. AIOs, also known as Multi- Function Peripherals, or MFPs, may incorporate a printer, photo-printer, copier, scanner, and fax machine into a single device. This market, which totaled 19.9 million units in 2003, is growing faster than the printer, copier, and scanner markets, which together totaled over 96 million units in 2003 according to IDC, a market research firm. Our products, which provide the core system control functionality within an AIO, are commonly known as system controller solutions, and provide substantially all of an AIO's electronic processing functionality, including image capture and processing, motor control, print engine control, and connectivity with personal computers and other peripherals. The AIO brand name companies that use our products include Canon, Dell, Lexmark, Sagem, Samsung, and Sharp.

        Our revenues increased from $7.1 million in 2001, to $18.0 million in 2002, and to $36.3 million in 2003. During the same period, our operating results have grown from a net loss of $334,000 in 2001, to net income of $1.4 million in 2002, and to $5.0 million in 2003. Several powerful trends are driving growth in sales of AIOs:

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  Growing consumer demand as AIOs offer performance equivalent to stand-alone, single function peripherals at attractive prices;

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  Strong business demand as a result of the cost and space savings AIOs offer over stand-alone products;

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  Heightened focus of peripheral vendors on increasing recurring revenue from sales of ink and toner supplies by offering products that incorporate multiple ink- and toner-intensive functions; and

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  Increasing need for vendors to offer devices capable of performing multiple functions that support higher average selling prices, as well as address market segments beyond the scope of their traditional businesses.

        AIO vendors face pressure to regularly introduce feature-rich, high performance products that are both easy to use and affordable. In addition, the costs of developing and maintaining core, complex AIO technologies have become prohibitively expensive for many vendors. As a result, AIO brand name companies are increasingly outsourcing some or all of the design, critical components, and manufacturing of their AIOs to third parties who can more cost-effectively meet their performance demands in a timely fashion.

        We provide AIO vendors with complete AIO system controller solutions comprised of: integrated circuits, or ICs, which include both analog and digital circuitry; extensive firmware, which is software that operates on our ICs; reference designs; and development tools. We offer our solutions as application-specific standard products, or ASSPs, so that a wide range of AIO vendors can utilize them in their AIO products. Our solutions enable our customers to rapidly bring to market high-quality AIOs and other related products. By incorporating the functionality of multiple separate devices into our products, we significantly lower our customers' costs to produce AIOs by reducing the number of components in their products and by reducing the complexity of AIO design and manufacturing. Using our advanced design expertise, we carefully select which aspects of AIO functionality to implement in hardware or software in order to allow optimal AIO system performance. Our system controller solutions also include extensive firmware to support the simultaneous operation of complex AIO functions. These functions include controlling multiple motors and print nozzles, which precisely fire millions of times per second, while at the same time processing high-resolution images, communicating with other peripherals, and sending or receiving faxes.

        We market our AIO system controller solutions directly to AIO brand name companies that typically qualify and specify our products for use in their systems, as well as to contract manufacturers. We generally sell our products directly to contract manufacturers. In 2003, the contract manufacturing subsidiaries of Lite-On Technology Corporation, a diversified corporation headquartered in Asia, accounted for 77% of our sales. We believe that these sales were predominantly for use in Lexmark and Dell AIO products. In the future, we intend to extend our position as a leading supplier of semiconductor-based solutions to the AIO market and leverage our core technologies and customer relationships to expand into the broader consumer and office equipment market and to address other opportunities that require semiconductor-based system control functionality.

Our Corporate Information

        We were incorporated in Delaware in November 1995. Our principal executive office is located at 201 Jones Road, Waltham, Massachusetts 02451, and our telephone number is (781) 370-8989.

        Our logo and "DigiColor" are trademarks or service marks of Oasis. Other trademarks or service marks appearing in this prospectus are the property of their respective holders.

The Offering

Common stock offered by:
Oasis	5,000,000 shares
Selling stockholders	814,543 shares
Total	5,814,543 shares
Common stock to be outstanding after this offering	16,879,264 shares
Over-allotment option	872,181 shares
Use of proceeds	We estimate that our net proceeds from this offering will be approximately $ million. We intend to use these net proceeds for working capital and general corporate purposes.
Risk factors	For a discussion of factors you should consider before buying shares of our common stock we refer you to "Risk Factors."
Proposed Nasdaq National Market symbol	OASI

        The common stock outstanding after the offering is based on the number of shares outstanding as of March 31, 2004, and excludes:

  •
  3,992,390 shares subject to options outstanding as of March 31, 2004 and having a weighted average exercise price of $1.86 per share; and

  •
  An aggregate of 523,176 additional shares reserved as of March 31, 2004, for future issuance under our stock-based compensation plans.

        Except where we state otherwise, the information we present in this prospectus assumes no exercise by the underwriters of the over-allotment option we and the selling stockholders granted to the underwriters to purchase additional shares in this offering, and has been adjusted to reflect:

  •
  A 10-for-1 split of common stock effected on November 6, 1997 and a subsequent 10-for-1 split of common stock effected on September 17, 1999;

  •
  The conversion of all outstanding shares of convertible preferred stock into 7,439,140 shares of common stock upon the closing of the offering;

  •
  The filing of an amendment to our certificate of incorporation; and

  •
  The filing of our amended and restated certificate of incorporation and the adoption of our amended and restated by-laws immediately prior to the closing of the offering.

Summary Financial Data

        The tables below summarize our statement of income and balance sheet data as of and for the periods indicated. The data are derived from, and are qualified by reference to, the other financial statements and accompanying notes appearing elsewhere in this prospectus. You should read the following information together with the more detailed information contained in "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our financial statements and the accompanying notes.

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
	(in thousands, except per share data)
Statements of Operations Data:
Revenues	$7,147	$18,045	$36,318	$6,749	$11,630
Gross profit	3,669	9,449	17,934	3,497	5,985
Research and development expense	1,948	3,468	5,152	893	2,071
Selling, general and administrative expense	1,008	1,888	3,315	610	1,372
Stock-based compensation expense	833	1,253	817	66	375
Operating income (loss)	(120)	2,840	8,650	1,928	2,167
Net income (loss)	$(334)	$1,358	$5,034	$1,151	$1,161
Net income (loss) per share:
Basic	$(0.08)	$0.34	$1.16	$0.27	$0.27
Diluted	$(0.08)	$0.10	$0.35	$0.08	$0.08
Shares used in computing net income (loss) per share:
Basic	4,042	4,012	4,329	4,326	4,363
Diluted	4,042	13,494	14,246	14,011	14,715

        The pro forma and pro forma as adjusted balance sheet data as of March 31, 2004 give effect to the conversion of all outstanding shares of preferred stock into shares of common stock as of March 31, 2004. The pro forma as adjusted balance sheet data as of March 31, 2004 have also been adjusted to give effect to (i) the sale of 5,000,000 shares of common stock that we are offering by this prospectus at the assumed initial public offering price of $            per share, after deducting estimated underwriting discounts and offering expenses and (ii) the proceeds from the exercise of options to purchase shares of common stock by selling stockholders in this offering.

	March 31, 2004
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents and current portion of restricted cash	$8,150	$8,150
Working capital	10,283	10,283
Total assets	17,280	17,280
Total current liabilities	5,623	5,623
Total stockholders' equity	10,763	10,763

RISK FACTORS

        An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the other information contained in this prospectus before deciding whether to purchase our common stock. If any of the following risks actually occur, our business, financial condition, and results of operations would suffer. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock.

Risks Related To Our Business

Our highly concentrated customer base increases the potential adverse effect on us from the loss of one or more customers.

        We rely primarily on a small number of brand name companies and their contract manufacturers for sales of our semiconductor-based solutions, or AIO system controller solutions, for inclusion in All-In-One peripheral devices, or AIOs. An AIO brand name company typically awards the system controller design win to a third party, and then instructs its contract manufacturer to use its designated third-party supplier. If we fail to maintain or expand relationships with these AIO brand name companies and contract manufacturers, particularly Lexmark International, Inc., an AIO brand name company, and its designated contract manufacturers, our revenues may decline. Sales to a small number of contract manufacturers, particularly Lite-On Technology Corporation and Funai Electric (HK) Limited in the first quarter of 2004, each of which supplied our products predominately to Lexmark, generate substantially all of our revenues. Our sales to Lite-On accounted for 69%, 64%, 77%, and 31% of our revenues in 2001, 2002, 2003, and the three months ended March 31, 2004, respectively. Our sales to Funai accounted for 44% of our revenues in the three months ended March 31, 2004. Our sales to Samsung Electronics America accounted for 14%, 24%, 10%, and 5% of our revenues in 2001, 2002, 2003, and three months ended March 31, 2004, respectively. Our revenues would likely decline if Lexmark or its designated contract manufacturers were to significantly reduce, delay, or cancel their orders for any reason.

We do not have any long-term sales commitments from our customers.

        All of our sales are made on the basis of purchase orders rather than under long-term agreements, and therefore, any customer could cease purchasing our products at any time without penalty. We cannot assure you that our customers will continue to purchase our products at current levels, or at all. The decision of any significant customer to cease using our products or a material decline in the number of units purchased by a significant customer would have a material adverse effect on our company.

We are dependent on the highly concentrated AIO market for substantially all of our revenues.

        Our products currently are used primarily in the AIO market. AIOs can incorporate the functionality of multiple stand-alone single function products, including printers, photo-printers, copiers, scanners, and facsimile machines, into a single device. The AIO market is highly concentrated and has historically accounted for substantially all of our revenues. We believe that the AIO market is highly concentrated because two companies account for more than half of all shipments in the AIO market. Our success has been and continues to be dependent on the continued success of the AIO market. Any decline in sales to the AIO market, or material increase in collection time, due to an economic slowdown or otherwise would have a material adverse effect on our business, results of operations, and financial condition.

Our ability to increase our revenue in the AIO market is highly dependent on the willingness of AIO brand name companies to outsource the design of AIO system controllers and other components of their products.

        Many AIO brand name companies historically have developed, designed, and procured important components through their own internal resources. Our business, revenues, and financial results are largely dependent on whether AIO brand name companies will outsource these functions to third-party suppliers, such as ourselves. To the extent that additional AIO brand name companies do not begin to outsource design of their AIO system controller solutions to third parties, the addressable market for our products and our revenue growth will be limited. In the event that our current customers elect to alter or discontinue their strategy to outsource the design of AIO system controller solutions, our revenues could decline significantly from current levels.

We do not expect to sustain our recent growth rate.

        Due primarily to sales to Lite-On's contract manufacturing subsidiaries, which supplied products predominately to Lexmark and Dell Inc., we have experienced significant revenue growth in a relatively short period of time. Specifically, our annual revenues increased from $7.1 million in 2001, to $18.0 million in 2002, and to $36.3 million in 2003. Our revenues for the three months ended March 31, 2004 were $11.6 million compared to $6.7 million for the three months ended March 31, 2003. However, we do not expect to be able to grow our revenue at similar rates in future periods. Our future growth rate may be adversely affected by the increased competition in the AIO market, declining average sales prices of our products, and our failure to continue to achieve design wins. The rapidly evolving nature of the AIO market, which is currently the primary market for our products, and other factors which are beyond our control, limit our ability to accurately forecast quarterly or annual sales. Because most of our expenses are fixed in the short term or incurred in advance of anticipated sales, we may not be able to decrease our expenses in a timely manner to offset any shortfall in sales which could harm our quarterly operating results. Accordingly, you should not rely on the results of any prior quarterly or annual period as an indication of our future operating performance.

We face increasing competition in the AIO market.

        The market for our AIO system controller solutions is becoming increasingly competitive. We compete in an industry characterized by stringent performance and feature requirements, rapid technological changes, declining average selling prices, frequent product introductions, and product obsolescence. We believe that the principal bases of competition in our industry are:

  •
  Product performance;

  •
  Product functionality;

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  Product efficiency; and

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  Reliability.

        In addition, other factors affecting competition in our markets are price, timeliness of new product introductions, the ability to adhere to industry standards, the ability to obtain foundry capacity, and reputation for maintaining the confidentiality of customer information.

        The most significant competitors we face are the AIO vendors' internal engineering teams. We currently compete in the third-party AIO system controller solutions market primarily with Zoran Corp. Our other competitors include companies that have substantially greater financial, technical, marketing, manufacturing, distribution, and other resources, longer operating histories, greater name recognition, greater access to foundry capacity, and more established strategic relationships than we do. Our competitors may be able to adopt more aggressive pricing policies and devote greater resources to the development, promotion, and sale of their products than we can.

The AIO market is characterized by rapidly changing technologies, new product introductions, and evolving end-user requirements.

        The introduction of products embodying new technologies can render existing products obsolete and unmarketable. Our future success will depend on our ability to enhance existing products and to introduce new products that meet evolving end-user requirements, keep pace with continuing technological advancements and emerging industry standards, and demonstrate the performance advantages and cost-effectiveness of our products over competing products. We must continue to achieve design wins so that our products are included in the AIO brand name companies' various new product offerings. The dynamic nature of this market limits our, as well as our customers', ability to forecast quarterly and annual sales accurately.

        Any failure by us to modify our products to support rapidly changing printing technologies or any failure to achieve widespread customer acceptance of such modified products could have a material adverse effect on our company. We have in the past and may in the future experience delays in developing and marketing product enhancements or new products that respond to technological change and evolving end-user requirements. There can be no assurance that we will not experience difficulties that could delay or prevent the successful development, introduction, and marketing of these products or product enhancements, or that our new products and product enhancements will adequately meet the requirements of the marketplace and achieve any significant or sustainable degree of market acceptance in existing or additional markets. Our failure, for technological or other reasons, to develop and introduce new products and product enhancements in a timely and cost-effective manner would have a material adverse effect on our company.

        Future product introductions by a competitor or by us or changes in industry standards could render our then-existing products obsolete or unmarketable. There can be no assurance that the introduction or announcement of new product offerings by us or a competitor will not cause customers to defer the purchase of our existing products. Such deferment of purchases could have a material adverse effect on our company.

Our reliance on sales to contract manufacturers may make it more difficult for us to forecast our future revenues and budget our operating expenses.

        Since we sell primarily to contract manufacturers that typically incorporate our products into AIOs that they manufacture for AIO brand name companies, we have a limited ability to monitor sales to end-users of AIOs incorporating our products. As a result, our contract manufacturer customers and the AIO brand name companies that include our AIO system controller solutions in their AIOs could experience inventory growth that could cause our contract manufacturer customers to purchase fewer products from us or seek to return products to us in the future. There can be no assurance that our customers have not or will not place orders in excess of their requirements in response to actual or perceived shortages in the supply of our AIO system controller solutions. In such event, it will be more difficult for us to forecast our future revenues and budget our operating expenses, and our operating results would be adversely affected to the extent such excess orders are cancelled or rescheduled. Because we rely on our customers to report to us their sales of AIOs incorporating our products accurately and in a timely manner, our inability to obtain accurate and timely reports and to successfully manage our customer relationships would adversely affect our business and financial results.

We rely on third-party contractors to manufacture, assemble, and test our products, and our failure to successfully manage our relationships with these contractors could damage our relationships with our customers, decrease our sales, and limit our growth.

        We rely on third-party contractors to manufacture, assemble, and test our AIO system controller solutions. For example, we currently use a single foundry to produce each of our principal product families of AIO system controllers. We use different third parties to package and test our products at various stages of production in Asia. We currently do not have long-term supply contracts with any of our third-party vendors. None of our third-party vendors are obligated to perform services or supply products to us for any specific period or in any specific quantities, except as may be provided in a particular purchase order. There are significant risks associated with our reliance on these third-party contractors, including:

  •
  Potential price increases;

  •
  Capacity shortages;

  •
  Their inability to increase production and achieve acceptable product yields on a timely basis;

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  Reduced control over delivery schedules and product quality;

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  Transportation of our products to and from our suppliers and to our customers;

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  Increased exposure to potential misappropriation of our intellectual property;

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  Limited warranties on wafers or products supplied to us;

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  Shortages of materials that third parties use to manufacture our products;

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  Failure to qualify a selected supplier;

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  Labor shortages or labor strikes; and

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  Actions taken by our third-party contractors that breach our agreements.

        We currently ship our products from our headquarters in Waltham, Massachusetts. During 2004, we intend to engage a third party located in Hong Kong to manage the warehousing and shipment of our products in order to reduce costs, shipping times, and inventory. This transition of our logistics capability to a third party in Hong Kong may prove difficult and result in unanticipated costs and delays in delivery of products to our customers. Following this transition, we will rely on the third party located in Hong Kong to adequately protect and ensure the timely delivery of our products. If our products are not delivered in a timely manner or are not sufficiently protected prior to delivery, our business could suffer.

Because future foundry capacity may be limited and because we do not have long-term agreements with our foundries or a second source of supply for either of our principal product families of AIO system controller solutions, we may not be able to secure adequate manufacturing capacity to satisfy the demand for our products.

        We currently use a single foundry for each of our principal product families of AIO system controller solutions. United Microelectronics Corporation fabricates the wafers for our DigiColor2000 family of AIO system controller solutions, and Agere Systems Inc. fabricates our DigiColor2 product family of AIO system controller solutions. We depend on these foundries to allocate to us a portion of their manufacturing capacity sufficient to meet our needs and to deliver our products to us on a timely basis. We provide these foundries with monthly rolling forecasts of our production requirements; however, the ability of each foundry to provide products to us is limited by the foundry's available capacity. Moreover, the cost of our products could fluctuate significantly based on changes in available industry capacity. We do not have long-term supply contracts with either of our foundries. Therefore, our foundries could choose to prioritize capacity for other customers, particularly larger customers, reduce or eliminate deliveries to us on short notice, or increase the prices they charge us. Accordingly, we cannot be certain that our foundries will allocate sufficient capacity to satisfy our requirements. Qualification of a new foundry as a second source of supply will require significant time and expense. At this time, we have not qualified a second source of supply for either of our principal product families of AIO system controller solutions. If we are not able to obtain foundry capacity as required, our relationships with our existing customers would be harmed and our sales would likely decline.

If our foundries do not achieve satisfactory yields or quality, our sales could decrease, and our relationships with our customers and our reputation may be harmed.

        If the foundries manufacturing our products cannot achieve expected yields, we may incur higher per unit costs and reduced product availability. Low yields may result from design errors or manufacturing failures. Minor deviations in the semiconductor manufacturing process can cause substantial decreases in yields, and in some cases, cause production to be suspended. Our foundries are responsible for yield losses due to their errors, but these yield losses could cause us to delay shipments to our customers. Our parts are qualified with our foundries, at which time a minimum acceptable yield is established. The manufacturing yields for our new products tend to be lower initially and increase as we achieve full production. If our foundries fail to deliver fabricated silicon wafers of satisfactory quality in the volume and at the price required, we will be unable to meet our customers' demand for our products or to sell those products at an acceptable profit margin, which would adversely affect our sales and margins and damage our customer relationships.

One of our third-party foundries, our contract manufacturer customers, other subcontractors, and many of the AIO brand name companies that include our AIO system controller solutions in their products are located in Asia, an area subject to significant earthquake risk and adverse consequences related to public health issues, such as a recurrence of the outbreak of Severe Acute Respiratory Syndrome, or SARS.

        One of the foundries that manufactures our products and all of the principal subcontractors that assemble, package, and test our products are located in Asia. Many of our contract manufacturer customers and the AIO brand name companies that include our AIO system controller solutions in their products are also located in Asia. The risk of an earthquake in Asia is significant. The occurrence of an earthquake or other natural disaster near the foundry, contract manufacturers, subcontractors, or the AIO brand name companies that include our AIO system controller solutions in their products could result in damage, power outages, and other disruptions that impair their production and assembly capacity. Any disruption resulting from such events could cause significant delays in the production or shipment of our products until we are able to shift our manufacturing, assembling, packaging, or production testing from the affected contractor to another third-party vendor. We may not be able to obtain other alternate foundry capacity on favorable terms, if at all. In addition, outbreaks of disease or other disasters could limit consumer demand for our AIO system controller solutions and the products that use our AIO system controller solutions. We may also suffer workforce disruption as a result of the political or economic turmoil, outbreak of disease, or other disasters. The outbreak of SARS has curtailed travel to and from certain countries, primarily in Asia, and limited travel within those countries.

Any degradation in international relations between Taiwan and China could dramatically and negatively impact our business.

        Many contract manufacturers serving the AIO market have engineering, design, and business offices in Taiwan, with manufacturing facilities in China. In each of 2002 and 2003, our largest customer was Lite-On, which is headquartered in Taiwan, and which accounted for approximately 64% and 77%

of our revenues, respectively. Sales to Lite-On accounted for approximately 31% of our revenues in the three months ended March 31, 2004 and sales to Funai Electric (HK) Limited, which is headquartered in Hong Kong, accounted for approximately 44% of our revenues during that period. Continued good and peaceful international relations between Taiwan and China must continue for our customers to operate effectively. Any degradation in international relations between Taiwan and China could dramatically and negatively impact our business. In addition, many of our AIO brand name company and contract manufacturer customers headquartered in the United States, Japan, Korea, France, and other countries also have facilities in China. Any disruption to continued good and peaceful international relations between these other countries and China could also adversely affect our business.

The AIO market is characterized by fluctuations in demand and seasonality.

        Because our AIO system controller solutions are designed principally for use in AIO products, we expect our business to be subject to seasonality. As a result, we expect to receive more of our revenue in the third quarter of each year, when we ship products to our customers to meet back-to-school and year-end holiday demand. If we or our customers are unable to ramp up production of new or existing products to meet any increases in demand due to seasonality or other factors, our revenues from such products would be adversely affected. Any decline in consumer spending relating to general economic conditions, future terrorist attacks, or disease outbreaks, such as SARS, could also limit the expansion of the AIO market, thus adversely affecting our business.

We may experience significant period-to-period quarterly and annual fluctuations in our revenues and operating results, which may result in volatility in our stock price.

        In 2003, our revenues in the first quarter were lower than any other quarter in the year. We have in the past and may in the future experience significant period-to-period fluctuations in our revenues and operating results due to a number of factors, including:

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  The timing and volume of purchase orders and cancellations from our customers;

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  The rate of acceptance of our products by our customers;

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  The rate of growth of the market for AIO system controller solutions and AIO products;

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  Fluctuation and seasonality in demand for our products;

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  Changes in our product mix;

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  New product announcements or introductions by our competitors;

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  Changes in pricing by us or our competitors;

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  Increases in prices charged by our foundries and other third-party subcontractors and suppliers;

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  The availability of third-party foundry capacity;

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  The availability of components used in our customers' products, such as flash memory, which is a key component in many AIO products;

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  Fluctuations in manufacturing yields;

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  The difficulty of forecasting and managing our inventory and production levels;

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  The rate at which new markets emerge for products we are currently developing or our ability to develop new products;

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  The evolution of industry standards;

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  Deferrals of customer orders in anticipation of new products or product enhancements;

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  Our involvement in litigation;

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  Natural disasters, particularly earthquakes, disease outbreaks, such as the outbreak of SARS, or terrorist attacks, affecting countries in which we conduct our business or in which our products are manufactured, assembled, or tested; and

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  General economic trends and other factors.

        Any variations in our quarter-to-quarter performance may cause our stock price to fluctuate. It is likely that in some future period our operating results will be below the expectations of public market analysts or investors. If this occurs, our stock price may drop, perhaps significantly.

        In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been brought against that company. Due to the potential volatility of our stock price, we may therefore be the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management's attention and resources from our business.

We may be unable to effectively protect our intellectual property, which would negatively affect our ability to compete.

        We believe that the protection of our intellectual property rights will continue to be important to the success of our business. We rely on a combination of patent, copyright, trademark, and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We also enter into confidentiality or license agreements with our employees, consultants, and business partners, and control access to and distribution of our documentation and other proprietary information. Despite these efforts, unauthorized parties may attempt to copy or otherwise obtain and use our proprietary technology. Monitoring unauthorized use of our technology is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as do the laws of the United States. Many United States companies have encountered substantial infringement problems in foreign countries, including countries in which we sell products. Any claims or litigation that we initiate to protect our proprietary technology could be time-consuming and divert the attention of our technical and management resources whether or not the claims or litigation are decided in our favor. We do not currently hold any patents in any jurisdiction. As of March 31, 2004, we had 13 provisional patent applications pending in the United States. We cannot be certain that patents will be issued as a result of our pending applications nor can we be certain that any issued patents would protect or benefit us or give us adequate protection from competing products. For example, issued patents may be circumvented or challenged and declared invalid or unenforceable. We also cannot be certain that others will not develop our unpatented proprietary technology or effective competing technologies on their own. In addition, we currently have no registered trademarks. We cannot be certain that we will be able to successfully defend or enforce our trademark rights against third parties.

        We believe that the filing of provisional patent applications does not create a material risk that we will not be able to obtain patent protection in any foreign countries which may be of interest to us. However, the foregoing statement is not intended to suggest that we may be able to file counterpart patent applications in foreign countries for the provisional patent applications that we filed in the U.S., nor is it intended to suggest that we currently have an intention to file counterpart patent applications in foreign countries claiming priority to the provisional patent applications. We currently intend to review whether foreign filing is available for each of the provisional patent applications, and to review the relative commercial importance of the technology described in that particular provisional patent application. Based upon this review, we will then make a decision as to whether to file counterpart patent applications in foreign countries and, if so, in which countries we will file.

Significant litigation over intellectual property in our industry may cause us to become involved in costly and lengthy litigation, which could subject us to liability, require us to stop selling our products, or force us to redesign our products.

        In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights in the semiconductor industry. We believe future litigation involving our products could occur. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation also could force us to do one or more of the following:

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  Stop selling products or using technology that contain the allegedly infringing intellectual property;

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  Pay damages to the party claiming infringement;

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  Attempt to obtain a license to the relevant intellectual property, which may not be available on reasonable terms or at all;

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  Attempt to redesign those products that contain the allegedly infringing intellectual property; and

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  Indemnify our customers for any loss caused by the allegedly infringing intellectual property.

Our intellectual property indemnification practices may adversely impact our business.

        We have historically agreed to indemnify, defend, and hold harmless our customers for certain costs and damages of any intellectual property right infringement, including any patent, trademark, copyright, mask work, or trade secret, in circumstances where our product is the factor creating the customer's infringement exposure. This practice may subject us to significant indemnification claims by our customers. In some instances, our products are designed for use in devices manufactured by our customers that comply with international standards, such as the JBIG and V.34 standards. These international standards are often covered by patent rights held by third parties, which may include our competitors. The combined costs of identifying and obtaining licenses from all holders of patent rights essential to such international standards could be high and could reduce our profitability or increase our losses. The cost of not obtaining such licenses could also be high if a holder of such patent rights brings a claim for patent infringement. We are not aware of any claimed violations on our part. However, we cannot assure you that claims for indemnification will not be made or that if made, such claims would not have a material adverse effect on our business, results of operations or financial condition.

We depend on third-party technology that we use under licenses that may be terminated or expire.

        We rely on certain software and semiconductor intellectual property that we license from third parties. Some of the intellectual property we license is integrated with internally developed software and hardware and used in our products to perform key functions. Each of these technology license agreements terminates if we default under the respective agreement, or, in some cases, after a period of years. These third-party technology licenses may not continue to be available to us on commercially reasonable terms, and the related intellectual property may not continue to be appropriately supported, maintained, or enhanced by the licensors. However, we believe that we could find another source of comparable technology without a material disruption to our business. The loss of licenses to use, or the inability of licensors to support, maintain, and enhance any of such technology, could result in increased costs, delays, or reductions in product shipments until equivalent technology is developed or licensed, and integrated.

We depend on our key personnel to manage our business effectively, and if we are unable to retain our current personnel and hire additional personnel, our ability to develop and successfully market our products could be harmed.

        We rely heavily on the services of our key employees, including John J. Koger, our President and Chief Executive Officer. In addition, our engineers and other key technical personnel represent a significant asset and serve as the source of our technological and product innovations. We believe our future success will depend upon our ability to retain these key employees and our ability to attract and retain other skilled managerial, engineering, sales, and marketing personnel. Any of our current employees may terminate their employment with us at any time. The competition for such personnel is intense in our industry. We may not be successful in attracting and retaining sufficient numbers of technical personnel to support our future business plans. The loss of any of our key employees or our inability to attract or retain qualified personnel, including engineers, could delay the development and introduction of, and negatively impact our ability to sell, our products. We do not maintain key-man life insurance on any of our employees.

Because of the lengthy sales cycle for our products and the fixed nature of a significant portion of our expenses, we may incur substantial expenses before we earn associated revenues and may not ultimately achieve our forecasted sales for our products.

        Our sales cycle can be lengthy. The period from the initial discussion with a customer regarding a product opportunity to volume sales of our AIO system controller solutions can be up to 24 months. The sales cycle for our products is lengthy for a number of reasons:

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  Our customers typically complete an in-depth technical evaluation of our products before they place a purchase order;

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  The commercial adoption of our products by AIO vendors is typically limited during the initial release of their product to evaluate product performance and consumer demand; and

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  The development and commercial introduction of products incorporating new technology frequently are delayed.

        As a result of our lengthy sales cycle, we may incur substantial expenses before we earn associated revenues because a significant portion of our operating expenses is relatively fixed and based on expected revenues. The lengthy sales cycle for our products make forecasting the volume and timing of orders difficult. In addition, the delays inherent in a lengthy sales cycle raises additional risks that customers may cancel or change their orders. Our sales are usually made with purchase orders. If customer cancellations or product changes occur, this could result in the loss of anticipated sales without allowing us sufficient time to reduce our inventory and operating expenses, which would have an adverse effect on our financial results.

The selling prices of our products tend to decline over time, which could harm our operating results.

        Our recent revenue growth has been from sales of our AIO system controller solutions. Our success is dependent on the success of our AIO brand name company customers in the AIO market. Our existing and prospective customers in the AIO market compete intensely with one another for market share in a market characterized by rapid development cycles, frequent product introductions, and ever-increasing consumer demand for greater performance and functionality at reduced prices. The market for the AIO products containing our AIO system controller solutions is characterized by intense price competition. We anticipate that we will have to continue to lower the prices of many of our AIO system controller solutions to stay competitive. As the markets for these products mature and competition increases, we anticipate that average selling prices of our AIO system controller solutions will decline further.

        As is typical in the semiconductor industry, the selling price of a product tends to decline significantly over the life of the product. If we are unable to offset any reductions in the selling prices of our products by introducing new products at higher prices or by reducing our costs, and are required to take certain pricing or marketing actions, such as price reductions or volume discounts, then our revenues and operating results would be adversely affected. The average selling prices of existing products declined approximately 8% during the three months ended March 31, 2004 compared to the three months ended March 31, 2003, as well as approximately 10% in 2003 compared to 2002, and approximately 6% in 2002 compared to 2001.

If we are unable to successfully develop new products that meet the requirements of our customers in a timely manner, our operating results and competitive position could be harmed.

        Our future success depends on our ability to successfully develop new products in a timely and cost-effective manner. We are required to continually evaluate expenditures for planned product developments and choose among alternatives based upon our expectations of future market trends. We cannot assure you that we will be able to develop and introduce new or enhanced products in a timely and cost-effective manner or that our products will generate significant revenues. The development of our AIO system controller solutions is highly complex, and successful product development and market acceptance of our products depends on a number of factors, including:

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  Our accurate prediction of the changing requirements of our customers;

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  Our timely completion and introduction of new designs;

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  The availability of third-party manufacturing, assembly, and test capacity;

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  The ability of our foundries to achieve satisfactory manufacturing yields of our products in a timely manner;

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  Our ability to transition to smaller manufacturing process geometries;

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  The quality, price, performance, power efficiency, and size of our products and those of our competitors;

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  Management of our customers' sales channels;

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  The success of our relationships with existing and potential customers; and

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  Changes in industry standards.

Our failure to effectively manage product transitions could have a material adverse effect on our company.

        From time to time, we or our competitors may announce new products, capabilities, or technologies that may replace or shorten the life cycles of our existing products. Announcements of currently planned or other new products may cause customers to defer or stop purchasing our products until new products become available. Furthermore, the introduction of new or enhanced products requires us to manage the transition from older product inventories and ensure that adequate supplies of new products can be delivered to meet customer demand. Our failure to effectively manage transitions from older products could have a material adverse effect on our business, results of operations, and financial condition.

The AIO market is subject to risks related to the supply of other components.

        We are subject to the risk of inadequate supply of other components within the AIO brand name companies' products. For example, if our contract manufacturer customers could not obtain sufficient supplies of flash memory, a necessary component utilized by our AIO system controller solutions, the sales of our products that are also included in the AIO brand name companies' products would be adversely affected. In 2003, there was an industry-wide shortage of flash memory.

Our recent expansion has placed a significant strain on our management, personnel, systems, and resources, and the continued success of our business depends on our ability to successfully manage any future expansion.

        Our business has expanded rapidly, and we expect that further expansion will be required to address the potential growth in our customer base. This expansion has placed, and any future expansion will continue to place, a significant strain on our management, personnel, systems, and resources. To manage growth effectively, we must continue to enhance our information technology infrastructure, systems, and controls. We intend to implement new management information and financial management systems in the second half of 2004, which may prove difficult, costly, and time-consuming. Our failure to expand operational and financial systems and controls in a timely manner could have a material adverse effect on our business. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, develop new products, enhance our technological capabilities, satisfy customer requirements, execute on our business plan, or respond to competitive pressures. To successfully manage our growth, we believe we must effectively:

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  Hire, train, integrate, and manage additional qualified engineers for research and development activities, sales and marketing personnel, and financial and information technology personnel;

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  Expand and upgrade our core technologies; and

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  Manage multiple relationships with our customers, suppliers, and other third parties.

We are subject to the highly cyclical nature of the semiconductor industry.

        The semiconductor industry is highly cyclical. The industry has experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles, of both semiconductor companies' and their customers' products, and declines in general economic conditions. These downturns have been characterized by production overcapacity, high inventory levels, and accelerated erosion of average selling prices. Any future downturns could significantly harm our sales, reduce our profitability, or increase our losses for a prolonged period of time. From time to time, the semiconductor industry also has experienced periods of increased demand and production capacity constraints. We may experience substantial changes in future operating results due to general semiconductor industry conditions, general economic conditions, and other factors. Any general decline in semiconductor industry conditions or economic conditions could also adversely affect our stock price.

Our products are complex and may require modifications to resolve undetected errors or failures in our hardware, firmware, and software, which could lead to an increase in our costs, a loss of customers, or a delay in market acceptance of our products.

        Our AIO system controller solutions are complex and may contain undetected hardware, firmware, and software errors or failures when first introduced or as new versions are released. These errors could cause us to incur significant re-engineering costs, divert the attention of our engineering personnel from product development efforts, and cause significant customer relations and business reputation problems. If we deliver products with errors, defects, or bugs, our credibility and the market acceptance and sales of our products could be harmed. Defects could also lead to liability for defective products as a result of lawsuits against us or against our customers. A successful product liability claim could require us to make significant damage payments.

We have substantial international sales, which expose us to additional business risks including increased logistical complexity and political instability.

        Our sales outside of the United States as a percentage of total sales were 84%, 75%, 90%, and 94% for the years ended December 31, 2001, 2002, 2003 and the three months ended March 31, 2004, respectively. We plan to expand our international sales activities, but may not be able to maintain or increase international market demand for our products. Our international sales are subject to a number of risks, including:

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  Increased complexity and costs of managing international sales;

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  Protectionist laws and business practices that favor local competition in some countries;

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  Multiple, conflicting, and changing laws, regulations, and tax schemes;

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  Longer sales cycles;

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  Public health issues, such as a recurrence of the SARS outbreak;

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  Greater difficulty in accounts receivable collection and longer collection periods;

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  Potentially reduced protection for intellectual property rights; and

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  Political, social, and economic instability, including wars, acts of terrorism, political unrest, boycotts, curtailments of trade, and other business restrictions.

        To date, all of our sales to international customers and purchases of components from international suppliers have been denominated in U.S. dollars. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make our products more expensive for our international customers, thus potentially leading to a reduction in sales and profitability. Furthermore, some of our competitors are foreign companies that could benefit from such a currency fluctuation, making it more difficult for us to compete with those companies.

We may experience a decrease in market demand due to uncertain economic conditions in the United States and in international markets, which has been further exacerbated by the concerns of terrorism, war, and social and political instability.

        Economic growth in the United States and international markets has slowed significantly, and the United States economy has recently been in a recession. The timing of a full economic recovery is uncertain. In addition, the terrorist attacks in the United States and turmoil in the Middle East have increased the uncertainty in the United States economy and may contribute to a decline in economic conditions, both domestically and internationally. Terrorist acts and similar events, or war in general, could contribute further to a slowdown of the market demand for goods and services, including demand for our products. If the economy declines as a result of the recent economic, political, and social turmoil, or if there are further terrorist attacks in the United States or elsewhere, we may experience decreases in the demand for our products, which may harm our operating results.

If securities or industry analysts do not publish research or reports about our business, our stock price and trading volume could decline.

        The trading market for our common stock may depend on the research and reports that industry or securities analysts may publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. We currently do not have any securities analysts covering our stock, and we may not gain or maintain coverage by securities analysts in the future.

We may need to raise additional capital which might not be available or which, if available, may be on terms that are not favorable to us.

        We believe the net proceeds from this offering, together with our existing cash balances, bank credit facility, and cash expected to be generated from our operations, will be sufficient to meet our working capital, capital expenditures, and other needs for at least the next 12 months. In the future, we may need to raise additional funds, and we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all. If we issue equity securities, the ownership percentage of our stockholders would be reduced, and the new equity securities may have rights, preferences, or privileges senior to those of existing holders of our common stock. If we borrow money, we may incur significant interest charges, which could harm our profitability. Holders of debt would also have rights, preferences, or privileges senior to those of existing holders of our common stock. If we cannot raise needed funds on acceptable terms, we may not be able to develop or enhance our products, take advantage of future opportunities, or respond to competitive pressures or unanticipated requirements, which could seriously harm our business, results of operations, and financial condition.

We may pursue acquisitions and investments in new businesses, products, or technologies that involve numerous risks, including the use of cash and diversion of management's attention.

        In the future, we may make acquisitions of and investments in new businesses, products, and technologies or we may acquire operations that expand our capabilities. If we identify an acquisition candidate, we may not be able to negotiate or finance the acquisition successfully. Even if we are successful, we may not be able to integrate the acquired businesses, products, or technologies into our existing business and products. As a result of the rapid pace of technological change, we may place too high a value on the long-term potential of the acquired business or technology, or the acquisition may not be complementary to our existing business. Furthermore, potential acquisitions and investments, whether or not consummated, may divert our management's attention and require considerable cash outlays at the expense of our existing operations. In addition, to complete future acquisitions, we may issue equity securities, incur debt, assume contingent liabilities, or have amortization expenses and write-downs of acquired assets, which could affect our profitability.

Being a public company will increase our administrative costs and divert management time and attention, particularly with respect to our compliance efforts in connection with all of the new regulatory requirements implemented by the Securities and Exchange Commission and Nasdaq for Nasdaq-listed companies.

        As a public company, we will incur significant legal, accounting, and other costs that we did not incur as a private company. In addition to the Sarbanes-Oxley Act of 2002, we will be subject to a series of complex new rules and regulations which have been enacted by the Securities and Exchange Commission, or the SEC, and Nasdaq for companies that are Nasdaq-listed. We expect our compliance efforts associated with these new rules and regulations will increase our legal and financial compliance costs significantly, make some activities more time-consuming and costly, and divert management time and attention away from our core business. None of our executive officers have experience managing a public company. We will also incur all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws. We will need to expand our operational and financial systems and controls as part of our compliance efforts.

        In addition, we intend to take advantage of certain "grace periods" for newly-public companies under certain of the new SEC and Nasdaq rules and regulations, which grace periods allow us a short period of time after we become a public company before we are required to be in full compliance with such rules and regulations. For example, upon the consummation of this offering, we will not be in full compliance with the SEC and Nasdaq requirements that a majority of our board members be "independent." Our ability to satisfy the various requirements before the expiration of the applicable grace periods will be largely dependent on our ability to attract and retain qualified independent members of our board of directors and qualified executive officers, which may be more difficult in light of these new rules and regulations. If we fail to satisfy the various requirements before the expiration of the applicable grace periods, our common stock may be delisted from The Nasdaq National Market, which would adversely affect the trading price of our common stock and the ability of the holders of our common stock to sell and buy our common stock in a public market.

        We also expect these new rules and regulations will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage.

Changes to financial accounting standards may affect our results of operations and cause us to change our business practices.

        We prepare our financial statements to conform with generally accepted accounting principles, or GAAP, in the United States. These accounting principles are subject to interpretation by the American Institute of Certified Public Accountants, the SEC, and various bodies formed to interpret and create appropriate accounting policies. A change in those policies can have a significant effect on our reported results and may affect our reporting of transactions completed before a change is announced. Changes to those rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. For example, rules relating to employee stock option grants have recently been revised or are under review. There has been ongoing public debate whether employee stock option and employee stock purchase plan shares should be treated as a compensation expense and, if so, how to properly value these charges. If we elected or were required to record an expense for our stock-based compensation plans using the fair value method, we could have significant accounting charges. Although standards have not been finalized, and the timing of a final statement has not been established, the Financial Accounting Standards Board has announced its support for recording expense for the fair value of stock options granted.

Risks Related To This Offering

There has been no prior market for our common stock, our stock price may be volatile, and you may not be able to resell your shares at or above the public offering price.

        There has been no public market for our common stock prior to this offering. The public offering price for our common stock will be determined through negotiations among the underwriters and us. This public offering price may vary from the market price of our common stock following the offering. If you purchase shares of common stock, you may not be able to resell those shares at or above the public offering price. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including the following:

  •
  Actual or anticipated fluctuations in our operating results;

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  The financial guidance we may provide to the public, any changes in such guidance, or our failure to meet such guidance;

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  The ability to gain and maintain coverage by securities analysts;

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  Changes in financial estimates or recommendations by securities analysts or our failure to meet such estimates;

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  Changes in market valuations of other technology companies, particularly those that sell AIOs or design, manufacture, or sell integrated circuits;

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  Announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

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  Introduction of technologies or product enhancements that reduce the need for our products;

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  The loss of one or more key customers;

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  Departures of key personnel; and

  •
  The development and sustainability of an active trading market for our common stock.

In addition, the stock markets, and in particular Nasdaq, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. These fluctuations often have been unrelated to the operating performance of those companies.

Substantially all of our outstanding shares, other than the 5,814,543 shares sold in this offering, will be restricted from immediate resale but may be sold into the market beginning 180 days after this offering, and we may register or be required to register additional shares of our common stock for sale after this offering. These future sales could cause the market price of our common stock to drop significantly.

        After this offering, we will have outstanding 16,879,264 shares of common stock, based on the number of shares outstanding at March 31, 2004. This includes the 5,814,543 shares we and the selling stockholders are selling in this offering, all of which shares may be resold in the public market immediately without regard to volume or other limitations under Rule 144 under the Securities Act. The remaining 11,064,721 shares, or 65.6% of our outstanding shares after this offering, are currently restricted as a result of the contractual restrictions contained in lock-up agreements or Rule 144 or Rule 701 under the Securities Act but will be able to be sold in the near future as set forth below:

Number of shares and % of total outstanding	Date available for sale into public market
1,715,744 shares, or 10.2%	180 days after the date of this prospectus due to the expiration of lock-up agreements between the holders of these shares and the underwriters described in "Underwriting — No Sales of Similar Securities." However, the underwriters can waive the provisions of these lock-up agreements and allow these stockholders to sell at any time.
11,064,721 shares, or 65.6%
Between 180 and 365 days after the date of this prospectus, depending on the requirements of Rule 144 or Rule 701 under the Securities Act, which requirements are described in "Shares Eligible for Future Sale."

        As restrictions on resale end, the market price of our stock could drop significantly if the holders of restricted shares, particularly our directors and officers, sell them or are perceived by the market as intending to sell them.

        Promptly after the date of this prospectus, we intend to register on one or more registration statements on Form S-8 all shares of our common stock issuable to our employees, consultants, and directors under our stock option and employee stock purchase plans. Shares covered by such registration statements will be immediately eligible for sale upon the effective date of such registration statements. In addition, the holders of 9,945,188 shares of our common stock are entitled to certain registration rights with respect to such shares. If a large number of shares of our common stock are registered and sold pursuant to the foregoing registration statements on Form S-8 or in accordance with registration statements filed by us in connection with the exercise of the foregoing registration rights, the market price of our stock could drop significantly.

Some provisions in our certificate of incorporation and by-laws may deter third parties from acquiring us.

        Our certificate of incorporation and bylaws contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors, including the following:

  •
  Only our board of directors, the chairman of our board of directors, or our chief executive officer may call a special meeting of our stockholders;

  •
  Our stockholders may take action only at a meeting of our stockholders and not by written consent;

  •
  We have authorized undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

  •
  Our directors may be removed only for cause by the affirmative vote of a majority of the directors present at a meeting duly held at which a quorum is present, or the holders of 75% of the votes that all stockholders would be entitled to cast in the election of directors; and

  •
  We require advance notice requirements for stockholder proposals.

These anti-takeover defenses could discourage, delay, or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you desire.

Section 203 of the Delaware General Corporation Law may delay, defer, or prevent a change in control that our stockholders might consider to be in their best interests.

        We are subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits "business combinations" between a Delaware corporation and an "interested stockholder," which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation's voting stock for a three-year period following the date that such stockholder became an interested stockholder. Section 203 could have the effect of delaying, deferring, or preventing a change in control that our stockholders might consider to be in their best interests.

Insiders will continue to have substantial control over us after this offering.

        Upon completion of this offering, our executive officers and directors, and their respective affiliates, will beneficially own, in the aggregate, approximately 48.1% of our outstanding common stock. As a result, these stockholders will be able to exert significant control over all matters requiring stockholder approval. These matters include the election of directors and approval of significant corporate transactions, such as a merger, consolidation, takeover, or other business combination involving us. This concentration of ownership could also adversely affect the market price of our common stock or lessen any premium over market price that an acquirer might otherwise pay.

If you purchase shares of common stock sold in this offering, you will experience immediate dilution.

        If you purchase shares of common stock in this offering, you will experience immediate dilution of $            per share, because the initial public offering price of $            per share will be substantially greater than the net tangible book value per share of the shares your acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. You would experience additional dilution upon the exercise of stock options to purchase common stock granted to our employees, consultants, and directors under our stock option plans and granted to our investors. As of March 31, 2004, there were 3,992,390 shares of common stock subject to stock options at a weighted average price of $1.86 per share, which is substantially less than the initial public offering price. Additionally, we may grant stock options in the future with exercise prices that are less than the initial public offering price.

Our management will have broad discretion over the use of proceeds of this offering.

        Our management will have broad discretion over how the net proceeds of this offering will be used. Investors will be relying on the judgment of management regarding the application of the proceeds of this offering. The results and effectiveness of the application of the proceeds are uncertain. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business and cause the price of our common stock to decline.

We do not expect to pay any cash dividends for the foreseeable future.

        We do not anticipate that we will pay any cash dividends to holders of our common stock in the foreseeable future. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

FORWARD-LOOKING STATEMENTS AND PROJECTIONS

        This prospectus contains forward-looking statements. Forward-looking statements relate to future events of our future financial performance. We generally identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other similar words. These statements are only predictions. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties and other factors that may cause our customers' or our industry's actual results, levels of activity, performance or achievements expressed or implied by these forward-looking statements, to differ. The "Risk Factors" section and those sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" as well as other sections in this prospectus discuss some of the factors that could contribute to these differences.

        The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

        This prospectus also contains market data related to our business and industry. This market data includes projections that are based on a number of assumptions. If these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. As a result, our markets may not grow at the rates projected by these data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business, results of operations and financial condition, and the market price of our common stock.

USE OF PROCEEDS

        We estimate that the net proceeds from the sale of 5,000,000 shares of common stock that we are offering will be approximately $        million, assuming an initial public offering price of $        per share, which is the midpoint of the range listed on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses that we must pay. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds from this offering will be approximately $        million. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. The principal purposes of this offering are to increase our equity capital, to create a public market for our common stock, and to facilitate our future access to public equity markets.

        We intend to use the net proceeds to us from this offering for general corporate purposes and working capital requirements. We may also use a portion of the proceeds for the acquisition of, or investment in, companies, technologies, products, or assets that complement our business. However, we have no present understandings, commitments, or agreements to enter into any potential acquisitions or investments. Further, we have not determined the amounts we plan to spend on any of the areas listed above or the timing of these expenditures. As a result, our management will have broad discretion to allocate the net proceeds from this offering. Pending application of our net proceeds, we plan to invest the net proceeds of the offering in government securities and other short-term, investment grade, marketable securities.

DIVIDEND POLICY

        We were an S corporation for federal taxation purposes until 1997 and since that time, we have not paid or declared any cash dividends on our capital stock. We currently anticipate that we will retain future earnings, if any, to finance the growth and development of our business. Accordingly, we do not expect to declare or pay any cash dividends on our common stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors, which will depend on our financial condition, results of operations, capital requirements, and such other factors as the board of directors deems relevant.

CAPITALIZATION

        The following table sets forth our cash, cash equivalents, and capitalization as of March 31, 2004:

  •
  On an actual basis;

  •
  On a pro forma basis, giving effect to the conversion of all of our outstanding shares of convertible preferred stock into an aggregate of 7,439,140 shares of common stock upon the closing of this offering; and

  •
  On a pro forma as adjusted basis to reflect the transactions described above and to also give effect to the issuance and sale of 5,000,000 shares of common stock by us in this offering at an assumed initial public offering price of $        per share, after deducting estimated underwriting discounts, commissions, and offering expenses that we must pay.

        You should read the following table in conjunction with our financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

	As of March 31, 2004
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Cash, cash equivalents and restricted cash	$8,150	$8,150

Series A, B, C, and D convertible preferred stock	$1	$—
Common stock	5	12
Additional paid-in capital	12,585	12,579
Deferred-stock based compensation	(4,848)	(4,848)
Treasury stock	(2,000)	(2,000)
Retained earnings	5,020	5,020

Total capitalization	$10,763	$10,763

        The above data exclude:

  •
  3,992,390 shares of common stock subject to options outstanding as of March 31, 2004 and having a weighted average exercise price of $1.86 per share; and

  •
  an aggregate of 523,176 additional shares of common stock reserved as of March 31, 2004, for future issuance under our stock-based compensation plans.

DILUTION

        Our pro forma net tangible book value as of March 31, 2004 was approximately $            , or $    per share of common stock, after giving effect to the conversion of all outstanding shares of convertible preferred stock into common stock, into an aggregate of 7,439,140 shares of common stock upon the closing of this offering. Pro forma net tangible book value per share represents our total assets less total liabilities, divided by the number of pro forma shares of common stock outstanding.

        Dilution of net tangible book value per share to new investors is the difference between the amount per share paid by purchasers of common stock in this offering and the pro forma net tangible book value per share immediately following the offering. After giving effect to the issuance and sale of the 5,000,000 shares of common stock by us in this offering, at an assumed offering price of $            per share, which is the midpoint of the range listed on the cover page of this prospectus, after deducting estimated underwriting discounts, commissions, and offering expenses that we must pay, our pro forma net tangible book value as of March 31, 2004 would have been $            million or $            per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $            per share. The initial public offering price per share will significantly exceed the net tangible book value per share. Accordingly, new investors who purchase common stock in this offering will suffer an immediate dilution of their investment of $            per share. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share	$
Pro forma net tangible book value per share as of March 31, 2004	$
Increase per share attributable to sale of common stock in this offering	$
Pro forma net tangible book value per share after this offering	$
Dilution of net tangible book value per share to new investors	$

        If the underwriters exercise their over-allotment option in full, the pro forma net tangible book value per share after the offering would be $            per share, the increase in net tangible book value per share to existing stockholders would be $            per share and the dilution to new investors would be $            per share.

        The following table summarizes, on a pro forma basis as of March 31, 2004, giving effect to the conversion of all shares of convertible preferred stock outstanding into shares of common stock, the differences between the number of shares of common stock purchased from Oasis, the total consideration paid to Oasis, and the average price per share paid by existing stockholders, and by new investors. The calculation below is based on an assumed initial public offering price of $            per share, which is the midpoint of the range listed on the cover page of this prospectus, before deducting of estimated underwriting discounts, commissions, and offering expenses that we must pay:

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total			%	$		%	$

        The above discussion and table assume no exercise of stock options or warrants outstanding as of March 31, 2004. To the extent that outstanding options are exercised in the future, there will be further dilution to new investors. To the extent all of such outstanding options had been exercised as of March 31, 2004 net tangible book value per share after this offering would be $            and total dilution per shares to new investors would be $            .

        If the underwriters exercise their over-allotment option in full, the number of shares held by new investors will increase to 6,686,724 shares, or 39.6% of the total number of shares of common stock outstanding after this offering.

SELECTED FINANCIAL DATA

        The following selected historical financial data have been derived from our historical financial statements. The historical financial statements as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002, and 2003 have been audited and are included elsewhere in this prospectus. Our historical financial statements as of December 31, 2001 have been audited but are not included in this prospectus. The Company's historical financial statements for the years ended December 31, 1999 and 2000 have not been audited, but, in the opinion of management, contain all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of our results of operations for these periods and financial position as of those dates. The statement of operations data for the three months ended March 31, 2003 and 2004 and the balance sheet data as of March 31, 2004 are derived from unaudited interim financial statements included elsewhere in this prospectus and, in the opinion of management, have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations and financial condition for such periods. The historical results are not necessarily indicative of the operating results to be expected in the future. Operating results for the three months ended March 31, 2004 are not necessarily indicative of the results that may be expected for any other period or the entire year ending December 31, 2004. This section presents our historical financial data and such historical results are not necessarily indicative of future results. The "Pro Forma" data in the table below reflects our capitalization as of December 31, 2003 and March 31, 2004 with adjustments for the automatic conversion of our Series A, B, C, and D Convertible Preferred Stock into 7,439,140 shares of common stock upon closing of the offering. You should read carefully the financial statements included in this prospectus, including the notes to the financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected financial data in this section are not intended to replace the financial statements.

	Year Ended December 31,					Three Months Ended March 31,
	1999	2000	2001	2002	2003	2003	2004
	(in thousands, except per share data)
Statements of Operations Data:
Revenues	$202	$2,162	$7,147	$18,045	$36,318	$6,749	$11,630
Cost of revenues	(37)	(871)	(3,478)	(8,596)	(18,384)	(3,252)	(5,645)
Gross profit	165	1,291	3,669	9,449	17,934	3,497	5,985
Operating expenses:
Research and development	766	821	1,948	3,468	5,152	893	2,071
Selling, general and administrative	283	471	1,008	1,888	3,315	610	1,372
Stock-based compensation	0	651	833	1,253	817	66	375
Income (loss) from operations	(884)	(652)	(120)	2,840	8,650	1,928	2,167
Net income (loss)	(847)	(604)	(334)	1,358	5,034	1,151	1,161
Net income (loss) per common share:
Basic	$(0.27)	$(0.17)	$(0.08)	$0.34	$1.16	$0.27	$0.27
Diluted	$(0.27)	$(0.17)	$(0.08)	$0.10	$0.35	$0.08	$0.08

Weighted average shares outstanding:
Basic	3,133	3,503	4,042	4,012	4,329	4,326	4,363
Diluted	3,133	3,503	4,042	13,494	14,246	14,011	14,715
Unaudited pro forma net income per share:
Basic					$0.43		$0.10
Diluted					$0.35		$0.08
Unaudited pro forma weighted-average shares outstanding:
Basic					11,768		11,802
Diluted					14,246		14,715
	December 31,					March 31,
	1999	2000	2001	2002	2003	2004
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents, and current portion of restricted cash	$684	$159	$1,800	$4,107	$7,336	$8,150
Total assets	847	829	5,403	8,050	13,687	17,280
Stockholders' equity	618	679	2,675	3,292	9,162	10,763

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Financial Data" and our financial statements and the related notes included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results could differ materially from those anticipated by these forward-looking statements as a result of many factors including those discussed under "Risk Factors" and elsewhere in this prospectus.

Overview

        We are a fabless semiconductor company that designs, develops, and markets proprietary electronic system controller solutions comprised of integrated circuits, or ICs, firmware and software. We currently focus on the growing market for All-In-One peripheral devices, or AIOs, which are also known as Multi-Function Peripherals, or MFPs, which incorporate the functionality of multiple discrete devices, including printers, photo-printers, copiers, scanners, and facsimile machines, into a single device. Our AIO system controller solutions include: ICs, which include both analog and digital circuitry; extensive firmware, which is software that operates on our ICs; reference designs; and development tools. We offer our AIO system controller solutions as application-specific standard products, or ASSPs, so that a wide range of AIO vendors can utilize them in their AIO products. Our AIO system controller solutions provide substantially all of an AIO's electronic processing functionality, including image capture and processing, motor control, print engine control and connectivity with personal computers, or PCs and other peripherals. By offering ASSPs with extensive firmware, we enable our customers to rapidly introduce and market high-quality AIOs and other related products that offer ease of use at an attractive price. AIO brand name companies that use our AIO system controller solutions include Canon, Dell, Lexmark, Sagem, Samsung, and Sharp.

        We were founded in 1995 by our President and Chief Executive Officer, John J. Koger, as a third-party supplier of image processing solutions to the nascent digital copier market. In 1997, we shifted our focus to address the emerging AIO market and shipped our first AIO system controller in 2000. As part of our efforts to be the leading third-party supplier of AIO system controller solutions, we have sought to leverage our core expertise in semiconductor design, firmware, and software.

        Since our inception, we have financed our operations primarily through the sales of equity securities and more recently through cash generated from operations. We have received a total of $3.6 million from private offerings of our equity securities. As of March 31, 2004, we had $8.2 million in cash, cash equivalents, and restricted cash.

        The AIO market is highly concentrated among a small number of brand name companies that sell AIOs to consumers and businesses. AIO brand name companies that use our AIO system controller solutions include Canon, Dell, Lexmark, Sagem, Samsung, and Sharp. AIO brand name companies typically outsource the production of their AIOs to third-party contract manufacturers. As a result, we market to both AIO brand name companies and contract manufacturers and sell our products primarily to contract manufacturers. In 2003, over 90% of our AIO system controller solutions were sold directly to contract manufacturers. To date, three customers, Lite-On, Samsung Electronics America, and Funai Electric (HK) Limited, have accounted for a substantial portion of our sales.

        The following table sets forth our customers that represented 10% or more of our revenues for the periods indicated:

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2004
Lite-On	69%	64%	77%	31%
Samsung Electronics America	14%	24%	10%	*

Funai Electric (HK) Limited	*	*	*	44%

*
Less than 10%

        Lite-On is a diversified corporation headquartered in Asia. The business unit of Lite-On we initially worked with operated under the name Silitek and subsequently adopted the parent company name of Lite-On. Our purchase orders, which originally came from Silitek Corp., now come from Yet Foundate Ltd. in Hong Kong, another subsidiary of Lite-On. When we refer to Lite-On in this document we are collectively referring to Lite-On, Silitek, and Yet Foundate.

        We believe our sales to Lite-On were primarily for Lexmark AIO products in each of the three years ended December 31, 2001, 2002, and 2003 and in the three months ended March 31, 2004.

        Most of the products that use our AIO system controller system solutions are manufactured in Asia. As a result, we believe that a substantial majority of our revenues will continue to come from customers located in Asia. Although a large percentage of our sales are made to customers in Asia, we believe that a significant number of the AIOs produced by contract manufacturers are then sold by AIO brand name companies to end users throughout the world. All of our revenues to date have been denominated in U.S. dollars.

        The following table sets forth our percentages of revenues by country for the periods indicated:

	Years Ended December 31,
				Three Months Ended March 31, 2004
	2001	2002	2003
China	70%	65%	83%	85%
Japan	—	1	—	—
Taiwan	11	6	3	3
United States	16	25	10	6
Other	3	3	4	6

Revenues	100%	100%	100%	100%

        Our sales cycle can be lengthy. The period from the initial discussion with a customer regarding a product opportunity to volume sales of our AIO system controller solutions can be up to 24 months. The lengthy sales cycle for our products makes forecasting the volume and timing of orders difficult. In addition, the delays inherent in a lengthy sales cycle increase the risk that customers may seek to cancel or modify their orders. We typically receive sales forecasts from our AIO brand name company customers, but our sales are usually made with purchase orders coming from contract manufacturers. Therefore, we do not consider backlog based on these sales forecasts to be an accurate indicator of our future sales.

        Because many of our AIO system controller solutions are designed for use in consumer electronics products, such as inkjet and laser AIOs, we expect our business to be subject to seasonality. As a result, our revenue in the third quarter of each year, when we ship products to our customers to meet back-to-school and year-end holiday demand, is expected to generally exceed revenue in other quarters of the same year.

        As a fabless semiconductor company, our business model is less capital intensive because we rely on third parties to manufacture, assemble, and test our ASSPs. We currently use a single foundry for each of our ASSP families. If the foundries manufacturing our products cannot achieve expected yields, we may incur higher per unit costs and reduced product availability. One of the foundries that manufactures our products and all of the principal subcontractors that assemble, package, and test our products are located in Asia. Many of our contract manufacturer customers, subcontractors, and the AIO brand name companies that include our AIO system controller solutions in their products are also located in Asia.

        The market for the AIO products containing our AIO system controller solutions is characterized by intense price competition. As a result, many AIO brand name companies are focused on reducing component and manufacturing costs. Due to the efforts of AIO brand name companies to optimize their supply chains, we anticipate that some of them may elect to work with new contract manufacturers for the production of their AIOs and, as a result, we may face significant quarterly changes in our customer base. In addition, as competition increases and the markets for our products begin to mature, we anticipate that average selling prices of our AIO system controller solutions will decline. To address these potential changes in our business, we collaborate with AIO brand name companies and their contract manufacturer partners. We endeavor to reduce our costs through continued improvements in manufacturing efficiencies with our foundries and process technology development.

        The following describes certain line items in our statements of income:

        Revenues.    Revenues consist primarily of sales of our AIO system controller solutions. Our sales have historically been made on the basis of purchase orders rather than long-term agreements. We recognize revenues upon shipment, provided title is transferred, prices are fixed, and collection is reasonably assured. In addition, we receive non-refundable engineering fees from some of our customers under development agreements in order to customize our AIO system controller solutions for their particular application. We defer recognition of revenues from the non-recurring engineering fees under these development agreements until commercial shipments of ASSPs have begun. Revenues are then recognized pro rata over the life of the product application, typically 18 to 24 months.

        We have experienced significant revenue growth in a relatively short period of time. Specifically, our annual revenues increased from $7.1 million in 2001, to $18.0 million in 2002, and to $36.3 million in 2003 and from $6.8 million for the three months ended March 31, 2003 to $11.6 million for the three months ended March 31, 2004. We do not expect to sustain our recent growth rate.

        Cost of Revenues.    Cost of revenues consists primarily of the costs of silicon wafers, assembly, testing, and shipping of our AIO system controller solutions, costs of personnel, depreciation of equipment, and supplies associated with manufacturing support and quality assurance, and occupancy costs. Additionally, our cost of revenues in the future may include accruals for warranty obligations, which we would record when revenue is recognized. To date, we have not experienced significant warranty costs. Because we do not have long-term, fixed-price supply contracts, our wafer costs are subject to changes based on the cyclical demand for semiconductors.

        Research and Development.    Research and development expenses consist primarily of employee and contractor costs, development testing costs, evaluation, masking revisions, occupancy costs, and depreciation on research and development equipment. All research and development costs are expensed as incurred. Some of our development expenditures have been funded by non-recurring engineering fees from certain customers. We plan to continue to invest a significant amount in research and development activities to develop new technologies for existing and future applications and products. We expect research and development expenses to increase in absolute dollars.

        Selling, General and Administrative.    Selling, general and administrative expenses consist primarily of employee, contractor, and related costs, occupancy costs, sales commissions to independent sales representatives, professional services, and promotional and marketing expenses. We expect selling expenses will fluctuate with changes in revenues. We expect that general and administrative expenses will increase in absolute dollars to support our future operations as well as the additional costs of operating as a publicly-traded company, including the costs associated with enhancing our management information and financial management systems. We plan to implement new management information and financial management systems in the second half of 2004 in order to address the growth in our business.

        Stock-Based Compensation.    In connection with grants of stock options in 2002 and 2003, we recorded an aggregate of $2.3 million in deferred stock-based compensation. In connection with grants of stock options during the three months ended March 31, 2004 we recorded an aggregate of $3.8 million in deferred stock-based compensation. As of March 31, 2004, we had an aggregate of $4.8 million of deferred stock-based compensation remaining to be amortized. We are amortizing deferred stock-based compensation over the vesting period of the related stock options, which is generally four years, and the performance period of restricted stock grants. In the second quarter of 2004, we expect to incur additional deferred compensation resulting from stock options granted to employees at less than the fair value of our stock for financial reporting purposes. Our aggregate deferred compensation balance as of March 31, 2004 is expected to be amortized as follows: $1.0 million during the remaining three quarters of 2004, $1.3 million during 2005, $1.2 million during 2006, $1.2 million during 2007, and $99,000 during 2008.

        During 2002 and 2003, we granted options to purchase an aggregate of 105,000 shares of common stock to nonemployees in consideration of services rendered. We account for equity awards issued to nonemployees in accordance with the provisions of Statement of Financial Accounting Standard ("SFAS") No. 123, "Accounting for Stock-Based Compensation," and Emerging Issues Task Force ("EITF") Issue No. 96-18, "Accounting for Equity Instruments that are Issued to other than Employees for Acquiring, or in Conjunction with Selling Goods or Services," and related interpretations. We recorded these grants at fair value, which was $84,000 and $109,000 in 2002 and 2003, respectively. Pursuant to EITF Issue No. 96-18, we must periodically remeasure the fair value of the unvested stock portion of the stock option through the earlier of a performance commitment or performance completion, as defined in EITF Issue No. 96-18. The remeasurement of the fair value resulted in an additional amount recorded to deferred stock-based compensation of approximately $794,000 during 2003. For the year ended December 31, 2003, we recorded stock-based compensation expense of approximately $725,000 for these stock option awards. The periodic remeasurement of the fair value may result in additional amounts recorded to deferred stock-based compensation and additional adjustments to income in future periods. The options to purchase common stock granted to nonemployees generally vest over a two- to four-year period.

        Provision for Income Taxes.    The effective tax rate during 2001, 2002, 2003, and the three months ended March 31, 2004 differs from the statutory rates due principally from increases to the effective tax rate from stock compensation expense not deductible for tax purposes, offset by research and development tax credits.

        Use of Estimates.    Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to uncollectible receivables, income taxes, warranty obligations, contingencies, fair value of common stock, and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Results of Operations

        The following table sets forth our income statements as a percentage of revenues for the periods indicated:

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
Revenues:
Product sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	48.7	47.6	50.6	48.2	48.5

Gross profit	51.3%	52.4%	49.4%	51.8%	51.5%

Income (loss) from operations:
Research and development	27.2%	19.2%	14.2%	13.2%	17.8%
Selling, general and administrative	14.1	10.5	9.1	9.0	11.8
Stock-based compensation	11.7	6.9	2.2	1.0	3.2

Total operating expenses	53.0%	36.6%	25.5%	23.2%	32.8%

Operating income (loss)	(1.7)	15.8	23.9	28.6	18.7
Interest income, net	0.4	0.2	0.1	0.1	0.1

Income (loss) before income taxes	(1.3)	16.0	24.0	28.7	18.8
Provision for income taxes	3.4	8.4	10.1	11.6	8.8

Net income (loss)	(4.7)%	7.6%	13.9%	17.1%	10.0%

  Three Months Ended March 31, 2004 and 2003

        Revenues.    Revenues were $11.6 million for the three months ended March 31, 2004 compared to $6.7 million for the three months ended March 31, 2003, an increase of 72.3%. The increase was due primarily to strong demand for our AIO system controller solutions, including our DigiColor2 product family. The increase in absolute dollars was due to an increase in sales to existing customers of approximately $1.6 million, sales to new customers of approximately $5.2 million, partially offset by decreased sales to existing customers of approximately $1.9 million. Average selling prices, or ASPs, of existing products declined approximately 8% during the three months ended March 31, 2004 compared with the three months ended March 31, 2003.

        Gross profit.    Gross profit as a percentage of revenue, or gross margin, was 51.5% for the three months ended March 31, 2004, compared with 51.8% for the three months ended March 31, 2003.

        Research and Development.    Research and development expenses increased to $2.1 million, or 17.8% of revenues, for the three months ended March 31, 2004 from $893,000, or 13.2% of revenues, for the three months ended March 31, 2003. Of this increase, approximately $587,000 was due to an increase in employees, $294,000 was due to an increase in engineering expenses, and approximately $68,000 was due to increased rent and depreciation expense related to an increase in the amount of space we leased for the three months ended March 31, 2004 compared to the three months ended March 31, 2003.

        Selling, General and Administrative.    Selling, general and administrative expenses increased to $1.4 million, or 11.8% of revenues, for the three months ended March 31, 2004 from $610,000, or 9.0% of revenues, for the three months ended March 31, 2003. This increase in absolute dollars was due to an increase of approximately $199,000 related to increased personnel in sales, field applications, and administration, an increase of approximately $164,000 in professional fees, primarily legal and accounting, an increase of approximately $104,000 in sales commissions due to increased revenues, and an increase of $59,000 in rent and depreciation expense related to an increase in the amount of space we leased for the three months ended March 31, 2004 compared to the three months ended March 31, 2003.

        Stock-based Compensation.    Stock-based compensation increased to $375,000 for the three months ended March 31, 2004 from $66,000 for the three months ended March 31, 2003. For the three months ended March 31, 2004, stock-based compensation was composed of $295,000 of stock-based compensation related to employee stock option grants with exercise prices at less than the fair value of our common stock for financial reporting purposes and $80,000 of stock-based compensation related to stock option grants to nonemployees. The $66,000 of stock-based compensation for the three months ended March 31, 2003 was composed of $2,000 of stock-based compensation related to employee stock option grants with exercise prices at less than the fair value of our common stock for financial reporting purposes and $64,000 of stock-based compensation related to stock option grants to nonemployees.

        Interest Income, Net.    Interest income, net for the three months ended March 31, 2004 was $14,000 compared to $9,000 for the three months ended March 31, 2003. The difference was due to increased cash balances during the three months ended March 31, 2004, offset in part by a decline in short-term interest rates.

        Provision for Income Taxes.    Provision for income taxes was $1.0 million for the three months ended March 31, 2004 compared to $786,000 for the three months ended March 31, 2003.

        Net Income.    Net income was $1.2 million, or $0.27 and $0.08 per share on a basic and diluted basis, respectively, for the three months ended March 31, 2004, compared to $1.2 million, or $0.27 and $0.08 per share on a basic and diluted basis, respectively, for the three months ended March 31, 2003.

  Years Ended December 31, 2003 and 2002

        Revenues.    Revenues were $36.3 million in 2003 compared to $18.0 million in 2002, an increase of 101%. The increase was due primarily to strong demand for our AIO system controller solutions, including our DigiColor2 product family, which commenced volume shipments in late 2002. The increase in absolute dollars was due to an increase in sales to existing customers of approximately $19.0 million, partially offset by decreased sales to existing customers of approximately $822,000. ASPs of existing products declined approximately 10% on average in 2003 compared to 2002.

        Gross profit.    Gross profit as a percentage of revenue, or gross margin, was 49.4% in 2003, compared to 52.4% in 2002. This decrease was primarily the result of higher volume sales of our DigiColor2 product family, which is more expensive to manufacture and has a higher unit cost, and was partially offset by higher ASPs.

        Research and Development.    Research and development expenses increased to $5.2 million, or 14.2% of revenues, in 2003 from $3.5 million, or 19.2% of revenues, in 2002. Of this increase, approximately $855,000 was due to an increase in employees, $706,000 was due to an increase in engineering expenses, and approximately $167,000 was due to increased rent and depreciation expense related to an increase in the amount of space we leased in 2003 compared to 2002.

        Selling, General and Administrative.    Selling, general and administrative expenses increased to $3.3 million, or 9.1% of revenues, in 2003 from $1.9 million, or 10.5% of revenues, in 2002. This increase in absolute dollars was due to an increase of approximately $1.0 million related to personnel in sales, field applications, and administration as well as an increase of approximately $194,000 in sales commissions and sales support due to increased revenues, and an increase of $217,000 in rent, supplies and depreciation expense related to an increase in the amount of space we leased in 2003 compared to 2002.

        Stock-based Compensation.    Stock-based compensation decreased to $817,000 in 2003 from $1.3 million in 2002. In 2003, stock-based compensation was composed of $92,000 of stock-based compensation related to employee stock option grants with exercise prices at less than the fair value of our common stock for financial reporting purposes and $725,000 of stock-based compensation related to stock option grants to nonemployees. The $1.3 million of stock-based compensation in 2002 was due to recognition of compensation expense incurred upon the vesting of a total of 600,100 shares of performance-based restricted common stock.

        Interest Income, Net.    Interest income, net in 2003 was $44,000 compared to $41,000 in 2002. The difference was due to increased cash balances during 2003, offset in part by a decline in short-term interest rates.

        Provision for Income Taxes.    Provision for income taxes was $3.7 million in 2003 compared to $1.5 million in 2002, reflecting effective tax rates of 42.1% and 52.9%, respectively. The decrease in the effective tax rate during 2003 is due principally to a decrease in the amount of non-deductible stock-based compensation recorded in 2003.

        Net Income.    Net income increased to $5.0 million, or $1.16 and $0.35 per share on a basic and diluted basis, respectively, in 2003, from $1.4 million, or $0.34 and $0.10 per share on a basic and diluted basis, respectively, in 2002.

  Years Ended December 31, 2002 and 2001

        Revenues.    Revenues in 2002 were $18.0 million compared to $7.1 million in 2001, an increase of 152%. The increase was due primarily to strong demand for our products across our customer base and product families. The increase in absolute dollars was due to an increase in sales to existing customers of approximately $10.9 million, partially offset by decreased sales to existing customers of approximately $127,000. ASPs of existing products declined approximately 6% on average in 2002 compared to 2001.

        Gross profit.    Gross profit as a percentage of revenue, or gross margin, was 52.4% in 2002, compared with 51.3% in 2001. This increase was primarily the result of initial shipments of our DigiColor2 product family in 2002, which had a higher ASPs than the DigiColor1 product family in 2002. The increase was partially offset by a decrease of approximately 6% in the ASP of the DigiColor1 product family.

        Research and Development.    Research and development expenses increased to $3.5 million, or 19.2% of revenues, in 2002 from $1.9 million, or 27.2% of revenues, in 2001. Of this increase, approximately $1.1 million was due to an increase in employees, $221,000 was due to an increase in engineering expenses, and approximately $158,000 was due to an increase in rent and depreciation expense related to an increase in the amount of space we leased in 2003 compared to 2002.

        Selling, General and Administrative.    Selling, general and administrative expenses increased to $1.9 million, or 10.5% of revenues, in 2002 from $1.0 million, or 14.1% of revenues, in 2001. This increase in absolute dollars was due to approximately $288,000 related to increased personnel in sales, field applications and administration as well as an increase of approximately $413,000 in sales commissions and sales support due to increased revenues, and $68,000 in increased rent and supplies and depreciation expense related to an increase in the amount of space we leased in 2002 compared to 2001.

        Stock-based Compensation.    Stock-based compensation increased to $1.3 million in 2002 from $833,000 in 2001. The $1.3 million of stock-based compensation in 2002 was due to recognition of compensation expense incurred upon the vesting of a total of 600,100 shares of performance-based restricted common stock, compared to $833,000 in compensation expense incurred upon the final vesting of a total of 599,900 shares of performance-based restricted common stock in 2001.

        Interest Income, Net.    Interest income, net in 2002 was $41,000 compared to $28,000 in 2001. The difference was due to increased cash balances during 2002, offset in part by a decline in short-term interest rates.

        Provision for Income Taxes.    Provision for income taxes was $1.5 million in 2002 compared to $242,000 in 2001, reflecting effective tax rates of 52.9% and 263%, respectively. The decrease in the effective tax rate during 2002 is due principally to a decrease in the amount of non-deductible stock-based compensation offset by an increase in pre-tax income.

        Net Income.    Net income increased to $1.4 million, or $0.34 and $0.10 per share on a basic and diluted basis, respectively, in 2002, from a net loss of $(334,000), or ($0.08) per share on a basic and diluted basis in 2001.

Selected Quarterly Financial Information

        The following tables set forth our unaudited quarterly statements of income for each of the eight quarters ended March 31, 2004, as well as such data expressed as a percentage of our revenues for the quarters presented. You should read the following table in conjunction with the financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited information on the same basis as our audited financial statements. This table includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our operating results for the quarters presented. Operating results for any quarter are not necessarily indicative of results for any future periods.

	Three Months Ended
	Jun 30, 2002	Sep 30, 2002	Dec 31, 2002	Mar 31, 2003	Jun 30, 2003	Sep 30, 2003	Dec 31, 2003	Mar 31, 2004
	(in thousands)
Statements of Income Data:
Revenues	$6,046	$3,306	$4,489	$6,749	$8,757	$11,447	$9,365	$11,630
Cost of revenues	2,863	1,659	2,179	3,252	4,428	5,943	4,761	5,645

Gross profit	3,183	1,647	2,310	3,497	4,329	5,504	4,604	5,985

Operating expenses:
Research and development	893	1,050	880	893	1,569	1,385	1,305	2,071
Selling, general and administrative	514	473	599	610	615	973	1,117	1,372
Stock-based compensation	—	—	1,253	66	77	435	239	375

Total operating expenses	1,407	1,523	2,732	1,569	2,261	2,793	2,661	3,818

Income (loss) from operations	1,776	124	(422)	1,928	2,068	2,711	1,943	2,167
Interest income, net	10	9	12	9	12	9	14	14

Income (loss) before income taxes	1,786	133	(410)	1,937	2,080	2,720	1,957	2,181
Provision (benefit) for income taxes	944	70	(216)	786	843	1,247	784	1,020

Net income (loss)	$842	$63	$(194)	$1,151	$1,237	$1,473	$1,173	$1,161

As a Percentage of Revenues:
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	47.4	50.2	48.5	48.2	50.6	51.9	50.8	48.5

Gross profit	52.6	49.8	51.5	51.8	49.4	48.1	49.2	51.5

Operating expenses:
Research and development	14.8	31.8	19.6	13.2	17.9	12.1	14.0	17.8
Selling, general and administrative	8.5	14.3	13.4	9.0	7.0	8.5	11.9	11.8
Stock-based compensation	0.0	0.0	27.9	1.0	0.9	3.8	2.6	3.2

Total operating expenses	23.3	46.1	60.9	23.2	25.8	24.4	28.5	32.8

Income (loss) from operations	29.3	3.7	(9.4)	28.6	23.6	23.7	20.7	18.7
Interest income, net	0.2	0.3	0.3	0.1	0.1	0.1	0.2	0.1

Income (loss) before income taxes	29.5	4.0	(9.1)	28.7	23.7	23.8	20.9	18.8
Provision (benefit) for income taxes	15.6	2.1	(4.8)	11.6	9.6	10.9	8.4	8.8

Net income (loss)	13.9%	1.9%	(4.3)%	17.1%	14.1%	12.9%	12.5%	10.0%

        The rapidly evolving nature of the markets in which we sell our products and other factors, which are beyond our control limit our ability to accurately forecast quarterly or annual sales. Because most of our expenses are fixed in the short term or incurred in advance of anticipated sales, we may not be able to decrease our expenses in a timely manner to offset any shortfall in sales, which could harm our quarterly operating results.

        Because our AIO system controller solutions are principally designed for use in AIO products, we expect our business to be subject to seasonality. As a result, we expect to receive more of our revenue in the third quarter of each year, when product is shipped to meet back-to-school and year-end holiday demand. If we or our customers are unable to increase production of new or existing products to meet any increases in demand due to seasonality or other factors, our revenues from such products would be adversely affected.

Critical Accounting Policies and Estimates

        Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to uncollectible accounts receivable, income taxes, warranty obligations and contingencies, and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Because this can vary in each situation, actual results may differ from the estimates under different assumptions and conditions.

        We believe the following critical accounting policies affect our more significant judgments used in the preparation of our financial statements.

        Revenue Recognition.    We recognize revenue in accordance with SEC Staff Accounting Bulletin ("SAB") No. 101, Revenue Recognition in Financial Statements, as amended by SAB 101A, 101B, and 104. Under these guidelines, four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on management's judgments regarding the fixed nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

        In addition, we receive non-refundable engineering fees from some of our customers under development agreements in order to customize our AIO system controller solutions for their particular application. We defer recognition of revenues from the non-recurring engineering fees under these development agreements until commercial shipments of ASSPs have begun. Revenues are then recognized pro rata over the life of the product application, typically 18 to 24 months.

        Accounts Receivable.    We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer's current credit worthiness, as determined by our review of their current credit information. We continuously monitor collections and payments from our customers and maintain an allowance for doubtful accounts based upon our historical experience and any specific customer collection issues that we have identified. While our credit losses have historically been within our expectations and the allowance established, we might not continue to experience the same credit loss rates that we have in the past. Our accounts receivable are concentrated in a relatively few number of customers. Therefore, a significant change in the liquidity or financial position of any one customer could make it more difficult for us to collect our accounts receivable and require us to increase our allowance for doubtful accounts.

        Product Warranties.    We warrant our products against defects in materials and workmanship. We currently test 100% of our products prior to shipment. To date, we have not experienced significant returns for product failure.

        Stock-based Compensation.    Employee stock awards under our compensation plans are accounted for in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," Financial Accounting Standards Board ("FASB") Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25," EITF No. 00-23, "Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. ("FIN") 44," and other related interpretations. We account for equity awards issued to nonemployees in accordance with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," and EITF Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services," and other related interpretations. The fair market value of our common stock has been determined by our board of directors based on a variety of factors, including our financial position, the status of our technological developments, the composition and ability of the current engineering and management team, an evaluation of our competition, the current climate in the marketplace, the illiquid nature of our common stock, arm's-length sales and purchases of preferred and common stock, the preferences of our preferred stock, and the prospects of a liquidity event, among others.

        Stock-based compensation expense, which is a non-cash charge, results from stock option grants to our employees at exercise prices deemed for accounting purposes to be below the fair market value of our stock on the date the stock options were granted. We have granted stock options for which the exercise prices were deemed to be below the fair market value of the underlying common stock resulting in our recording of stock-based compensation expense associated with such grants. Stock-based compensation expense is also recorded for stock option grants to non-employees in consideration for services to be rendered in the future in lieu of cash compensation. Deferred compensation on fixed awards is amortized as a charge to income over the vesting periods of the options, subject to adjustment for forfeiture during the vesting period.

        Accounting for Income Taxes.    We account for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." Under this method, we determine deferred tax assets and liabilities based upon the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. We establish valuation allowances when necessary to reduce deferred tax assets to the amounts we expect to realize. As part of the process of preparing our financial statements, we are required to estimate our income taxes.

Liquidity and Capital Resources

        Since our inception, we have financed our operations primarily through the sales of equity securities and more recently through cash generated from operations. We have received a total of $3.6 million from private offerings of our equity securities. As of March 31, 2004, we had $8.2 million in cash, cash equivalents, and restricted cash, compared to $7.3 million as of December 31, 2003.

        Net cash provided by operating activities was $185,000 in 2001, $4.5 million in 2002, $2.8 million in 2003 and $1.0 million in the three months ended March 31, 2004. Net cash provided by operating activities in 2001, 2002, and 2003 resulted primarily from net income (loss), adjusted for non-cash charges related to depreciation, amortization, and stock-based compensation. Net cash provided by operating activities in 2003 was reduced by a $1.2 million increase in restricted cash in accordance with the terms of our line of credit agreement. Under the terms of a line of credit agreement with a bank, we are required to maintain a level of cash held on deposit at the bank equal to the amount of the outstanding standby letters of credit. The line of credit will expire in April 2004. As of December 31, 2003 and March 31, 2004, we had two standby letters of credit outstanding aggregating approximately $1.3 million and $1.3 million, respectively. Cash held by the bank of approximately $1.0 million and $302,000 is restricted through the expiration of the standby letters of credit in August 2004 and January 2005, respectively.

        Net cash used in investing activities, primarily expenditures for computers and software, was $41,000 in 2001, $158,000 million in 2002, $604,000 in 2003, and $98,000 in the three months ended March 31, 2004.

        Net cash provided by (used in) financing activities was $1.5 million in 2001, $(2.0) million in 2002, $19,000 in 2003, and $(420,000) in the three months ended March 31, 2004. Net cash provided by financing activities in 2001 was primarily due to the sale of our convertible preferred stock. Net cash used in financing activities in 2002 was primarily due to the repurchase of common shares for treasury stock. Net cash provided by financing activities in 2003 was primarily due to the exercise of employee stock options. Net cash used in financing activities in the three months ended March 31, 2004 was primarily due to deferred offering costs.

        In August 2003, we signed an amendment to our five-year facility lease for an additional 21,600 square feet of research and development and office space. The total rent obligation over the term of the lease is $3.9 million and is accounted for as an operating lease. Our remaining obligations under our operating lease for 2003 were approximately $3.7 million as of December 31, 2003. We sublease approximately 9,200 square feet to a software company under a sublease, which expires in February 2005.

        The following table describes our commitments to settle contractual obligations in cash under operating leases and other purchase obligations, as of March 31, 2004:

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating leases(1)	$3,655	$474	$2,570	$611	$—
Software license agreements	399	171	228	—	—

Total	$4,054	$645	$2,798	$611	$—

(1)
Does not reflect an offset for the contractual amount remaining to be received from our subtenant prior to the expiration of the sublease agreement.

        We expect that our general and administrative expenses will increase in absolute dollars as we incur the additional costs of being a publicly-traded company. In addition, we plan to implement new management information and financial management systems in the second half of 2004 in order to address the growth in our business.

        We believe the net proceeds from this offering, together with our existing cash balances, and cash expected to be generated from operating activities, will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our future capital requirements will depend on many factors, including our level of revenues, the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of introductions of new products, the costs to ensure access to adequate manufacturing capacity, the continuing market acceptance of our products, and the cost of any acquisition of complementary businesses. We could be required, or could elect, to seek additional funding through public or private equity or debt financing and additional funds may not be available on terms acceptable to us or at all.

Recent Accounting Pronouncements

        During 2002, we adopted SFAS No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure," which did not have a material effect on our financial position, results of operations, or cash flows, because we apply the intrinsic method of accounting.

        In November 2002, the EITF reached a consensus on EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services, and/or rights to use assets. The provisions of EITF Issue No. 00-21 apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We do not expect the adoption of EITF Issue No. 00-21 will have a material impact on our financial position, results of operations, or cash flows.

        In January 2003 and December 2003, FASB issued Interpretation No. 46, "Consolidation for Variable Interest Entities," FIN 46 and its revision, FIN 46-R, respectively. FIN 46 and FIN 46-R address the consolidation of entities whose equity holders have either not provided sufficient equity at risk to allow the entity to finance its own activities or do not possess certain characteristics of a controlling financial interest. FIN 46 and FIN 46-R require the consolidation of these entities, known as variable interest entities ("VIEs") by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that is subject to a majority of the risk of loss from the VIE's activities, entitled to receive a majority of the VIE's residual returns, or both. FIN 46 and FIN 46-R are applicable for financial statements of public entities that have interests in VIEs or potential VIEs referred to as special purpose entities for periods ending after December 15, 2003, of which Oasis had none. Application by public entities for all other types of entities is required in financial statements for periods ending after March 15, 2004. Adoption of both of FIN 46 and FIN 46-R is not expected to have a material impact on our financial position, results of operations, or cash flows.

Inflation

        Inflation was not a material factor in either revenues or operating expenses during the periods presented.

Quantitative and Qualitative Disclosure of Market Risks

        The primary objective of our investment activities is to preserve principal while maximizing the income without significantly increasing risk. Some of the securities in which we invest may be subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. To minimize this risk in the future, we intend to maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds, government and non-government debt securities, and certificates of deposit. The risk associated with fluctuating interest rates is limited to our investment portfolio and we do not believe that a 10% change in interest rates will have a significant impact on our interest income. As of December 31, 2003, all of our investments were in money market accounts. We maintain cash balances at several financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. Uninsured balances aggregated $3.9 million and $7.3 million at December 31, 2002 and 2003, respectively.

        Our revenues are denominated in U.S. dollars. As a result, we have relatively little exposure for currency exchange risks and we have had no foreign exchange losses to date. We do not currently enter into forward exchange contracts to hedge exposure denominated in foreign currencies or any other derivative financial instruments for trading or speculative purposes. In the future, if we feel our foreign currency exposure has increased, we may consider entering into hedging transactions to help mitigate that risk.

Changes in Accountants

        Our financial statements for the year ended December 31, 2001 were audited by Tiedemann & Associates, P.C. In connection with our engagement of PricewaterhouseCoopers LLP, or PwC, on March 11, 2003, Tiedemann & Associates, P.C. was dismissed as our independent auditors. Our board of directors approved this decision after determining that a national public accounting firm would be necessary in the event that we chose to register securities for public sale. The report of Tiedemann & Associates, P.C., dated May 9, 2002, on our December 31, 2001 financial statements contained a scope limitation as a result of Tiedemann & Associates, P.C. not observing our physical inventory at December 31, 2000 due to the timing of their engagement as our independent auditors. We had no disagreements with Tiedemann & Associates, P.C. on any matter of accounting principle or practices, financial statement disclosure, or auditing scope or procedure.

        Oasis has requested that Tiedemann & Associates, P.C. furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated March 11, 2004, is filed as Exhibit 16.1 to the registration statement of which this prospectus is a part.

        On December 20, 2003, Oasis, acting with the approval of its directors, dismissed PwC as its independent accountants. For the period from March 11, 2003, the date PwC was appointed as independent accountants for Oasis, through December 20, 2003, PwC did not express an audit opinion and did not issue a review report with respect to any financial statements of Oasis.

        For the period from March 11, 2003 through December 20, 2003:

  •
  There were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PwC would have caused them to make reference thereto in their report on financial statements of Oasis covering the date of such disagreement.

  •
  There have been no reportable events (as defined in Regulation S-K Item 304(a)(1)(v)).

        Oasis has requested that PwC furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated March 12, 2004, is filed as Exhibit 16.2 to the registration statement of which this prospectus is a part.

        Oasis engaged Deloitte & Touche LLP as its independent accountants on January 17, 2004.

BUSINESS

Overview

        We are a fabless semiconductor company that designs, develops, and markets proprietary electronic system controller solutions comprised of integrated circuits, or ICs, firmware, and software. We currently focus on the growing market for All-In-One peripheral devices, or AIOs, which are also known as Multi-Function Peripherals, or MFPs, which incorporate the functionality of multiple discrete devices, including printers, photo-printers, copiers, scanners, and facsimile machines, into a single device. Our AIO system controller solutions include: ICs, which include both analog and digital circuitry; extensive firmware, which is software that operates on our ICs; reference designs; and development tools. We offer our AIO system controller solutions as application-specific standard products, or ASSPs, so that a wide range of AIO vendors can utilize them in their AIO products. Our AIO system controller solutions provide substantially all of an AIO's electronic processing functionality, including image capture and processing, motor control, print engine control and connectivity with personal computers, or PCs, and other peripherals. By offering ASSPs with extensive firmware, we enable our customers to rapidly introduce and market high-quality AIOs and other related products that offer ease of use at an attractive price. AIO brand name companies that use our AIO system controller solutions include Canon, Dell, Lexmark, Sagem, Samsung, and Sharp.

Industry Background

AIO Market Overview

        The AIO market is part of the broader market for consumer and business office equipment, which also includes, among other devices, stand-alone printers, copiers, scanners, and facsimile machines. According to IDC, a market research firm, the AIO market totaled 19.9 million units in 2003 and is growing faster than the printer, copier and scanner markets, which together totaled over 96 million units in 2003. Hewlett-Packard Co. and Lexmark have recently announced strong AIO product sales. In January 2004, Lexmark announced that laser and inkjet hardware revenue for the 12 months ended December 31, 2003 had increased 23% over the prior year, reflecting growth in the corporate and consumer markets, particularly in inkjet AIOs. In February 2004, Hewlett-Packard announced that AIO sales increased 84% in the quarter ended January 31, 2004, compared to the same period in the previous year. AIO growth is driven by end-user desire to own AIOs and supplier desire to sell AIOs.

End-user desire to own AIOs

  •
  Strong consumer demand for AIOs due to declining prices, increasing functionality, and improved ease of use. Declining prices and performance equivalent to stand-alone single function products are expanding the addressable market for AIOs among consumers and small businesses. Consumers and small businesses are increasingly requiring printer, photo-printer, copier, scanner, and facsimile machine functionality in small and home offices and are purchasing an AIO rather than separate stand-alone products. In addition, growing usage of digital cameras, which IDC projects to grow from 30.4 million units sold in 2002 to 82.9 million units sold in 2007, is leading many consumers to purchase high-quality photo-printers, including those incorporated into AIOs, that allow them to more fully realize the benefits of their digital cameras. A few years ago, an entry-level, stand- alone inkjet printer cost approximately $200. Today, for a comparable price, consumers can purchase an AIO that is able to connect to a digital camera, print high-quality color photos, send a facsimile, and copy or scan a document, all at performance levels equivalent to current stand-alone products.

  •
  Growing business demand for AIOs due to a compelling value proposition and an attractive form factor. AIOs offer an attractive value proposition to most businesses by reducing the costs of purchasing separate printers, copiers, scanners, and facsimile machines, thereby making it affordable for businesses to deploy and use a number of AIOs in their offices. In addition to providing cost savings, AIOs offer important space savings over traditional stand-alone products by integrating the full functionality of each product in an attractive form factor.

Supplier desire to sell AIOs

  •
  Supplier focus on AIOs to serve new market opportunities. For stand-alone printer, photo-printer, copier, scanner, and facsimile machine vendors, the emergence of AIOs creates an important new growth opportunity. Integrating the functionality of these stand-alone products into one product allows these vendors to offer more advanced solutions that support higher average selling prices, as well as serve market segments beyond the scope of their traditional businesses, significantly increasing their addressable markets.

  •
  Heightened focus of suppliers on increasing sales of ink and toner supplies by offering AIOs that incorporate multiple ink- and toner-intensive functions. Supplies for AIOs such as ink and toner cartridges, or AIO consumables, represent an important source of revenue and profitability for printer and AIO vendors. Most AIOs are designed to use only specific ink and toner cartridges from the AIO vendor. By integrating both copier and printer functionality, AIOs increase the number of ink- and toner-intensive applications, such as photo printing and color copying, for which end users can utilize their devices. This integrated functionality typically results in end users consuming two or more times the amount of ink consumed by stand-alone inkjet printers. Vendors are aggressively developing and marketing AIO products to capitalize on this opportunity to increase sales of ink and toner cartridges.

Emergence of AIO market creates outsourcing opportunity

        AIOs are complex devices capable of performing multiple tasks, such as printing and receiving a facsimile simultaneously. These devices require a variety of high performance semiconductor components, multiple motor controls, print engine control, connectivity technologies, such as analog modems and universal serial bus, or USB, and extensive firmware and software.

        The first AIOs for the consumer and small office markets were introduced in the late 1990s and created a new market opportunity for vendors of computer and office peripheral devices. To address this opportunity, some vendors with technical expertise across the range of AIO functionalities, including printing, copying, scanning, and facsimile transmission, initially developed their own AIOs. Other vendors sought to utilize third-party suppliers to provide elements outside their areas of expertise.

        AIO vendors face intense pressure to offer high performance products with rich features that are easy to use at attractive prices. Many vendors are finding it is not cost-effective to develop and maintain complex AIO technologies. As a result, AIO brand name companies are increasingly outsourcing some or all of the design and manufacturing of their AIOs to third-party contract manufacturers. AIO brand name companies typically direct their designated contract manufacturer to incorporate components supplied by third parties into the design of the AIO. A key component of the AIO is the system controller, which provides substantially all of the electronic processing functionality required for AIOs to operate, including image capture and processing, motor control, print engine control, and connectivity with PCs and other peripherals.

        Use of proven, third-party AIO system controller solutions offers AIO brand name companies a number of benefits:

  •
  Reduces development and manufacturing costs associated with AIOs;

  •
  Provides access to a comprehensive set of best-in-class features developed to address a broad range of AIOs, allowing AIO brand name companies to configure product feature sets rapidly in response to changing market demands and to sell their products at more attractive prices;

  •
  Eliminates development risks related to lengthy internal semiconductor, firmware, and software development projects;

  •
  Improves product time-to-market by speeding up the design and integration process;

  •
  Enables AIO brand name companies and their contract manufacturers to focus on core, proprietary printing technologies, which are key drivers for post-sale revenues from AIO consumables; and

  •
  Allows AIO brand name companies to focus on marketing and distribution, including identifying emerging customer preferences and building brand loyalty.

        AIO vendors require semiconductor suppliers with system-level expertise that can provide complete AIO system controller solutions including highly-integrated semiconductors, firmware, and software. Moreover, AIO vendors demand advanced functionality to differentiate their products in the increasingly competitive AIO market. Finally, AIO vendors are seeking to partner with semiconductor companies that can be trusted to maintain the confidentiality of the AIO vendor's proprietary printing technology while working effectively with contract manufacturers.

The Oasis Semiconductor Solution

        We are a leading provider of AIO system controller solutions. Our AIO system controller solutions include highly-integrated, mixed-signal ASSPs, extensive firmware and software, reference designs, software development tools, and applications support. We refer to our ASSPs as "highly-integrated" because they incorporate the functionality of multiple stand-alone devices into one product and as "mixed-signal" because our ASSPs include both analog and digital circuitry. Our products provide our customers with the following benefits:

        Highly- integrated, mixed-signal system controller ASSPs reduce AIO design and manufacturing costs.    We have designed a mixed-signal system controller that integrates substantially all of the electronic processing functions of an AIO onto a single ASSP. Our approach significantly lowers our customers' bills of materials by reducing the number of other components in their AIOs. Through this component reduction, we simplify our customers' board level designs, resulting in lower manufacturing costs and more efficient inventory procurement and storage.

        Complete AIO system controller solutions accelerate product time-to-market.    We shorten our customers' time-to-market by providing complete AIO system controller solutions, including mixed-signal ASSPs, firmware, complete reference designs, development tools, and applications support. Using our AIO system controller solutions, AIO vendors are able to introduce new products rapidly with innovative features and designs. This flexibility is increasingly important as AIOs penetrate the consumer market where end-user preferences tend to change quickly.

        Advanced AIO system controller solutions allow optimal AIO performance.    In addition to integrating substantially all of the electronic processing components of an AIO onto a single ASSP, our AIO system controller solutions are designed to optimize AIO performance. Using our advanced design expertise, we carefully select which aspects of AIO functionality to implement in hardware or firmware. For example, by controlling our customers' print engines with digital logic, we achieve superior performance over purely firmware-based solutions. We also achieve significant performance advantages by developing our system controller ASSPs in close combination with our extensive firmware and software suite. As a result, we are able to cost-effectively incorporate advanced features into our AIO system controller solutions without degrading overall system performance.

        Proven firmware and software allows interoperability and ease of use.    Our AIO system controller solutions incorporate extensive firmware that is critical to the proper functioning and ease of use of our customers' AIO products. Our firmware coordinates the simultaneous, real-time operation of complex functions. These functions include controlling multiple motors and print nozzles, which precisely fire millions of times per second, while sampling and processing high-resolution images, communicating to other peripherals, and sending or receiving facsimiles. We also offer a suite of driver and installer software to facilitate seamless interoperability with PCs and other connected peripherals. Finally, we provide our customers with a software development kit to enable them to implement differentiated features rapidly in their AIO products. We have invested several years developing and testing our firmware and software. By including this firmware and software with our system controller ASSPs, we simplify our customers' product development process.

Strategy

        Our objective is to extend our position as a leading supplier of AIO system controller solutions and to expand into related markets. Our strategy includes the following elements:

        Maintain and extend our position as a leading supplier of AIO system controller solutions in the AIO market by continuing to integrate innovative features and to increase performance.    We believe we offer our customers the most integrated AIO system controller solutions commercially available. In close cooperation with our customers, we intend to extend our leadership position by continuing to integrate additional functionality into our AIO system controller solutions. We also intend to continue to increase the performance of our products to address evolving customer and end-user requirements.

        Focus on industry-leading AIO brand name company customers to further expand into other segments of the consumer and business office equipment market.    We believe the broader consumer and business office equipment market represents an opportunity for us to significantly grow our business beyond the AIO market. According to IDC, the printer, copier, and scanner markets alone totaled over 96 million units in 2003. Many of our AIO brand name company customers are also leaders in the printer, copier, and scanner markets. As we strengthen relationships with our AIO brand name company customers, they increasingly seek to use our AIO system controller solutions in their products in adjacent markets. For example, laser AIO vendors have indicated an interest in using our ASSPs in stand-alone color laser printer products.

        Leverage core technologies and existing customer relationships to target additional system controller solutions opportunities outside of the consumer and business office equipment market.    We design our system controllers in a modular manner that allows us to reuse these functions in future products, including our image processing engine, analog-to-digital and digital-to-analog converters, JPEG codec, and high performance interfaces. By reusing these function blocks, we can rapidly develop new products with minimal time and execution risk because these blocks have already been proven in existing products. From time to time, certain customers, some of whom are leaders in other consumer markets, ask us to develop products outside the consumer and business office equipment market. We have begun to develop a product using our core technology for an emerging segment of the digital imaging market.

        Enhance our market position by continuing to develop close relationships with contract manufacturers.    Given the competitive nature of the AIO industry, we expect that some AIO brand name companies will increasingly use their contract manufacturers for certain design and engineering services. We believe our relationships with contract manufacturers help us to meet their requirements for product performance, price, and customer service. We intend to continue to expand our relationships with existing and new contract manufacturer customers by collaborating with them on a range of initiatives, including product-definition and cost-reduction programs.

        Continue to invest in technology development to extend our market leadership position.    We believe we have established a reputation as a technology leader in the design and development of highly-integrated, mixed-signal AIO system controller solutions. We intend to extend our technology leadership by leveraging our engineering expertise and investing significant resources in recruiting and developing additional expertise in mixed-signal AIO system controller design.

Products

        We design, develop, and sell AIO system controller solutions, which consist of a highly-integrated, mixed-signal ASSP, firmware that operates on the microcontroller embedded inside the ASSP, and software that operates on a PC attached to the AIO. Through our firmware and software, we customize each of our AIO system controller solutions to address our customers' specific requirements for features and functionality. Our first ASSP was the DigiCopy, which went into production in the second quarter of 1998. The DigiCopy was a monochrome copier-on-a-chip product, which contained an image-processing pipeline that allows for scaling, phototext enhancement, contrast and brightness adjustment, and other imaging features. While production of the DigiCopy ended in 2000, we have enhanced and reused this image-processing pipeline as a core technology in subsequent AIO system controller solutions.

Current Product Families

DigiColor1

        Our second ASSP was the DigiColor1, a color AIO system controller, which first went into production in the first quarter of 2000 and was subsequently designed into several inkjet and laser AIOs, including the Compaq C3-1000 and the Lexmark X83 color inkjet AIO. In developing the DigiColor1, we reused our core image-processing pipeline from the DigiCopy, integrated additional image-processing features, and embedded a microcontroller into the ASSP. We expect to continue to ship a limited quantity of the DigiColor1 through the end of 2004.

DigiColor2

        Our third ASSP was the DigiColor2, a color AIO system controller, which first went into production in the fourth quarter of 2001 and was subsequently designed into several AIOs, including the Lexmark X5150 and the Dell A940 color inkjet AIOs, and the Canon MFC-5550 monochrome laser AIO. In developing the DigiColor2, we reused the core technology of our DigiColor1, increased the power of the microcontroller, and integrated additional image-processing features, USB 1.1 connectivity, and printer controller functionality, which allows our AIO system controller solutions to control inkjet print heads directly. The DigiColor2 is currently in volume production.

DigiColor2000

        Our fourth ASSP is the DigiColor2000, a mixed-signal, color AIO system controller. In developing the DigiColor2000, we have reused the core technology of our DigiColor2. We have integrated numerous additional analog and digital features, resulting in lower system cost and greater system functionality. Currently, our marketing and sales team is marketing the DigiColor2000, which we expect to begin volume production in 2004. Several customers are currently testing samples. We are simultaneously developing several models within of the DigiColor2000 family.

        The following table summarizes the generations of our AIO system controller solutions:

Family
	DigiCopy	DigiColor1	DigiColor2
Production Date	Q2 1998	Q1 2000	Q1 2002
Target Application	Digital Copiers	AIOs	AIOs
Solution Components
ASSP	X	X	X
Firmware		X	X
Scanner drivers		X	X
Printer drivers			X
Software installers			X
Product development tools			X
Functionality Embedded
Image processor	X	X	X
Laser print controller	X	X	X
CPU		8-bit	32-bit
DRAM controller		X	X
General purpose digital I/O		X	X
USB 1.1			X
Inkjet print controller			X
General purpose D/As			X
Fax support			X
Networking support			X

Customers

        Our AIO system controller solutions are used in AIOs sold to consumers and businesses. AIO brand name companies that use our AIO system controller solutions include Canon, Dell, Lexmark, Sagem, Samsung, and Sharp. AIO brand name companies typically obtain their AIO products from contract manufacturers. Our direct customer is generally the contract manufacturer. In each of 2003 and the three months ended March 31, 2004, over 90% of our AIO system controller solutions were sold to contract manufacturers.

        An AIO brand name company frequently supplies design specifications and certain components to their contract manufacturers. For example, an AIO brand name company may designate the AIO system controller supplier and the print head design. Some of our contract manufacturer customers obtain their technology from an AIO brand name company and then manufacture AIOs for the AIO brand name company and, in certain circumstances, for sale under private labels. AIO brand name companies often work with different contract manufacturers for different products. As a result, our contract manufacturer customers have changed over time as the AIO vendors using our AIO system controller solutions shifted projects from one contract manufacturer to another.

        In each of 2002 and 2003, our largest customers were the contract manufacturing subsidiaries of Lite-On, a diversified corporation headquartered in Asia, which accounted for approximately 64% and 77% of our revenues, respectively. In the three months ended March 31, 2004, sales to the contract manufacturing subsidiaries of Lite-On accounted for 31% of our revenues and sales to Funai Electric (HK) Limited, a corporation located in Hong Kong, accounted for 44% of our revenues. Lite-On and Funai are suppliers to Lexmark. Samsung Electronics America accounted for approximately 24%, 10%, and 5% of our revenues in each of 2002, 2003, and the three months ended March 31, 2004, respectively. No other customer accounted for more than 10% of our revenues in 2002, 2003, or the three months ended March 31, 2004.

        Customers which have purchased at least $200,000 of products or services from us in 2002 or 2003 include Avision Inc., Lexmark, Lite-On, Primax Electronics Ltd., Sagem S.A., Samsung Electronics America, Inc., Sharp Electronics (Malaysia) SDN.BHD, and TECO Image Systems, Inc.

        Brand name companies that have designated the use of our system controller solutions in their products include:

Canon		Lexmark		Sagem
	Samsung		Sharp

Marketing and Sales

        We have a direct sales and marketing team that services both our brand name company and contract manufacturer customer base. We do not use distributors for any of our sales. The majority of our marketing and sales staff is based in Waltham, Massachusetts. We also have sales offices in Southern California and Tokyo and a sales agent in Hong Kong. In addition, we use a third-party manufacturer's representative in Taiwan.

        During the design phase of large projects, we assign program managers to coordinate our engineering team's collaboration with the AIO brand name company and the contract manufacturer. The period from the initial discussion with a customer regarding a product opportunity to volume sales of our AIO system controller solutions has taken up to 24 months.

        As part of our marketing effort, we offer engineering services to our customers. These engineering services are designed to enable our customers to bring their products to market more quickly and cost-effectively. Further, these engineering services help us better understand our customers' products and needs. Fees from these services accounted for less than 5% of our revenues in 2003 and in the three months ended March 31, 2004.

        Our marketing and sales efforts are designed to build customer relationships and to achieve design wins with market leaders. We collaborate with our customers at various stages of their product development cycle, including new product design and specification, as well as replacement design, to ensure that our products meet their future needs. By working closely with our customers, we believe we improve our ability to anticipate their future design needs and increase the likelihood that they will incorporate our AIO system controller solutions into their products. Our specific marketing activities focus on aligning our products' features and costs with AIO vendor requirements. For example, we architected PictBridge support for digital cameras into our AIO system controller solution before it was specifically requested by our customers.

        AIO brand name companies in the printer market develop complex and confidential technologies. These companies are generally cautious about sharing their confidential technologies, even under a nondisclosure agreement or license agreement. Over the years, customers have entrusted us with their sensitive confidential technology. Access to our customers' confidential technologies has enabled us to design cost-effective solutions that control their complex products.

Research and Development

        We engage in substantial research and development to develop new products to support our growth. We employ product designers who have expertise in system architecture, mixed-signal design, customizable firmware and software, and software development tools. As of March 31, 2004, we had 47 full-time employees engaged in research and development. Our research and development expense was

$1.9 million, $3.5 million, $5.2 million, and $2.1 million for the years ended December 31, 2001, 2002, and 2003, and the three months ended March 31, 2004, respectively.

Technology

        Our development team has extensive semiconductor, firmware, and software expertise.

Semiconductor

        Our ASSPs include both analog and digital functions.

        We use analog circuitry to translate real-world values of temperature, light, or position into digital values used by our digital control and processing technology. By incorporating analog circuitry into our products, we decrease overall system cost and increase reliability for our customers. We design our analog circuitry to be manufactured in a standard CMOS digital logic process.

        We use digital circuitry to process and control the digitized data. Much of our data is high-quality image data, which we process using pixel processing pipelines to maximize speed of processing while minimizing the production cost. We use digital algorithms for image compression and for image processing. We process control and communications data using dedicated hardware and a 32-bit microcontroller to allow rapid development and flexibility from one end product to another.

        When cost effective, we license a limited amount of semiconductor intellectual property for use in our ASSPs, including embedded microcontrollers. Whether licensed or developed internally, all of our hardware circuits are designed for use in various foundries with limited start-up time and engineering.

Firmware

        Our AIO system controller solutions include extensive firmware to control image processing, mechanism control, and machine communication in our customer's AIO. We license firmware to our customers either as reference firmware, for them to use to customize their own firmware, or as production firmware, for them to use for commercial production.

        There are significant challenges in processing real-time image data, complex communication data, and sophisticated control data on a single ASSP for an AIO. Each of these processes consumes ASSP resources like memory bandwidth and CPU power. Product failure can occur if the specific process does not receive the required ASSP resources. For example, a printer motor control algorithm that operates properly in isolation must continue to operate properly while simultaneously receiving a facsimile, scanning high-resolution image data, and uploading images from a digital camera. We have devoted significant resources at the architectural level, simulation level, design level, and testing level to allow for this type of multi-processing firmware to operate effectively with our ASSPs.

Software

        Our full software suite includes device drivers, installer software, and a software development kit. Our device drivers and installer software facilitate seamless interoperability with PCs and other connected peripherals. We offer to our customers all of the drivers and installer software necessary to operate AIO systems, including printer, scanner, facsimile, and camera interface drivers. For example, to scan a photograph into a PC, typically a scanner TWAIN driver or a Windows Imaging Architecture (WIA) driver is required. Additionally, our software is modular, which allows us to provide only the software our customers require. We provide our customers with a software development kit to enable them to rapidly implement differentiated features in their AIOs.

Manufacturing and Quality

        We use a fabless, outsourced manufacturing model to eliminate the risk and capital cost of owning a foundry. We design and develop our ASSPs and then transfer our designs to third-party manufacturers to process silicon wafers and produce our ASSPs. We design our products so that they can be manufactured by more than one foundry.

        We currently use United Microelectronics Corporation, or UMC, in Taiwan and Agere Systems in the United States to fabricate ASSPs for our products. We have produced ASSPs at a variety of process points from 0.18-micron and higher. We regularly evaluate the benefits and feasibility, on a product-by-product basis, of migrating to smaller process geometries to reduce costs and improve performance.

        ASSPs from Agere are packaged and tested by Agere or its subcontractors. We are responsible for packaging and testing of wafers from UMC, and we currently use Global Testing Corp. to perform these functions in Asia.

        We currently ship our AIO system controller solutions from our headquarters in Waltham, Massachusetts. During 2004, we plan to move most of our logistics capability to Hong Kong to reduce costs, shipping times, and inventory.

        We qualify each of our vendors through a series of industry standard environmental product stress tests, as well as an audit and an analysis of the subcontractor's quality system and manufacturing capability. We also participate in quality and reliability monitoring through each stage of the production cycle by reviewing electrical parametric data from our foundries and other subcontractors.

        We believe maintaining high standards of product quality is crucial for us to minimize our production costs and our customers' cost to use our product. We perform numerous qualification tests on our products both in-house and using subcontractors, including life testing, electrostatic discharge testing, thermal testing, and latch-up testing. We also maintain substantial records on product failures to help us understand and improve our manufacturing yields and overall product quality.

Competition

        The market for our AIO system controller solutions is becoming increasingly competitive. We compete in an industry characterized by stringent performance and feature requirements, rapid technological changes, declining average selling prices, frequent product introductions, and product obsolescence. We believe that the principal bases of competition in our industry are product performance, product functionality, product efficiency, and reliability. In addition, other factors affecting competition are price, timeliness of new product introductions, the ability to adhere to industry standards, the ability to obtain foundry capacity, and reputation for maintaining confidentiality of customer information. We believe that we compete favorably with respect to each of these factors. However, our competitors include companies that have substantially greater financial, technical, marketing, manufacturing, distribution and other resources, longer operating histories, greater name recognition, greater access to foundry capacity, and more established strategic relationships than we do. Our competitors may be able to adopt more aggressive pricing policies and devote greater resources to the development, promotion, and sale of their products than we can.

        The most significant competitors we face are the AIO vendors' internal engineering teams. This is particularly true of high unit volume printer companies, such as Hewlett-Packard, who maintain and continue to fund significant internal system controller design teams and generally work with major semiconductor manufacturing partners. We believe it will continue to be difficult to displace the AIO vendors' internal engineering design teams. Many of these internal teams possess extensive knowledge of their proprietary printer technology, customer base, image science preferences, and design cycles. AIO venders may have strategic or political reasons for continuing to develop their AIOs internally.

Many of these companies' internal teams possess extensive knowledge of their proprietary printer technology, customer base, image science preferences, and design cycles.

        We currently compete in the third-party AIO system controller solutions market primarily with Zoran Corp. Certain companies have announced their intent to offer AIO system controller solutions, including ChipWrights Design Inc., Intel Corp., Match Lab, Inc., NetSilicon Inc., Pictologic Inc., Realtek Semiconductor Corp., TAK'ASIC, Inc., and ViewAhead Technology Inc. Within the broader consumer and business office equipment market, we compete with a diverse group of companies, including Agilent Technologies Inc., Destiny Technology Corp., Electronics for Imaging, Inc., PMC-Sierra, Inc., STMicroelectronics N.V., and Zenographics, Inc., and some may, in the future, enter the third-party AIO system controller solutions market. In addition, AIO contract manufacturers may attempt to design and manufacture their own AIO system controller solutions. Finally, from time to time, some large corporations, such as Motorola, Inc., National Semiconductor Corporation, and Texas Instruments Incorporated, have addressed the AIO system controller solutions market and may do so again in the future.

Intellectual Property

        Our success and future growth will depend in part on our ability to protect our intellectual property. We rely on a combination of patent, copyright, trademark, and trade secrets, as well as nondisclosure agreements and other methods to protect various aspects of our DigiCopy and DigiColor chips. As of March 31, 2004, we had 13 provisional patent applications pending.

        A non-provisional patent application is filed in the U.S. Patent and Trademark Office under 35 U.S.C. §111 and must contain a complete specification describing the invention and conclude with a claim or claims particularly pointing out and distinctly claiming the invention. An inventor's oath or declaration must also accompany the non-provisional application. The filing of the non-provisional patent application initiates the examination process.

        A provisional patent application is filed in the U.S. Patent and Trademark Office under 35 U.S.C. §111(b). A provisional application need not contain a formal patent claim, nor is an oath or declaration required. A provisional application may be employed to establish an early effective filing date to which a subsequently filed non-provisional patent application may claim priority. It also allows the term "Patent Pending" to be applied. A provisional patent application has a pendency lasting 12 months from the date the provisional application is filed. The 12-month pendency period cannot be extended. Therefore, an applicant who files a provisional application must file a corresponding non-provisional patent application during the 12-month pendency period of the provisional application in order to benefit from the earlier filing of the provisional application. In accordance with 35 U.S.C. §119(e), the corresponding non-provisional application must contain or be amended to contain a specific reference to the provisional application. We currently intend to file non-provisional patent applications claiming priority to many, if not all, of the foregoing provisional patent applications.

        We believe that the filing of provisional patent applications does not create a material risk that we will not be able to obtain patent protection in any foreign countries which may be of interest to us. However, the foregoing statement is not intended to suggest that we may be able to file counterpart patent applications in foreign countries for the provisional patent applications that we filed in the U.S., nor is it intended to suggest that we currently have an intention to file counterpart patent applications in foreign countries claiming priority to the provisional patent applications. We currently intend to review whether foreign filing is available for each of the provisional patent applications, and to review the relative commercial importance of the technology described in that particular provisional patent application. Based upon this review, we will then make a decision as to whether to file counterpart patent applications in foreign countries and, if so, in which countries we will file.

        We claim copyright protection for the proprietary documentation used in our products and for the firmware and software components of our products. We have also filed U.S. trademark applications for the "DigiColor" name and the Oasis logo.

        While our patent and other intellectual property rights are important, we believe that our technical expertise is also an important factor in maintaining our competitive position.

        We cannot guarantee that our intellectual property will not be challenged or circumvented by our competitors, and we cannot be sure that pending patent applications will ultimately issue as patents. Under current law, patent applications in the United States are maintained in secrecy for approximately 18 months, and the right to a patent in the United States is attributable to the first to invent, not the first to file a patent application. In the process of obtaining foreign patents, patent applications are published approximately 18 months after their priority (U.S.) filing date, and the right to a patent is determined by the first to file an application. We cannot be sure that our products or technologies do not infringe patents that may be granted in the future pursuant to pending patent applications or that our products do not infringe any patents or proprietary rights of third parties. If any relevant claims of third-party patents are upheld as valid and enforceable, we could be prevented from selling our products or could be required to obtain licenses from the owners of such patents or be required to redesign our products to avoid infringement. We cannot assure that such licenses would be available or, if available, would be on terms acceptable to us or that we would be successful in any attempts to redesign our products or processes to avoid infringement. Our failure to obtain these licenses or to redesign our products would have a material adverse effect on our business.

Employees

        As of March 31, 2004, we employed 66 full-time employees and three part-time employees, including 11 in operations and general administration, eight in sales and marketing, and 50 in research and development. In addition, we contract with two additional sales and marketing personnel, one person in Japan and one person in Hong Kong, on a full-time basis. We have never had a work stoppage and none of our employees is represented by a labor organization. We consider our employee relations to be good.

Facilities

        Our corporate headquarters and primary research and development and operations facilities occupy approximately 28,950 square feet in Waltham, Massachusetts under a lease that expires in 2008. We have the right to extend the lease for an additional five years. We have subleased approximately 9,200 square feet of this office space to an unrelated third-party through February 28, 2005. We also lease small sales and support offices in Hong Kong and Japan.

Legal Proceedings

        In the normal course of business, we may be a party to legal proceedings. We are not currently a party to any material legal proceedings.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth information regarding our directors and executive officers, including their ages as of March 31, 2004. We are actively identifying and recruiting potential candidates to serve as independent directors. We intend to add independent directors so that our board is comprised of a majority of independent directors as soon as practicable.

Name	Age	Title
William H. Wrean	68	Chairman and Director
John J. Koger	40	President, Chief Executive Officer, and Director
William H. Wrean Jr.	40	Chief Financial Officer, Treasurer, Secretary, and Director
Robert P. Badavas(1)(2)(3)	51	Director
John J. Cullinane(1)(2)(3)	69	Director
John F. Rockart(2)(3)	72	Director
Laurence G. Walker(1)	55	Director

(1)
Member of Compensation Committee

(2)
Member of Nominations Committee

(3)
Member of Audit Committee

        William H. Wrean has served as our Chairman and as one of our directors since December 1995. Since 1972, Mr. Wrean has been a partner of Sacajawea & Company, a firm providing economic research and counsel, and currently serves as its managing partner. Mr. Wrean also served as an Honorary Research Fellow at Harvard University, an Associate Professor of Finance and Economics at the College of Business Administration of Boston University, an Assistant Professor of Economics and Finance at the Amos Tuck School of Dartmouth College and an instructor of Economics at Dartmouth College. Mr. Wrean received his B.A. in American Studies from Yale University and his M.S. and Ph.D. in economics from the University of Wisconsin.

        John J. Koger, our founder, has served as our President and as one of our directors since November 1995. He was elected Chief Executive Officer in February 2004. From 1986 through 1994, Mr. Koger held a variety of positions with Digital Equipment Corporation, a vertically-integrated computer company, including Multimedia Chips Marketing Manager, Project Leader, and Principal Engineer. In 1995, Mr. Koger was a Semiconductor Marketing Manager for Pixel Magic, Inc., a digital imaging solutions company. Mr. Koger received his B.S. in electrical engineering from Princeton University and his M.S. in electrical engineering from Columbia University.

        William H. Wrean Jr. has served as our Treasurer and Secretary and as one of our directors since December 1995. He was elected Chief Financial Officer in February 2004. Since 1989, Mr. Wrean has been a partner of Sacajawea & Company, a firm providing economic research and counsel. Mr. Wrean received his B.A. in psychology from Yale University and his M.A. in economics from Tufts University.

        Robert P. Badavas has served as one of our directors since April 2004. Since November 2003, Mr. Badavas has served as Executive Vice President and Chief Financial Officer of TAC Worldwide Companies, a provider of technical staffing workforce solutions. From September 2001 to November 2003, Mr. Badavas was Senior Principal and Chief Operating Officer of Atlas Venture, a venture capital firm. From November 2000 through June 2001, Mr. Badavas served as Senior Corporate Advisor, Office of the Chairman for Aether Systems, Inc., a provider of wireless data products and services. From September 2000 to November 2000, Mr. Badavas managed Aether Mobile Government division, which consisted of Cerulean Technology, Inc.'s business. Mr. Badavas served as President and

Chief Executive Officer of Cerulean Technology, Inc., a provider of wireless mobile information systems applications, from December 1995 until the sale of Cerulean Technology, Inc. to Aether Systems, Inc. in September 2000. Mr. Badavas served as Senior Vice President and Chief Financial Officer, among other capacities of Chipcom Corporation, a manufacturer of computer networking intelligent switching systems, from October 1986 to October 1995. Mr. Badavas currently serves as a director and the chairman of the audit committee of RSA Security, Inc., a provider of authentication and security technology. Mr. Badavas has been registered as a certified public accountant in Massachusetts. Mr. Badavas received his B.S. in accounting from Bentley College.

        John J. Cullinane has served as one of our directors since April 2004. Since 1989, Mr. Cullinane has been the President of The Cullinane Group, Inc., a consulting firm serving emerging technology companies. Mr. Cullinane was the founder and served as the President and Chief Executive Officer of Cullinet Software, Inc., a database management systems software company, from 1968 until the sale of Cullinet Software, Inc. in 1989. From 1990 to 1991, Mr. Cullinane was a fellow at the Center for Business and Government, John F. Kennedy School of Government at Harvard University. Mr. Cullinane was a founder and Chairman of the Massachusetts Software and Internet Council (now known as the Mass Software Council) and currently serves as a trustee of the Mass Software Council. Mr. Cullinane received his B.A. from Northeastern University in business administration.

        John F. Rockart has served as one of our directors since April 2004. Since July 2002, Dr. Rockart has been Senior Lecturer, Emeritus at the Sloan School of Management, Massachusetts Institute of Technology. From July 2000 to July 2002, Dr. Rockart was the Sandra and George Schussel Distinguished Senior Lecturer of Information Technology at the Sloan School of Management. From July 1974 to July 2000, Dr. Rockart was the Director of the Center for Information Systems Research at the Sloan School of Management. Dr. Rockart currently serves as a director of Keane, Inc., a provider of outsourcing services, and as a director of Selective Insurance Group Inc., a property and casualty insurance company. Dr. Rockart received his A.B. in public and international affairs from Princeton University, his M.B.A. from Harvard University, and his Ph.D. in information technology from the Massachusetts Institute of Technology.

        Laurence G. Walker has served as one of our directors since March 2004. Previously, Mr. Walker co-founded and served as Chief Executive Officer of C-Port Corporation, a network processing company, which was acquired by Motorola, Inc. in 2000. Following the acquisition, Mr. Walker served as Vice President of Strategy for Motorola's Network and Computing Systems Group and then as Vice President and General Manager of the Network and Computing Systems Group until 2002. From August 1996 to May 1997, Mr. Walker served as Chief Executive Officer of CertCo, a digital certification supplier. Mr. Walker served as Vice President and General Manager, Network Products Business Unit, of Digital Equipment Corporation from January 1994 to July 1996. From 1981 to 1994, he held a variety of other management positions at Digital Equipment Corporation. Mr. Walker currently serves as a director of McDATA Corporation, a provider of multi-capable storage networking solutions, and as a director of Silicon Laboratories, a designer of high-performance, analog-intensive, mixed-signal integrated circuits. Mr. Walker received his B.S. in electrical engineering from Princeton University and his M.S. and Ph.D. in electrical engineering from the Massachusetts Institute of Technology.

Board of Directors

        We currently have seven directors. Following this offering, the board of directors will be divided into three classes, each of whose members will serve for a staggered three-year term. The board of directors will consist of two class I directors (John J. Cullinane and William H. Wrean), two class II directors (John F. Rockart and William H. Wrean Jr.), and three class III directors (Robert P. Badavas, John J. Koger, and Laurence G. Walker). At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the class I directors, class II directors, and class III directors expire upon the election and qualification of successor directors at the annual meeting of stockholders held during the calendar years 2005, 2006, and 2007, respectively.

        In addition, our amended and restated by-laws provide that the authorized number of directors may be changed only by resolution of our board of directors or by our stockholders. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes, so that, as nearly as possible, each class will consist of one-third of the total number of directors. This classification of our board of directors may have the effect of delaying or preventing changes in control or management of our company.

        Each executive officer is elected by, and serves at the discretion of, our board of directors. Each of our executive officers and directors, other than non-employee directors, devotes his or her full time to the affairs of the company. In 2003, William H. Wrean Jr., our Chief Financial Officer, devoted a small amount of his time to Sacajawea & Company, a firm providing economic research and counsel, of which he is a partner. In late 2003, William H. Wrean Jr. resigned from all management duties at Sacajawea & Company. There are no family relationships among any of our directors or executive officers, except that William H. Wrean is the father of William H. Wrean Jr.

Board Committees

        Our board of directors has established an audit committee, a compensation committee, and a nominations committee. The members of each committee are appointed by our board of directors and serve one-year terms.

  Audit Committee

        The members of our audit committee are Mr. Badavas, Mr. Cullinane, and Dr. Rockart. Mr. Badavas chairs the committee. Our board of directors has determined that Mr. Badavas is an "audit committee financial expert" under the requirements of Nasdaq and the SEC. Our audit committee assists our board of directors in its oversight of:

  •
  The integrity of our financial statements;

  •
  Our compliance with legal and regulatory requirements;

  •
  The independent auditors' qualifications and independence; and

  •
  The performance of our independent auditors.

        The audit committee will have direct responsibility for the appointment, compensation, retention, and oversight of the work of our independent auditors. All audit services and all non-audit services, except de minimis services, must be approved in advance by the audit committee. In addition, the audit committee must approve any related-party transaction entered into by us.

  Compensation Committee

        The members of our compensation committee are Mr. Badavas, Mr. Cullinane, and Mr. Walker. Mr. Walker chairs the committee. Our compensation committee reviews, and makes recommendations to our board of directors regarding, the compensation and benefits of our executive officers and key managers. The compensation committee also administers the issuance of stock options and other awards under our stock plans and establishes and reviews policies relating to the compensation and benefits of our employees and consultants.

  Nominations Committee

        The members of our nominations committee are Mr. Badavas, Mr. Cullinane, and Dr. Rockart. Dr. Rockart chairs the committee. Our nominations committee:

  •
  Identifies individuals qualified to become members of our board of directors;

  •
  Recommends to our board of directors the persons to be nominated by our board of directors for election as directors at the annual meeting of stockholders;

  •
  Develops and recommends to our board of directors a set of corporate governance principles applicable to us; and

  •
  Oversees the evaluation of our board of directors and management.

        Procedures for the consideration of director nominees recommended by stockholders are set forth in our amended and restated by-laws which will be effective upon completion of this offering.

Compensation of Directors

  Fees and Expenses

        Directors who are employees receive no additional cash compensation for their service on our board of directors or any committee of the board. Our non-employee directors will receive an annual fee from us of $20,000, plus $1,000 for each board meeting attended in person and $750 for each telephonic board meeting. Our non-employee directors will also receive $1,000 for each audit committee meeting attended and $750 for each other committee meeting attended. In addition, directors are reimbursed for reasonable travel and other expenses incurred in connection with attending meetings of our board of directors and its committees. The chair of our audit committee also receives an additional annual fee of $10,000.

  2004 Director Stock Plan

        Our director plan was adopted by our board of directors in March 2004 and by our stockholders in April 2004. Under the director plan, our non-employee directors are eligible to receive nonstatutory options to purchase shares of our common stock. A total of 250,000 shares of our common stock may be issued upon the exercise of options granted under the plan. As of April 26, 2004, options to purchase 20,000 shares of common stock were outstanding under the director plan.

        Under the terms of the director plan, each non-employee director will be granted an option to purchase 5,000 shares of common stock on the date of his initial election to our board of directors. In addition, each non-employee director will receive an option to purchase 5,000 shares of our common stock on the first business day following the annual meeting of stockholders of each year beginning in 2005, if on such date the non-employee director has served on the board for at least 180 days.

        We have granted the following non-qualified stock options to our non-employee directors:

  •
  On April 1, 2004, we granted options to purchase 5,000 shares at an exercise price of $11.00 per share to Mr. Walker.

  •
  On April 22, 2004, we granted options to purchase 5,000 shares at an exercise price of $11.00 per share to each of Mr. Badavas, Mr. Cullinane, and Dr. Rockart.

        All options granted under the director plan vest immediately and have an exercise price equal to the fair market value of common stock on the date of grant as determined under the plan. An optionee may exercise his or her option only while he or she is a director and for 90 days after he or she ceases to be a director. Unexercised options expire ten years after the date of grant. Options granted under the director plan are not transferable or assignable other than by will or the laws of descent and distribution.

        In the event of a merger of Oasis with another entity or any exchange of all our common stock for cash, securities, or other property, our board of directors will provide for all outstanding options under the director plan to be assumed or substituted for by the acquiror. If the acquiror does not assume or substitute for outstanding awards, our board of directors will provide that all unexercised options will become exercisable in full prior to the completion of the acquisition event and that these options will terminate upon completion of the event if not previously exercised. If our stockholders will receive cash in the acquisition event, our board of directors may instead provide that all options will terminate and be exchanged for cash. In the event of a proposed liquidation or dissolution of Oasis, our board of directors will provide that all then-unexercised options under the director plan will become exercisable in full as of a specified time at least 10 business days prior to the effective date of the liquidation or dissolution and then terminate effective upon the liquidation or dissolution, if not previously exercised. Our board of directors may adjust each outstanding option upon a change in capitalization.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers serves as a member of our compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee, except that William H. Wrean Jr., our Chief Financial Officer and one of our directors, and William H. Wrean, our Chairman and one of our directors, set compensation in their role as general partners of Sacajawea & Company. William H. Wrean Jr. and William H. Wrean both serve on our board of directors, which has been responsible for setting compensation for our employees. None of the members of our compensation committee, which was established in March 2004, has ever been an employee of Oasis.

Executive Compensation

        The table below sets forth the total compensation paid or accrued for the year ended December 31, 2003 for our executive officers who were serving as executive officers on December 31, 2003. No other person served as an executive officer of Oasis during the year ended December 31, 2003.

Summary Compensation Table

	Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Salary	Bonus	Other Annual Compensation	Securities Underlying Options(1)	All Other Compensation(2)
John J. Koger President and Chief Executive Officer	$200,000	$25,000	—	—	$6,042
William H. Wrean Jr. Chief Financial Officer, Treasurer, and Secretary	$75,833	$25,000	—	—	$3,046

(1)
On January 15, 2004, stock options were granted to certain employees. One of the factors used by our board of directors to determine the stock option grants was performance in 2003. John J. Koger received an option to purchase 20,000 shares of common stock, and William H. Wrean Jr. received an option to purchase 30,000 shares of common stock. The exercise price of each option is $4.51 per share.

(2)
Reflects our planned contribution to the 401(k) plan for the benefit of the executive officers to be made in 2004 for the year ended December 31, 2003.

Option Grants in Last Fiscal Year

        No stock options were granted to any executive officer during the year ended December 31, 2003.

Option Exercises and Fiscal Year-End Option Values

        The following table sets forth information for each of our executive officers regarding the number of shares subject to both exercisable and unexercisable stock options, as well as the value of unexercisable in-the-money options, as of December 31, 2003. There was no public trading market for our common stock as of December 31, 2003. Accordingly, the value of the unexercised in-the-money options at fiscal year end has been calculated by determining the difference between the exercise price per share and an assumed initial public offering price of $      per share.

Aggregated Option Exercises in
Last Fiscal Year and
Fiscal Year-End Option Values

			Number of Securities Underlying Unexercised Options at December 31, 2003
					Value of Unexercised In-The-Money Options at December 31, 2003
Name	Shares Acquired on Exercise(#)	Value Realized
			Exercisable	Unexercisable	Exercisable		Unexercisable
John J. Koger	0	0	125,000	275,000	$		$
William H. Wrean Jr.	0	0	0	0		—		—

Employment Agreements

        We have no employment agreements with any of our employees.

        Each executive officer has signed our standard form of nondisclosure, invention, and non-competition agreement, providing for protection of our confidential information and ownership of intellectual property developed by such executive officer and an 18-month non-compete provision.

Employee Benefit Plans

  1995 Stock Option Plan

        We adopted and our stockholders approved our 1995 Stock Option Plan in December 1995. We have reserved 1,000,000 shares of our common stock for issuance under the 1995 plan. As of March 31, 2004, options to purchase 200,000 shares of our common stock were outstanding and 780,000 shares of common stock have been issued upon the exercise of stock options.

        Our 1995 plan provides for the grant of incentive stock options and nonstatutory stock options. Our officers, employees, and consultants, and those of our subsidiaries, are eligible to receive awards under the 1995 plan, however, incentive stock options may only be granted to our employees.

        Our board of directors administers the 1995 plan. In accordance with the provisions of the 1995 plan, our board of directors selects the recipients of awards and determines the:

  •
  Number of shares of common stock covered by options and the dates upon which such options become exercisable;

  •
  Type of option;

  •
  Exercise price of options and appropriate method of payment for such options; and

  •
  Duration of options.

        Upon completion of this offering, the 1995 plan will be administered by the board of directors, and we do not intend to grant additional stock options under the 1995 plan.

        In the event of our merger with another corporation, or the sale of all or substantially all of our assets, or upon our reorganization or liquidation, each holder of an outstanding option will be entitled to receive, upon exercise and payment, such stock or other property as the holder would have received had the holder exercised the option immediately prior to the transaction. We may, however, instead provide written notice that options will terminate unless exercised by a date specified in the notice or provide that some or all options shall be exercisable in full.

        No incentive stock option award may be granted under the 1995 plan after December 15, 2005, but the vesting and effectiveness of awards granted before that date may extend beyond that date. Our board of directors may at any time amend, suspend, or terminate the 1995 plan except that stockholder approval is required to, among other things, increase the number of shares reserved for issuance under the 1995 plan, materially increase certain types of benefits accruing to an optionee under the 1995 plan or amend the pricing of and eligibility for incentive stock option grants.

  1997 Stock Option Plan

        We adopted and our stockholders approved our 1997 Stock Option Plan in November 1997. We have reserved 4,452,996 shares of our common stock for issuance under the 1997 plan. As of March 31, 2004, options to purchase 3,419,790 shares of our common stock were outstanding and 530,030 shares of common stock have been issued upon the exercise of stock options.

        Our 1997 plan provides for the grant of incentive stock options and nonstatutory stock options. Our officers, employees and consultants, and those of our subsidiaries, are eligible to receive awards under the 1997 plan, however, incentive stock options may only be granted to our employees.

        Our board of directors administers the 1997 plan. In accordance with the provisions of the 1997 plan, our board of directors selects the recipients of awards and determines the:

  •
  Number of shares of common stock covered by options and the dates upon which such options become exercisable;

  •
  Type of option;

  •
  Exercise price of options and appropriate method of payment for such options; and

  •
  Duration of options.

        Upon completion of this offering, the 1997 plan will be administered by the board of directors, and we do not intend to grant additional stock options under the 1997 plan.

        In the event of our merger with another corporation, or the sale of all or substantially all of our assets, or upon our reorganization or liquidation, each holder of an outstanding option will be entitled to receive, upon exercise and payment, such stock or other property as the holder would have received had the holder exercised the option immediately prior to the transaction. We may, however, instead provide written notice that options will terminate unless exercised by a date specified in the notice or provide that some or all options shall be exercisable in full.

        No incentive stock option award may be granted under the 1997 plan after November 7, 2007, but the vesting and effectiveness of awards granted before that date may extend beyond that date. Our board of directors may at any time amend, suspend, or terminate the 1997 plan except that stockholder approval is required to, among other things, increase the number of shares reserved for issuance under the 1997 plan, materially increase certain types of benefits accruing to an optionee under the 1997 plan, or amend the pricing of and eligibility for incentive stock option grants.

  2004 Stock Incentive Plan

        Our board of directors adopted our 2004 Stock Incentive Plan in March 2004. Our stockholders approved the 2004 plan in April 2004. Upon adoption, 3,000,000 shares of common stock were reserved for issuance under the 2004 plan. In addition, the 2004 plan provides for an annual increase equal to the lesser of 1,000,000 shares of common stock, 3.5% of our outstanding shares, or an amount determined by the board. No options have been granted or issued under the 2004 plan.

        Our 2004 plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock, stock appreciation rights, and other stock-based awards. Our officers, employees, directors, consultants, and advisors, and those of our subsidiaries, are eligible to receive awards under the 2004 plan, however, incentive stock options may only be granted to our employees. The maximum number of shares of common stock with respect to which awards may be granted to any participant under the 2004 plan is 1,000,000 per calendar year.

        Our board of directors administers the 2004 plan, although it may delegate its authority to one or more of its committees. Our board of directors has authorized the compensation committee to administer the plan, including the granting of options to our executive officers. In addition, our board of directors may delegate authority under the 2004 plan to one or more of our executive officers. Subject to any applicable limitations contained in the plans, our compensation committee, or if applicable, one or more executive officers to whom authority has been granted under the 2004 plan, selects the recipients of awards and determines:

  •
  The number of shares of common stock covered by options and the dates upon which such options become exercisable;

  •
  The exercise price of options;

  •
  The duration of options;

  •
  The method and payment of the exercise price; and

  •
  The number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of such awards, including the conditions for repurchase, issue price, and repurchase price.

        In the event of our merger with another entity or any exchange of all of our common stock for cash, securities, or other property, our board of directors will provide for all outstanding awards under the 2004 plan to be assumed or substituted for by the acquiror. If the acquiror does not assume or substitute for outstanding awards, our board of directors will provide that all unexercised options will become exercisable in full prior to the completion of the acquisition event and that these options will terminate upon completion of the event if not previously exercised. If our stockholders will receive cash in the acquisition event, our board of directors may instead provide that all options will terminate and be exchanged for cash. In the event of our proposed liquidation or dissolution, our board of directors will provide that all then-unexercised options under the 2004 plan will become exercisable in full as of a specified time at least 10 business days prior to the effective date of the liquidation or dissolution and then terminate effective upon such liquidation or dissolution, if not previously exercised. Our board of directors may adjust each outstanding option upon a change in capitalization.

        No award may be granted under the 2004 plan after March 2014 but the vesting and effectiveness of awards granted before that date may extend beyond that date. Our board of directors may at any time amend, suspend or terminate the 2004 plan except that no award granted after an amendment of the plan and designated as subject to Section 162(m) of the Internal Revenue Code by our board of directors shall become exercisable, realizable or vested, to the extent such amendment was required to grant such award, unless and until such amendment is approved by our stockholders.

  2004 Employee Stock Purchase Plan

        Our board of directors adopted our 2004 Employee Stock Purchase Plan in March 2004. Our stockholders approved the purchase plan in April 2004. The purchase plan will become effective upon the completion of this offering and authorizes the issuance of up to a total of 1,000,000 shares of our common stock to participating employees.

        All of our employees, including our directors who are employees and all employees of any participating subsidiaries, who have been employed by us for at least six months prior to enrolling in the purchase plan, who are employees on the first day of the purchase plan period, and whose customary employment is for more than 20 hours a week and for more than five months in any calendar year, are eligible to participate in the purchase plan. Employees who would, immediately after an option grant, own 5% or more of the total combined voting power or value of our stock or the stock of any of our subsidiaries are not eligible to participate in the purchase plan.

        We may, at the election of our board of directors, make one or more offerings to our employees to purchase stock under the purchase plan. Each offering commencement date will begin a period during which payroll deductions will be made and held for the purchase of our common stock at the end of the purchase plan period.

        On the first day of a designated payroll deduction period, or offering period, we will grant to each eligible employee who has elected to participate in the purchase plan an option to purchase shares of our common stock as follows: the employee may authorize up to 10% of his or her base pay to be deducted by us during the offering period. On the last day of the offering period, the employee is deemed to have exercised the option, at the option exercise price, to the extent of accumulated payroll deductions. Under the terms of the purchase plan, the option exercise price is an amount equal to 85% of the closing price, as defined in the purchase plan, per share of our common stock on either the first day or the last day of the offering period, whichever is lower. In no event may an employee purchase in any one offering period a number of shares which exceeds the number of shares determined by dividing (a) the product of $2,083 and the number or fraction of months in the offering period by (b) the closing price of a share of our common stock on the commencement date of the offering period. Our board of directors may, in its discretion, choose a different offering period for each offering.

        An employee who is not a participant on the last day of the offering period is not entitled to exercise any option, and the employee's accumulated payroll deductions will be refunded. An employee's rights under the purchase plan terminate upon voluntary withdrawal from the purchase plan at any time, or when the employee ceases employment for any reason, except that upon termination of employment because of death, the balance in the employee's account will be paid to the employee's beneficiary.

        Because participation in the purchase plan is voluntary, we cannot now determine the number of shares of our common stock to be purchased by any particular current executive officer, by all current executive officers as a group or by non-executive employees as a group.

  401(k) Plan

        Our qualified retirement plan is qualified under Section 401 of the Internal Revenue Code. Our employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and have the amount of such reduction contributed to the 401(k) plan. We may make matching or additional contributions to the 401(k) plan in amounts to be determined annually by us.

RELATED PARTY TRANSACTIONS

        Since our incorporation, we have engaged in the following transactions with our directors, officers, and holders of more than five percent of our voting securities and their affiliates.

Preferred Stock Issuances

  Issuance of Series A Convertible Preferred Stock

        On December 4, 1997, we exchanged common stock owned by the following stockholders into Series A Convertible Preferred Stock, par value $0.001 per share, on a 10-for-1 basis (accounting for the subsequent 10-for-1 stock split of common stock on September 17, 1999). The consideration paid by the stockholders for their shares of Series A Convertible Preferred Stock was the exchange of their shares of common stock. We issued a total of 397,380 shares of Series A Convertible Preferred Stock to the following related parties:

Name	Shares of Common Stock Converted to Series A Convertible Preferred Stock	Shares of Series A Convertible Preferred Stock Issued
William H. Wrean, Trustee of William H. Wrean Revocable Trust dated 9/25/89	1,281,200	128,120
William H. Wrean, Trustee of William H. Wrean Jr. Family Trust dated 1/1/97	706,000	70,600
William H. Wrean Jr., Trustee of William H. Wrean Family Trust dated 1/1/97	729,300	72,930
William H. Wrean Jr., Trustee of William H. Wrean Jr. Revocable Trust dated 9/27/96	1,257,300	125,730

Total	3,973,800	397,380

  Issuance of Series B Convertible Preferred Stock

        We issued a total of 188,060 shares of Series B Convertible Preferred Stock on two separate dates, December 22, 1997 and April 20, 1998. On December 22, 1997, we issued 84,302 shares of Series B Convertible Preferred Stock at a purchase price of $325,000 to JetFax, Inc., which was subsequently acquired by j2 Global Communications Inc. On April 20, 1998, we issued 103,758 shares of Series B Convertible Preferred Stock at a purchase price of $400,000 to JetFax.

        In addition, on December 31, 1998, we issued an option to purchase 296,270 shares of common stock to JetFax relating to its investment in Series B Convertible Preferred Stock. The amount of shares underlying the stock option reflected 19% of the stock options granted to employees outstanding as of December 31, 1998. The stock option becomes exercisable for a number of shares equal to 19% of the total shares exercised by an employee under any employee stock option granted to such employee prior to December 31, 1998. The exercise price of the stock option is equal to that of the underlying exercised employee stock options, which exercise prices range from $0.0026 to $0.175 per share.

  Issuance of Series C Convertible Preferred Stock

        On May 5, 1999, we issued a total 106,288 shares of Series C Convertible Preferred Stock at a purchase price of $10.43 per share. The following related party purchased shares of Series C Convertible Preferred Stock:

Name	Series C Convertible Preferred Stock	Purchase Price
The Sacajawea Fund(1)	43,145	$450,002

(1)
William H. Wrean, one of our directors, and William H. Wrean Jr., one of our directors and our Chief Financial Officer, are partners of The Sacajawea Fund.

        In addition, on the same date, we issued a total of 98,560 options to purchase common stock to investors of our Series C Convertible Preferred Stock. The following related party received options to purchase common stock:

Name	Shares of Common Stock underlying Option	Exercise Price per Share of Common Stock
The Sacajawea Fund(1)	40,010	$0.75

(1)
William H. Wrean and William H. Wrean Jr. are partners of The Sacajawea Fund.

  Issuance of Series D Convertible Preferred Stock

        On July 2, 2001, we issued a total 608,520 shares of Series D Convertible Preferred Stock at a purchase price of $2.465 per share. The following related parties purchased shares of Series D Convertible Preferred Stock:

Name	Series D Convertible Preferred Stock	Purchase Price
The Sacajawea Fund(1)	202,840	$500,000
John F. Rockart	40,568	$100,000

Total	243,408	$600,000

(1)
William H. Wrean and William H. Wrean Jr. are partners of The Sacajawea Fund.

Common Stock Issuances

        On November 9, 1995, we issued 3,933,300 shares of common stock to John J. Koger, one of our directors and our President and Chief Executive Officer, for a purchase price of $10,000.

        On December 13, 1995, we issued shares of common stock to the following related parties:

Name	Common Stock	Purchase Price
William H. Wrean Jr.	1,388,900	$100,000
William H. Wrean	1,944,400	$140,000

Total	3,333,300	$240,000

        On June 3, 1997, we issued shares of common stock to the following related parties:

Name	Common Stock	Purchase Price
John J. Koger	110,400	$12,500
William H. Wrean, Trustee of William H. Wrean Revocable Trust dated 9/25/89	309,200	$35,000
William H. Wrean Jr., Trustee of William H. Wrean Jr. Revocable Trust dated 9/27/96	331,300	$37,500

Total	750,900	$85,000

        On February 1, 1999, we issued 780,000 shares of common stock to Brendan Mullaly upon the exercise of his stock option issued under our 1995 Stock Option Plan on December 15, 1995. The total exercise price was $2,028.

        On June 19, 2002, we repurchased shares of common stock from the following related parties at a purchase price of $1.956 per share:

Name	Common Stock	Purchase Price
John J. Koger	745,339	$1,457,883
Brendan Mullaly	182,247	$356,475
j2 Global Communications Inc.	86,660	$169,507

Total	1,014,246	$1,983,865

        In addition, we granted stock options to purchase shares of common stock to the following related parties:

Name	Date of Grant	Shares of Common Stock Underlying Option	Exercise Price per Share
John J. Koger	September 27, 2002 January 15, 2004	400,000 20,000	$ $	2.09 4.51
Brendan Mullaly	December 15, 1995(1) April 27, 2000 September 27, 2002 January 15, 2004	1,000,000 20,000 100,000 10,000	$ $ $ $	0.0026 0.75 2.09 4.51
Laurence G. Walker	December 18, 2002	75,000		$2.09
William H. Wrean Jr.	January 15, 2004	30,000		$4.51

(1)
As discussed above, Mr. Mullaly exercised this option with respect to 780,000 shares of common stock on February 1, 1999.

Loans to Executive Officers

        We have not made any loans to any executive officers.

Transactions with William H. Wrean and William H. Wrean Jr.

        In March 1997, we borrowed a total of $70,000 from William H. Wrean and William H. Wrean Jr. pursuant to unsecured loans. All amounts due under these loans were paid in full on June 3, 1997, when we issued a total of $72,500 worth of common stock to William H. Wrean and William H. Wrean Jr.

        In July 2001, William H. Wrean provided a personal guarantee of $250,000 as collateral in connection with our line of credit with Marshall & Ilsley Bank. We agreed to grant Mr. Wrean a warrant for 34,687 shares of common stock at an exercise price of $0.72 per share if Marshall & Ilsley Bank called on Mr. Wrean's personal guarantee. This personal guarantee, which was never called on by Marshall & Ilsley Bank, and related warrant right, expired in April 2003.

Registration Rights

        Prior to this offering, the holders of 10,759,731 shares of our common stock, are entitled to register their shares under the Securities Act. These rights are provided under the terms of a registration rights agreement between us and these holders. These holders include the following directors, officers, and holders of more than five percent of our voting securities and their affiliates:

Name of Holder	Number of Registrable Shares
John J. Koger	3,298,361
John F. Rockart	40,568
William H. Wrean, Trustee of the William H. Wrean Revocable Trust dated 9/25/89	1,281,200
William H. Wrean, Trustee of the William H. Wrean Jr. Family Trust dated 1/1/97	706,000
William H. Wrean Jr., Trustee of the William H. Wrean Family Trust dated 1/1/97	729,300
William H. Wrean Jr., Trustee of the William H. Wrean Jr. Revocable Trust dated 9/27/96	1,257,300
j2 Global Communications Inc.	1,793,940
The Sacajawea Fund	634,290

Total	9,740,959

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth information regarding beneficial ownership of our outstanding shares of common stock as of April 26, 2004 by:

  •
  Each person, or group of affiliated persons known to us to be the beneficial owner of more than 5% of the outstanding shares of our common stock;

  •
  Each of our directors and executive officers;

  •
  All of our directors and executive officers as a group; and

  •
  Each of the selling stockholders.

        Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares. Shares of common stock issuable under stock options that are exercisable as of June 30, 2004, referred to below as currently exercisable stock options, are deemed outstanding for computing the percentage ownership of the person holding the options are not deemed outstanding for computing the percentage ownership of any other person.

        Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under community property laws. The percentage of common stock outstanding reflects the conversion, upon the closing of this offering, of all outstanding shares of convertible preferred stock into an aggregate of 7,439,140 shares of common stock. As of April 26, 2004, the total number of shares outstanding (assuming the conversion of convertible preferred stock) was 11,895,264 shares of common stock. The number of shares of common stock deemed outstanding after this offering, assuming no exercise of the over-allotment option, includes the 5,000,000 shares of common stock being offered for sale by us in this offering. The number of shares of common stock deemed outstanding after this offering, assuming the exercise of the over-allotment option in full, also includes the 105,403 shares of common stock offered for sale by us in the over-allotment option.

        If the underwriters over-allotment option is exercised in full, the selling stockholders would sell an additional 766,778 shares of common stock.

	Shares Beneficially Owned Prior to Offering				Shares Beneficially Owned After Offering (No Over-allotment)		Shares Beneficially Owned After Offering (Over-allotment Exercised in Full)
			Shares being Offered
Beneficial Owner(1)
	Number	Percent	Primary	Over-allotment	Number	Percent	Number	Percent
5% Stockholders:
j2 Global Communications Inc.(2)	2,090,210	17.1%	419,163	—	1,671,047	9.7%	1,671,047	9.7%
Brendan Mullaly(3)	861,503	7.1	—	64,613	861,503	5.0	796,890	4.6
The Sacajawea Fund(4)	674,300	5.6	—	47,572	674,300	4.0	626,728	3.7
Directors and Executive Officers:
Robert P. Badavas(5)	5,000	*	—	—	5,000	*	5,000	*
John J. Cullinane(5)	5,000	*	—	—	5,000	*	5,000	*
John J. Koger(6)	3,473,361	28.8	—	260,502	3,473,361	20.3	3,212,859	18.7
John F. Rockart(7)	45,568	*	—	3,043	45,568	*	42,525	*
Lawrence G. Walker(8)	51,875	*	—	—	51,875	*	51,875	*
William H. Wrean(9)	2,702,068	22.7	13,387	196,612	2,688,681	15.9	2,492,069	14.7
William H. Wrean Jr.(10)	2,701,468	22.7	13,387	196,568	2,688,081	15.9	2,491,513	14.7

All directors and executive officers as a group (seven persons)(11):	8,269,472	67.9%	13,387	609,153	8,185,517	48.1%	7,646,932	44.2%
Other Selling Stockholders:
Gyung Nam Boo(12)	71,563	*	—	4,000	71,563	*	67,563	*
J.D. Clayton, SSB IRA(13)	109,270	*	50,000	—	59,270	*	59,270	*
Richard B. Curran	81,136	*	40,568	—	40,568	*	40,568	*
Robert W. Danforth, Trustee(13)	170,122	1.4	80,426	—	89,696	*	89,696	*
Christoph Guenther	302,488	2.5	140,129	—	162,359	1.0	162,359	1.0
Bartlett M. Hauthaway Trust	40,568	*	13,387	—	27,181	*	27,181	*
Timothy Kaminski(14)	307,813	2.5	—	23,086	307,813	1.8	284,727	1.6
William A. Lincoln(15)	145,328	1.2	50,870	—	94,458	*	94,458	*
Michael Schaffstein(16)	306,945	2.5	—	23,021	306,945	1.8	283,924	1.6
Derek Walton(17)	572,062	4.7	—	42,905	572,062	3.3	529,157	3.1
Hugh H. Young II	60,582	*	20,000	—	40,582	*	40,582	*

*
Represents beneficial ownership of less than one percent of common stock.

(1)
Unless otherwise indicated, the address of each 5% stockholder, director and executive officer is care of Oasis Semiconductor, Inc., 201 Jones Road, Waltham, MA 02451.

(2)
The address of j2 Global Communications Inc. is 6922 Hollywood Blvd., 5th Floor, Hollywood, California 90028. Includes 296,270 shares subject to currently exercisable stock options.

(3)
Includes 263,750 shares subject to currently exercisable stock options.

(4)
The address of the Sacajawea Fund is 148 Linden Street, Suite 204, Wellesley, Massachusetts 02482. Includes 40,010 shares subject to currently exercisable stock options.

(5)
Consists of 5,000 shares subject to currently exercisable stock options.

(6)
Includes 175,000 shares subject to currently exercisable stock options.

(7)
Includes 5,000 shares subject to currently exercisable stock options.

(8)
Consists of 51,875 shares subject to currently exercisable stock options.

(9)
Includes 1,281,200 shares of common stock held by the William H. Wrean Revocable Trust dated 9/25/89, of which Mr. Wrean is trustee. Includes 706,000 shares of common stock held by the William H. Wrean Jr. Family Trust dated 1/1/97, of which Mr. Wrean is trustee. Includes 634,290 shares of common stock and a currently exercisable stock option to purchase 40,010 shares of common stock held by The Sacajawea Fund, of which Mr. Wrean is a partner. Includes 40,568 shares of common stock held by the Bartlett M. Hauthaway Trust—1994, of which Mr. Wrean is a trustee.

(10)
Includes 1,257,300 shares of common stock held by the William H. Wrean Jr. Revocable Trust dated 9/27/96, of which Mr. Wrean Jr. is trustee. Includes 729,300 shares of common stock held by the William H. Wrean Family Trust dated 1/1/97, of which Mr. Wrean Jr. is trustee. Includes 634,290 shares of common stock and a currently exercisable stock option to purchase 40,010 shares of common stock held by The Sacajawea Fund, of which Mr. Wrean Jr. is a partner. Includes 40,568 shares of common stock held by the Bartlett M. Hauthaway Trust—1994, of which Mr. Wrean Jr. is a trustee.

(11)
Mr. Wrean and Mr. Wrean Jr. can both be considered beneficial owners of the same shares of common stock and the same options to purchase shares of common stock held by The Sacajawea Fund and the same shares of common stock held by the Bartlett M. Hauthaway Trust—1994. For the purposes of this calculation, the shares have been counted once. Includes 281,885 shares subject to currently exercisable options.

(12)
Includes 37,563 shares subject to currently exercisable stock options.

(13)
Includes 9,270 shares subject to currently exercisable stock options.

(14)
Includes 306,813 shares subject to currently exercisable stock options.

(15)
Includes 8,890 shares subject to currently exercisable stock options.

(16)
Includes 248,175 shares subject to currently exercisable stock options.

(17)
Includes 187,302 shares subject to currently exercisable stock options.

DESCRIPTION OF CAPITAL STOCK

General

        The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our restated certificate of incorporation and amended and restated by-laws filed as exhibits to the registration statement, of which this prospectus forms a part. We refer in this section to our amended and restated certificate of incorporation as our certificate of incorporation and we refer to our amended and restated by-laws as our by-laws.

        Upon completion of this offering, our authorized capital stock will consist of 60,000,000 shares of common stock, par value $0.001 per share and 5,000,000 shares of undesignated preferred stock, par value $0.001 per share.

        As of March 31, 2004, we had issued and outstanding:

  •
  4,440,124 shares of common stock, held by ten stockholders of record;

  •
  397,380 shares of Series A convertible preferred stock;

  •
  179,394 shares of Series B convertible preferred stock;

  •
  106,288 shares of Series C convertible preferred stock; and

  •
  608,520 shares of Series D convertible preferred stock.

        Upon completion of this offering, all of the outstanding shares of our preferred stock will automatically convert into a total of 7,439,140 shares of our common stock.

Common Stock

        The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders and do not have any cumulative voting rights. Holders of our common stock are entitled to receive proportionally any dividends declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

        In the event of our liquidation or dissolution, holders of our common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. All outstanding shares of our common stock are validly issued, fully paid and nonassessable. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid, and nonassessable. The rights, preferences, and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future.

        The rights, preferences, and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate in the future.

Undesignated Preferred Stock

        Our certificate of incorporation provides that we may issue up to 5,000,000 shares of preferred stock in one or more series as may be determined by our board of directors. Our board of directors has broad discretionary authority with respect to the rights of any new series of preferred stock and may establish the following with respect to the shares to be included in each series, without any vote or action of the stockholders:

  •
  The number of shares;

  •
  The designation, preferences and relative rights, including voting rights, dividend rights, conversion rights, redemption privileges, and liquidation preferences; and

  •
  Any qualifications, limitations, or restrictions.

        We believe that the ability of our board of directors to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

        Our board of directors may authorize, without stockholder approval, the issuance of preferred stock with voting and conversion rights that could adversely affect the voting power and other rights of holders of common stock. Although our board of directors has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer, or other takeover attempt of our company. Our board of directors could issue preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of our board of directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price. Any issuance of preferred stock could therefore have the effect of decreasing the market price of our stock.

        Our board of directors will make any determination to issue such shares based on its judgment as to our company's best interests and the best interests of our stockholders. We have no present plans to issue any shares of our preferred stock after the offering.

Registration Rights

        After this offering, the holders of 9,945,188 shares of common stock will be entitled to require us to register their shares under the Securities Act of 1933 as provided in a registration and investor rights agreement between us and such holders, filed as an exhibit to the registration statement, of which this prospectus forms a part. Under this agreement, if we propose to register any of our securities under the Securities Act of 1933, either for our account or for the account of other security holders exercising registration rights, the holders are entitled to notice of the registration and to include their shares of common stock in the registration. We are responsible for paying the expense of any such registration. These registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in such registration.

Delaware Law and Charter and By-Law Provisions; Anti-Takeover Effects

        We have elected to be governed by the provisions of Section 203 of the Delaware corporate law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes, among other things, a merger, asset sale, or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or, in some cases, within three years prior, did own) 15% or more of the corporation's voting stock, or is an affiliate of the corporation and owned 15% or more of the corporation's voting stock at any time during the three years prior to the time that the determination of an interested stockholder is made. Under Section 203, a business combination between the corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

  •
  Before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or

  •
  Upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of our shares outstanding, shares owned by:

  •
  Persons who are directors and also officers; and

  •
  Employee stock plans, in some instances; or

  •
  At or after the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

        Our by-laws provide that directors may be removed only for cause and then only by the affirmative vote of the holders of at least 75% of the votes which all stockholders would be entitled to cast in any annual election of directors. Under our by-laws, any vacancy on our board of directors, however occurring, including a vacancy resulting from an enlargement of our board, may only be filled by vote of a majority of our directors then in office even if less than a quorum. The limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us.

        Our by-laws provide that stockholders may not take any action by written consent in lieu of a meeting and limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting. In addition, our by-laws provide that only our board of directors, the chairman of the board, and our chief executive officer may call special meetings of stockholders. Business transacted at any special meeting of stockholders must be limited to matters related to the purpose stated in the notice of the special meeting.

        To be "properly brought" before an annual meeting, the proposals or nominations must be:

  •
  Specified in the notice of meeting;

  •
  Brought before the meeting by or at the direction of the board; or

  •
  Brought before the meeting by a stockholder entitled to vote at the meeting who has given to our corporate secretary the required advance written notice, in proper form, of the stockholder's intention to bring that proposal or nomination before the meeting and who was a stockholder of record on the date the notice was given.

        In addition to other applicable requirements, for a stockholder proposal or nomination to be properly brought before an annual meeting by a stockholder, the stockholder generally must have given notice in proper written form to the corporate secretary not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting of stockholders, unless the date of the annual meeting is advanced by more than 20 days or delayed by more than 60 days from the anniversary date, in which case the notice must be delivered no later than the 10th day following the day on which public announcement of the meeting is first made. Although our by-laws do not give the board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our by-laws may have the effect of precluding the consideration of some business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

        The Delaware corporate law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws requires a greater percentage. Our by-laws may be amended or repealed by a majority vote of the board of directors, subject to any limitations set forth in the by-laws, and may also be amended by the stockholders by the affirmative vote of the holders of at least 75% of the votes which all the stockholders would be entitled to cast in any annual election of directors. The 75% stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any series of preferred stock that might be outstanding at the time any of these amendments are submitted to stockholders.

Limitation of Liability and Indemnification

        Our certificate of incorporation provides that:

  •
  We must indemnify our directors and officers; and

  •
  We must advance expenses, including attorney's fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

In addition, our certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, except to the extent that the Delaware corporate law statute prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

        We plan to obtain director and officer insurance providing for indemnification of our directors and officers for certain liabilities, including liabilities under the Securities Act of 1933.

        These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

        At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is EquiServe Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

        Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of the common stock. Because some shares of common stock will not be available for sale shortly after this offering as a result of the contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

        Prior to the offering, there has been no public market for our common stock. Although we intend to apply for the listing of our common stock on the Nasdaq National Market, we cannot assure you that there will be an active public market for our common stock. Based on the number of shares outstanding as of March 31, 2004, immediately after the offering, we will have 16,879,264 shares of common stock outstanding, including 5,814,543 shares of common stock sold by us and the selling stockholders in the offering, but not including:

  •
  shares of common stock issuable upon exercise of the underwriters' over-allotment option; and

  •
  additional shares of common stock reserved for issuance under our stock plans.

        Of the outstanding number of shares after the offering, 5,814,543 shares of our common stock to be sold in the offering will be freely tradable without restriction or further registration under the Securities Act of 1933, except for any shares purchased by "affiliates," as that term is defined in Rule 144 of the Securities Act of 1933.

        Shares acquired by affiliates and the remaining 11,064,721 shares held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act of 1933. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act of 1933, which rules are summarized below.

Lock-up Agreements

        The selling stockholders, and our directors, executive officers, and substantially all of our existing security holders have signed lock-up agreements under which they agreed not to dispose of, directly or indirectly, any shares of common stock or any security convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days after the date of this prospectus. The lock-up restrictions do not apply to the common stock sold by us and the selling stockholders to the underwriters in accordance with the underwriting agreement, the transfer of shares as a gift or gifts, or the transfer of shares to any trust that is affiliated with the security holder or a member of their family. The lock-up agreements limit the amount of shares that can be transferred by gift or to trusts. In addition, transfers or dispositions can be made sooner with the prior written consent of J.P. Morgan Securities Inc. and Merrill Lynch & Co. See "Underwriting—No Sales of Similar Securities."

        Upon expiration of the lock-up period, 180 days after the date of this prospectus, 11,064,721 shares will be available for resale to the public in accordance with Rule 144 or Rule 701.

Rule 144

        In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated together) who has beneficially owned restricted shares for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

  •
  One percent of the then outstanding shares of our common stock, which will equal approximately 168,793 shares immediately after this offering; or

  •
  The average weekly trading volume in our common stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the sale is filed.

        Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

        Affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell shares of our common stock which are not restricted securities.

Rule 144(k)

        Under Rule 144(k), a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to resell these shares without complying with the manner of sale, public information, volume limitation, or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon completion of the offering.

Rule 701

        In general, under Rule 701 of the Securities Act of 1933 as currently in effect, any of our employees, consultants, or advisors who purchases shares from us in connection with a compensatory stock plan or other written agreement is eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Stock Options

        We intend to file a registration statement with the SEC covering 8,372,966 shares of common stock reserved for issuance under our 1995 Stock Option Plan, 1997 Stock Option Plan, 2004 Director Stock Plan, 2004 Stock Incentive Plan, and 2004 Employee Stock Purchase Plan as of March 31, 2004.

        Upon the expiration of the lock-up agreements described above, at least 2,476,130 shares of common stock will be subject to vested options, based on options outstanding as of March 31, 2004. We intend to file the registration statement as soon as practicable after the effective date of this offering. Accordingly, shares covered by the registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be eligible for sale in the public market immediately after the 180-day lock-up agreements expire.

Registration Rights

        Upon completion of this offering, the holders of 9,945,188 shares of our common stock will be eligible to certain rights with respect to the registration of such shares under the Securities Act of 1933. See "Description of Capital Stock—Registration Rights." Upon the effectiveness of a registration statement covering these shares, the shares would become freely tradable.

UNDERWRITING

General

        Subject to the terms and conditions set forth in an agreement among the underwriters named below, us, and the selling stockholders, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters named below, through their representatives, J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, has agreed, severally and not jointly, to purchase from us and the selling stockholders, the aggregate number of shares of common stock set forth opposite its name below:

Underwriters	Number of Shares
J.P. Morgan Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Needham & Company, Inc.
America's Growth Capital, LLC

Total	5,814,543

        The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions customary for offerings of this type. The underwriters are obligated, severally and not jointly, to purchase all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares.

        We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

        The underwriters are offering the shares, subject to prior sale, when, as, and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel, or modify offers to the public and to reject orders in whole or in part.

Underwriting Commissions and Discounts

        The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and at this price less a concession not in excess of $                  per share of common stock to dealers specified in a master agreement among underwriters who are members of the NASD. The underwriters may allow, and the other dealers specified may reallow, concessions, not in excess of $            per share of common stock, to these other dealers. After this offering, the offering price, concessions, and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and to other conditions, including the right to reject orders in whole or in part.

        The following table summarizes the public offering price, underwriting discount, and proceeds to us and the selling stockholders before expenses payable by us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Without Over-Allotment	With Over-Allotment
Public offering price
Underwriting discount
Proceeds, before expenses, to us
Proceeds, before expenses, to selling stockholders

        We estimate that our total expenses attributable to this offering will be approximately $            , excluding underwriting discounts and commissions.

Over-Allotment Option

        We and the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 105,403 additional shares of our common stock from us and 766,778 additional shares of our common stock from the selling stockholders, at the initial public offering price, less the underwriting discounts and commissions payable by us and the selling stockholders, as set forth on the cover page of this prospectus. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering.

No Sales of Similar Securities

        The selling stockholders, and our directors, executive officers, and substantially all of our other existing security holders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which the selling stockholders and such holders of our capital stock have agreed not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly of indirectly, any shares of our common stock, or securities convertible into or exchangeable or exercisable for shares of common stock currently or hereafter owned either of record or beneficially or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of shares of our common stock, without the prior written consent of J.P. Morgan Securities Inc. and Merrill Lynch & Co. for a period of 180 days after the date of the underwriting agreement. Such consent may be given at any time without public notice. The lock-up restrictions do not apply to the common stock sold by us and the selling stockholders to the underwriters in accordance with the underwriting agreement, the transfer of shares as a gift or gifts, or the transfer of shares to any trust that is affiliated with the security holder or a member of such holder's family. The lock-up agreements limit the amount of shares that can be transferred by gift or to trusts.

Nasdaq National Market Listing

        We have applied for quotation on the Nasdaq National Market under the symbol "OASI."

Determination of Offering Price

        Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us, the selling stockholders, and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price will include:

  •
  The valuation multiples of publicly-traded companies that the representatives believe are comparable to our company;

  •
  Our financial information;

  •
  Our history and prospects and the outlook for our industry;

  •
  An assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenues;

  •
  The present state of our development and the progress of our business plan; and

  •
  The above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

        We cannot assure you that an active or orderly trading market will develop for our common stock or that our common stock will trade in the public markets subsequent to this offering at or above the initial offering price.

Discretionary Accounts

        The underwriters do not expect sales of shares of common stock offered by this prospectus to any accounts over which they exercise discretionary authority to exceed five percent of the shares offered.

Short Sales, Stabilizing Transactions, and Penalty Bids

        Until the distribution of the shares is completed, SEC rules may limit the underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix, or maintain that price.

        The underwriters may purchase and sell our common stock in the open market on the Nasdaq National Market or otherwise. These transactions may include short sales, stabilizing transactions, and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the issuer in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the market price of our common stock may be higher than the price that might otherwise exist in the open market.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the market price of our common stock. In addition, neither we nor any of the representatives make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Prospectus Delivery

        One or more of the underwriters may facilitate the marketing of this offering online directly or through one of its affiliates. In those cases, prospective investors may view offering terms and a prospectus online and, depending upon the particular underwriter, place orders online through their financial advisor.

        Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet Web site maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch Web site is not intended to be part of this prospectus.

LEGAL MATTERS

        The validity of the shares of common stock we are offering will be passed upon for us by Hale and Dorr LLP, Boston, Massachusetts. Legal matters in connection with this offering will be passed upon for the underwriters by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.

EXPERTS

        The financial statements as of December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement on Form S-1 (File Number 333-113744) under the Securities Act of 1933 with respect to the shares of common stock we and the selling stockholders are offering by this prospectus. This prospectus does not contain all of the information set forth in the registration statement. For further information pertaining to us and the common stock to be sold in the offering, reference is made to the registration statement, including the exhibits thereto and the financial statements, notes and schedules filed as a part thereof. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

        On the closing of the offering, we will be subject to the informational requirements of the Securities Exchange Act of 1934 and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC's website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 450 Fifth Street, N.W., Washington, D.C. 20549.

        You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference facility.

OASIS SEMICONDUCTOR, INC.

INDEX TO FINANCIAL STATEMENTS

Page
INDEPENDENT AUDITORS' REPORT	F-2

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002, 2003 AND MARCH 31, 2004 (UNAUDITED) AND PRO FORMA MARCH 31, 2004 (UNAUDITED) AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2003 AND THE THREE MONTHS ENDED MARCH 31, 2003 AND 2004 (UNAUDITED):
Balance Sheets	F-3
Statements of Income	F-4
Statements of Stockholders' Equity	F-5
Statements of Cash Flows	F-7
Notes to Financial Statements	F-8

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
    Oasis Semiconductor, Inc.
Waltham, Massachusetts

        We have audited the accompanying balance sheets of Oasis Semiconductor, Inc. as of December 31, 2002 and 2003, and the related statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such financial statements present fairly, in all material respects, the financial position of Oasis Semiconductor, Inc. as of December 31, 2002 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Boston, Massachusetts
March 12, 2004

OASIS SEMICONDUCTOR, INC.

BALANCE SHEETS

(In thousands, except share and per share data)

	December 31,			Pro Forma Stockholders' Equity as of March 31, 2004
			As of March 31, 2004
	2002	2003
			(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$4,107	$6,336	$6,848
Current portion of restricted cash	—	1,000	1,302
Accounts receivable (less allowance for doubtful accounts of $7, $30 and $30, respectively)	2,378	3,654	4,514
Inventory	846	904	2,518
Deferred offering costs	—	—	485
Prepaid expenses and other current assets	84	251	239

Total current assets	7,415	12,145	15,906
Property and equipment, net	253	692	709
Deferred income taxes	304	548	665
Restricted cash	78	302	—

Total assets	$8,050	$13,687	$17,280

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$1,293	$1,529	$2,658
Accrued commission	77	175	133
Other accrued expenses	244	371	1,165
Deferred revenues	540	676	518
Income taxes payable	1,881	1,196	1,149

Total current liabilities	4,035	3,947	5,623
Deferred revenue	723	578	894

Total liabilities	4,758	4,525	6,517

Commitments (Note 11)
Stockholders' equity:	—	—
Series A Convertible Preferred Stock, $0.001 par value; 397,380 shares authorized, issued and outstanding; pro forma, no shares issued and outstanding at March 31, 2004 (unaudited); liquidation preference, $312,500 at December 31, 2003 and at March 31, 2004 (unaudited)	—	—
Series B Convertible Preferred Stock, $0.001 par value; 179,394 shares authorized, issued and outstanding; pro forma, no shares issued and outstanding at March 31, 2004 (unaudited); liquidation preference, $345,782 at December 31, 2003 and at March 31, 2004 (unaudited)	—	—
Series C Convertible Preferred Stock, $0.001 par value; 106,288 shares authorized, issued and outstanding; pro forma, no shares issued and outstanding at March 31, 2004 (unaudited); liquidation preference, $1,108,584 at December 31, 2003 and at March 31, 2004 (unaudited)	—	—
Series D Convertible Preferred Stock, $0.001 par value; 669,372 shares authorized; 608,520 shares issued and outstanding; pro forma, no shares issued and outstanding at March 31, 2004 (unaudited); liquidation preference, $1,500,000 at December 31, 2003 and at March 31, 2004 (unaudited)	1	1	1
Common stock, $0.001 par value; 16,000,000, 16,000,000, 16,000,000 and 60,000,000 shares authorized at December 31, 2002, 2003, March 31, 2004 (unaudited) and pro forma March 31, 2004 (unaudited), respectively; 5,348,140, 5,374,140, 5,462,620, and 12,901,760 shares issued at December 31, 2002, 2003, March 31, 2004 (unaudited) and pro forma March 31, 2004 (unaudited), respectively; 4,325,644, 4,351,644, 4,440,124 and 11,879,264 shares outstanding at December 31, 2002, 2003, March 31, 2004 (unaudited) and pro forma March 31, 2004 (unaudited), respectively	5	5	5	$12
Additional paid-in capital	6,545	8,751	12,585	12,579
Deferred stock-based compensation	(84)	(1,454)	(4,848)	(4,848)
Treasury stock, 1,022,496 shares, at cost	(2,000)	(2,000)	(2,000)	(2,000)
Retained earnings (accumulated deficit)	(1,175)	3,859	5,020	5,020

Total stockholders' equity	3,292	9,162	10,763	$10,763

Total liabilities and stockholders' equity	$8,050	$13,687	$17,280

See notes to financial statements.

OASIS SEMICONDUCTOR, INC.

STATEMENTS OF INCOME

(In thousands, except per share data)

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Revenues	$7,147	$18,045	$36,318	$6,749	$11,630
Cost of revenues	(3,478)	(8,596)	(18,384)	(3,252)	(5,645)

Gross profit	3,669	9,449	17,934	3,497	5,985

Operating expenses:
Research and development(I)	1,948	3,468	5,152	893	2,071
Selling, general and administrative(I)	1,008	1,888	3,315	610	1,372
Stock-based compensation	833	1,253	817	66	375

Total operating expenses	3,789	6,609	9,284	1,569	3,818

Income (loss) from operations	(120)	2,840	8,650	1,928	2,167
Interest income, net	28	41	44	9	14

Income (loss) before income taxes	(92)	2,881	8,694	1,937	2,181
Provision for income taxes	242	1,523	3,660	786	1,020

Net income (loss)	$(334)	$1,358	$5,034	$1,151	$1,161

Net income (loss) per share:
Basic	$(0.08)	$0.34	$1.16	$0.27	$0.27

Diluted	$(0.08)	$0.10	$0.35	$0.08	$0.08

Weighted-average shares outstanding:
Basic	4,042	4,012	4,329	4,326	4,363

Diluted	4,042	13,494	14,246	14,011	14,715

Unaudited pro forma net income per share:
Basic			$0.43		$0.10

Diluted			$0.35		$0.08

Unaudited pro forma weighted-average shares outstanding:
Basic			11,768		11,802

Diluted			14,246		14,715

(I)
Amounts exclude stock-based compensation as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Research and development	$—	$—	$59	$—	$187
Selling, general and administrative	833	1,253	758	66	188

Total	$833	$1,253	$817	$66	$375

See notes to financial statements.

STATEMENTS OF STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2001, 2002, 2003 and THREE MONTHS ENDED MARCH 31, 2004 (unaudited)

(In thousands, except share and per share data)

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C Convertible Preferred Stock		Series D Convertible Preferred Stock		Common Stock					(Accumulated Deficit)
	Number of Shares	$.001 Par Value	Number of Shares	$.001 Par Value	Number of Shares	$.001 Par Value	Number of Shares	$.001 Par Value	Number of Shares	$.001 Par Value	Additional Paid-In Capital	Deferred Stock-Based Compensation	Treasury Stock	Retained Earnings	Total Stockholders' Equity
Balance, January 1, 2001	397,380	$—	188,060	$—	106,288	$—	—	$—	5,193,190	$5	$2,872	$—	$—	$(2,199)	$678
Exercise of employee stock options									58,040		9				9
Sale of Series D Convertible Preferred Stock, net of stock issuance costs of $12							608,520	1			1,487				1,488
Stock-based compensation recorded in conjunction with stock restriction agreement											833				833
Net loss														(334)	(334)

Balance, December 31, 2001	397,380	—	188,060	—	106,288	—	608,520	1	5,251,230	5	5,201			(2,533)	2,674
Exercise of employee stock options									10,250		7				7
Purchase of treasury stock, at cost			(8,666)						86,660				(2,000)		(2,000)
Deferred stock-based compensation recorded in conjunction with stock options issued to non-employees											84	(84)			—
Stock-based compensation recorded in conjunction with stock restriction agreement											1,253				1,253
Net income														1,358	1,358

Balance, December 31, 2002	397,380	—	179,394	—	106,288	—	608,520	1	5,348,140	5	6,545	(84)	(2,000)	(1,175)	3,292
Exercise of employee stock options									26,000		19				19
Deferred stock-based compensation recorded in conjunction with stock options issued to non-employees											903	(903)			—
Deferred stock-based compensation recorded in conjunction with stock options granted to employees at prices below fair market value											1,284	(1,284)			—
Amortization of deferred stock-based compensation												817			817
Net income														5,034	5,034

Balance, December 31, 2003	397,380	$—	179,394	$—	106,288	$—	608,520	$1	5,374,140	$5	$8,751	$(1,454)	$(2,000)	$3,859	$9,162

See notes to financial statements.

STATEMENTS OF STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2001, 2002, 2003 and THREE MONTHS ENDED MARCH 31, 2004 (unaudited) (Continued)

(In thousands, except share and per share data)

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C Convertible Preferred Stock		Series D Convertible Preferred Stock		Common Stock					(Accumulated Deficit)
	Number of Shares	$.001 Par Value	Number of Shares	$.001 Par Value	Number of Shares	$.001 Par Value	Number of Shares	$.001 Par Value	Number of Shares	$.001 Par Value	Additional Paid-In Capital	Deferred Stock-Based Compensation	Treasury Stock	Retained Earnings	Total Stockholders' Equity
Balance, December 31, 2003	397,380	$—	179,394	$—	106,288	$—	608,520	$1	5,374,140	$5	$8,751	$(1,454)	$(2,000)	$3,859	$9,162
Exercise of non-employee stock options (unaudited)									22,230		17				17
Exercise of employee stock options (unaudited)									66,250		48				48
Deferred stock-based compensation recorded in conjunction with stock options granted to employees at prices below fair market value (unaudited)											3,769	(3,769)			—
Amortization of deferred stock-based compensation (unaudited)												375			375
Net income (unaudited)														1,161	1,161

Balance, March 31, 2004 (unaudited)	397,380	$—	179,394	$—	106,288	$—	608,520	$1	5,462,620	$5	$12,585	$(4,848)	$(2,000)	$5,020	$10,763

See notes to financial statements.

OASIS SEMICONDUCTOR, INC.

STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(334)	$1,358	$5,034	$1,151	$1,161
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	82	108	165	42	81
Stock-based compensation	833	1,253	817	66	375
Provision for doubtful accounts	—	2	28	6	—
Deferred income taxes	(297)	25	(244)	(1)	(117)
Changes in assets and liabilities:
Accounts receivable	(1,757)	(373)	(1,304)	(1,316)	(860)
Inventory	(679)	147	(58)	377	(1,614)
Prepaid expenses and other current assets	(50)	(15)	(167)	21	12
Restricted cash		(78)	(1,224)	(500)	—
Accounts payable	73	682	236	(975)	1,129
Accrued commission	107	(41)	98	—	(42)
Other accrued expenses	1,141	(438)	(127)	14	794
Deferred revenue	682	486	(9)	(96)	158
Income taxes payable	384	1,342	(685)	(704)	(47)

Net cash provided by operating activities	185	4,458	2,814	(1,915)	1,030

CASH FLOWS USED IN INVESTING ACTIVITIES, purchases of property and equipment	(41)	(158)	(604)	(10)	(98)

CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:
Proceeds from issuance of Series D Convertible Preferred Stock, net of issuance costs	1,488	—	—	—	—
Proceeds from exercise of employee stock options	9	7	19	—	65
Purchase of treasury stock	—	(2,000)	—	—	—
Deferred offering costs	—	—	—	—	(485)

Net cash provided by (used in) financing activities	1,497	(1,993)	19	—	(420)

Net increase (decrease) in cash and cash equivalents	1,641	2,307	2,229	(1,925)	512
Cash and cash equivalents, beginning of period	159	1,800	4,107	4,107	6,336

Cash and cash equivalents, end of period	$1,800	$4,107	$6,336	$2,182	$6,848

Cash paid for income taxes	$—	$155	$4,589	$1,395	$1,184

Cash paid for interest	$—	$3	$—	$—	$—

See notes to financial statements.

OASIS SEMICONDUCTOR, INC.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2001, 2002 and 2003
(Information for the Three Month Periods ended March 31, 2003 and 2004 is unaudited)

1.     ORGANIZATION

        Oasis Semiconductor, Inc. (the "Company"), a Delaware corporation, was incorporated on November 7, 1995. The Company is a fabless semiconductor company that designs, develops, and markets proprietary, mixed-signal, system controller solutions for All-In-One peripheral devices. The Company is headquartered in Waltham, Massachusetts.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The accompanying financial statements reflect the application of certain accounting policies described below and elsewhere in the notes to the financial statements. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

        Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost and expenses during the reporting periods. Actual results could differ from those estimated or assumed. The more significant estimates reflected in these financial statements include the allowance for doubtful accounts and the valuation of the fair value of the Company's common stock.

        Unaudited Interim Financial Statements—The consolidated financial statements as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 have been prepared in accordance with generally accepted accounting principles for interim financial information and with Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of the results of these interim periods have been included. The results of operations for the three months ended March 31, 2004 are not necessarily indicative of the results that may be expected for the full year.

        Revenue Recognition—Revenues consist of product sales and nonrecurring engineering fees. Revenues from product sales are recognized upon shipment, provided title is transferred, prices are fixed, and collection is reasonably assured. Revenues from nonrecurring engineering fees are deferred until commercial shipments of related ASSPs have begun. Revenues are then recognized pro rata over the expected life of the product application, typically 18 to 24 months. In addition, the Company received non-refundable engineering fees from some customers under development agreements in order to customize the Company's AIO system controller solutions for their particular application. The Company defers recognition of revenues from the non-recurring engineering fees under these development agreements until commercial shipments of ASSPs have begun. Revenues are then recognized pro rata over the life of the product application, typically 18 to 24 months.

        Cost of Revenues—Cost of revenues consists primarily of the costs of silicon wafers, and also includes costs associated with assembly, testing, and shipping of the Company's integrated circuits, costs of personnel and equipment associated with manufacturing support and quality assurance, and occupancy costs.

        Product Warranties—The Company provides warranties on certain products and records charges for warranty-related costs which are reflected in the statements of income as a cost of revenues. To date, the Company has not experienced significant warranty costs.

        Shipping and Handling Costs—Costs of shipping and handling for delivery of the Company's products that are reimbursed by its customers are recorded as revenues in the statements of income. Shipping and handling costs are charged to cost of revenues as incurred.

        Research and Development—Costs for research and development of the Company's products are expensed as incurred.

        Advertising Costs—Advertising costs are expensed as incurred and are included in selling, general and administrative expenses. Total advertising and promotional expenses were not significant for the years ended December 31, 2001, 2002, and 2003.

        Accounting for Stock-Based Compensation—Employee stock awards under the Company's compensation plans are accounted for in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," Financial Accounting Standards Board ("FASB") Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25," Emerging Issues Task Force ("EITF") Issue No. 00-23, "Issues Related to the Accounting for Stock Compensation Under APB Opinion No. 25 and FASB Interpretation No. ("FIN") 44," and other related interpretations. The Company accounts for equity awards issued to non-employees in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," and EITF Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services," and other related interpretations.

        The following table illustrates the effect on net income (loss) as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation (in thousands, except per-share data):

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
Net income (loss)—as reported	$(334)	$1,358	$5,034	$1,151	$1,161
Add stock-based employee compensation expense included in reported net income (loss), net of tax effects	833	1,253	92	2	295
Deduct stock-based employee compensation expense determined under the fair-value-based method for all employee awards, net of tax effects	(119)	(294)	(621)	(123)	(480)

Pro-forma net income	$380	$2,317	$4,505	$1,030	$976

Basic net income (loss) per share, as reported	$(0.08)	$0.34	$1.16	$0.27	$0.27

Basic net income per share, pro forma	$0.09	$0.58	$1.04	$0.24	$0.22

Diluted net income (loss) per share, as reported	$(0.08)	$0.10	$0.35	$0.08	$0.08

Diluted net income per share, pro forma	$0.03	$0.17	$0.32	$0.07	$0.07

        The fair value of stock options granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
Risk-free interest rates	3.66%-4.97%	2.74%-4.76%	2.14%-3.46%	3.05%	2.97%-3.39%
Expected lives	5 years	5 years	5 years	5 years	5 years
Dividend yield	0%	0%	0%	0%	0%
Expected volatility	60%	60%	60%	60%	60%

        The Company determined the expected volatility from other fabless semiconductor companies with publicly traded securities.

        Income Taxes—The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized.

        Comprehensive Income—Comprehensive income includes all changes in stockholders' equity during a period from nonowner sources. For the years ended December 31, 2001, 2002 and 2003, there were no differences between the Company's reported net income and its comprehensive income.

        Net Income (loss) per Share—Basic net income (loss) per share is computed by dividing net income (loss) by the weighted-average number of shares of common stock outstanding for the period. Diluted net income (loss) per share is computed giving effect to all potential dilutive common stock, including stock options, and Convertible Preferred Stock.

        A reconciliation of the numerator and denominator used in the calculation of basic and diluted net income (loss) per share follows (in thousands, except per share data):

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
Numerator, net income (loss), as reported	$(334)	$1,358	$5,034	$1,151	$1,161

Denominator:
Weighted-average shares outstanding	5,242	4,757	4,329	4,326	4,363
Weighted-average shares for unvested common stock subject to repurchase	(1,200)	(745)	—	—	—

Denominator for basic net income (loss) per share	4,042	4,012	4,329	4,326	4,363
Weighted-average effect of dilutive securities:
Stock options	—	1,258	2,478	2,246	2,913
Unvested common stock subject to repurchase	—	745	—	—	—
Convertible preferred stock	—	7,479	7,439	7,439	7,439

Denominator for dilutive net income (loss) per share	4,042	13,494	14,246	14,011	14,715

Basic net income (loss) per share	$(0.08)	$0.34	$1.16	$0.27	$0.27

Diluted net income (loss) per share	$(0.08)	$0.10	$0.35	$0.08	$0.08

        For the year ended December 31, 2001, approximately 1,002,000, 1,200,000, and 7,222,000 shares of stock options, unvested common stock subject to repurchase, and Convertible Preferred Stock, respectively, were excluded from the calculation of diluted loss per share since their inclusion would be antidilutive.

        Stock options to purchase 75,000 and 90,000 potential common shares were excluded from the calculation of diluted net income per share for the years ended December 31, 2002 and 2003, respectively, since their inclusion would be antidilutive.

        Treasury Stock—The Company has repurchased shares of its common stock which have been held as treasury stock. The Company accounts for treasury stock under the cost method. Upon the retirement of treasury stock shares, the par value and any related additional paid-in capital are removed from the accounts. As of December 31, 2003, no shares of treasury stock have been retired by the Company.

        Fair Value of Financial Instruments—The carrying amount of the Company's financial instruments, which includes cash equivalents, accounts receivable, accounts payable and accrued expenses, approximates their fair values.

        Cash and Cash Equivalents—Cash equivalents consist of short-term, highly-liquid investments with original maturity dates of 90 days or less when purchased. Cash equivalents are carried at cost, which approximates their fair market value. The Company is exposed to credit risk in the event of default by the financial institutions and issuers of the investments. The Company maintains cash and cash equivalent balances in highly-rated financial institutions and has not experienced any material losses relating to any cash or cash equivalents.

        Restricted Cash—The Company had approximately $78,000 and $1,302,000 of deposits at December 31, 2002 and 2003, respectively, used to back standby letters of credit (Note 5).

        Risks and Uncertainties and Concentrations of Credit Risk—The Company's operating results are dependent on its ability to market and develop products. The inability of the Company to successfully develop and market its products as a result of competition or other factors would have a material adverse affect on the Company's business, financial condition and results of operations.

        Substantially all of the Company's products are currently manufactured by two companies for sale to a limited number of contract manufacturers. The Company's products are incorporated by the contract manufacturer into products sold to brand name consumer and business companies. The Company does not have long-term agreements with either of these suppliers. A manufacturing disruption experienced by one or more of these manufacturing entities would impact the production of the Company's products for a substantial period of time, which could have a material adverse effect on its business, financial condition and results of operations. The Company's customers are predominantly in Asia.

        Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents and trade receivables. The Company performs ongoing credit evaluations of its customers. The Company maintains allowances for credit losses that, in the aggregate, have not exceeded management's expectations. The Company's allowance for doubtful accounts had the following activity during the three years in the period ended December 31, 2003 (in thousands):

	Balance at Beginning of Year	Charged to Income	Other Deductions	Balance at End of Year
2001	$5	$—	$—	$5
2002	5	2	—	7
2003	7	28	(5)	30

        The following provides information regarding the Company's significant customers:

	Customers That Accounted for Greater than 10% of Accounts Receivable, Net As of December 31,
			Customers That Accounted for Greater Than 10% of Revenues Year Ended December 31,
Customer
	2002	2003	2001	2002	2003
A	65%	69%	69%	64%	77%
B	30	10	14	24	10

        Inventory—The Company carries its inventory at the lower of cost (using the specific-identification method) or market.

        Property and Equipment—Property and equipment is recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. The Company reviews its property and equipment whenever events or changes in circumstances indicate that the carrying value of certain assets might not be recoverable and recognizes an impairment loss when it is probable that the estimated cash flows are less than the carrying value of the assets. Repairs and maintenance costs are expensed as incurred. Upon disposal of assets, related accumulated depreciation and amortization is removed from the accounts and any related gain or loss is included in income.

        Obligations Under Guarantees—The Company has identified the guarantees described below as disclosable in accordance with FIN 45, "Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others."

        As permitted under Delaware law, the Company's certificate of incorporation provides that the Company indemnify its officers and directors for certain events or occurrences that happen by reason of the fact that the officer or director is, was, or has agreed to serve as, an officer or director of the Company. The term of the indemnification period is for the officer's or director's lifetime. The maximum potential amount of future payments the Company could be required to make under these indemnification provisions is unlimited.

        The Company leases office space under a noncancelable operating lease (see Note 11). The Company has standard indemnification arrangements under this lease that require it to indemnify the landlord against losses, liabilities, and claims incurred in connection with the premises covered by the Company's lease, its use of the premises, property damage or personal injury, and breach of the agreement.

        The Company has historically agreed to indemnify, defend, and hold harmless our customers for certain costs and damages of any intellectual property right infringement, including any patent, trademark, copyright, mask work, or trade secret, in circumstances where our product is the factor creating the customer's infringement exposure. While this practice may subject us to significant indemnification claims by our customers, the Company does not believe any liabilities related to this practice currently exist.

        As of December 31, 2002, the Company had not accrued any liabilities for any guarantee identified above because the likelihood of incurring a payment obligation under these guarantees was remote. During 2003, the Company had no guarantees issued or modified, and therefore, no liability was recorded for the fair value of guarantees, if any.

        Recent Accounting Pronouncements—During 2002, the Company adopted SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an Amendment of FASB Statement No. 123," which did not have a material effect on the Company's financial position, results of operations, or cash flows.

        In November 2002, the EITF reached a consensus on Issue No. 00-21, "Revenue Arrangements With Multiple Deliverables." EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services, and/or rights to use assets. The provisions of EITF Issue No. 00-21 apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF Issue No. 00-21 has not had a material impact on our financial position, results of operations, or cash flows.

        In January 2003 and December 2003, the FASB issued FIN No. 46, Consolidation for Variable Interest Entities and its revision, FIN 46-R, respectively. FIN 46 and FIN 46-R address the consolidation of entities whose equity holders have either not provided sufficient equity at risk to allow the entity to finance its own activities or do not possess certain characteristics of a controlling financial interest. FIN 46 and FIN 46-R require the consolidation of these entities, known as variable interest entities (VIEs), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that is subject to a majority of the risk of loss from the VIE's activities, entitled to receive a majority of the VIE's residual returns, or both. FIN 46 and FIN 46-R are applicable for financial statements of public entities that have interests in VIEs or potential VIEs referred to as special purpose entities for periods ending after December 15, 2003, of which the Company had none. Application by public entities for all other types of entities is required in financial statements for periods ending after March 15, 2004. Adoption of both of FIN 46 and FIN 46-R is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

        Pro Forma Stockholders' Equity Information (Unaudited)—Immediately upon the closing of a firm commitment, underwritten, public offering in which the proceeds raised exceed $25,000,000, the Company's outstanding Series A, Series B, Series C, and Series D Convertible Preferred Stock will automatically convert into an aggregate of 7,439,140 shares of common stock. The pro forma effects of this transaction are unaudited and have been reflected as pro forma stockholders' equity in the accompanying March 31, 2004 balance sheet. The denominators for basic pro forma weighted-average shares outstanding in the accompanying statements of income are unaudited and reflect an additional 7,439,140 share of common stock for automatic conversion of the Preferred Stock.

3.     INVENTORY

        Inventory consists of the following (in thousands):

	December 31,
	2002	2003
Work in process	$171	$132
Finished goods	675	772

	$846	$904

4.     PROPERTY AND EQUIPMENT

        Property and equipment is composed of the following (in thousands):

		December 31,
	Estimated Useful Lives (in Years)
		2002	2003
Computers	3	$199	$327
Furniture and fixtures	5	68	196
Licensed software	3	271	619
Leasehold improvements	Lease term	11	11

		549	1,153
Less accumulated depreciation and amortization		(296)	(461)

		$253	$692

        Depreciation and amortization expense for the years ended December 31, 2001, 2002, and 2003 was approximately $82,000, $108,000, and $165,000, respectively.

5.     CREDIT FACILITY

        In April 2003, the Company entered into a credit facility with a bank that established two lines of credit. The first line of credit enables the Company to borrow up to $500,000 for general working capital needs based on a percentage of eligible accounts receivable. Any borrowings are secured by all existing and future security agreements, and the Company grants the bank a security interest and lien in any deposit account with the bank. The rate of interest on the line of credit is 4.25%, and payments of interest are due monthly with principal due at maturity. As of each of December 31, 2003 and March 31, 2004, no borrowings were outstanding under the line of credit. The line of credit will expire in April 2004.

        The second line of credit is solely for issuance of letters of credit of up to $2,000,000 in total. The agreement requires the Company to maintain a level of cash held on deposit at the bank equal to the amount of the outstanding letters of credit. As of each of December 31, 2003 and March 31, 2004, the Company had two letters of credit outstanding aggregating approximately $1,302,000. Therefore, approximately $1,000,000 and $302,000 cash held by the bank is restricted through the expiration of the standby letters of credit in August 2004 and January 2005, respectively.

6.     COMMON STOCK

        Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company's stockholders. Common stockholders are entitled to receive dividends only when and if declared by the board of directors, subject to the preferential dividend rights of the holders of the Convertible Preferred Stock.

        In December 1995, the Company entered into a stock restriction agreement that provided the Company with the option to repurchase 1,800,000 unvested shares of common stock held by its president in the event of voluntary resignation or termination of his employment. The number of shares that may be repurchased by the Company was reduced upon achievement of certain Company-wide performance targets as defined in the stock restriction agreement. Based upon the achievement of certain Company-wide performance targets, approximately 600,000 shares became vested in each of the years ended December 31, 2000, 2001, and 2002. As a result, the Company recorded stock-based compensation expense of approximately $833,000 and $1,253,000 during the years ended December 31, 2001 and 2002, pursuant to APB Opinion No. 25 and related interpretations.

7.     CONVERTIBLE PREFERRED STOCK

        In December 1997, the Company sold 397,380 shares of Series A Convertible Preferred Stock ("Series A") in exchange for shares of common stock, which were issued for $312,000 in cash. In December 1997 and April 1998, the Company sold 188,060 shares of Series B Convertible Preferred Stock ("Series B") in exchange for approximately $725,000 in cash. In June 2002, 8,666 shares of Series B converted to common stock, which was repurchased by the Company, and recorded as treasury stock. In May 1999, the Company sold 106,288 shares of Series C Convertible Preferred Stock ("Series C") in exchange for approximately $1,109,000 in cash. In July 2001, the Company sold 608,520 shares of Series D Convertible Preferred Stock ("Series D") in exchange for approximately $1,500,000 in cash. Together the Series A, B, C, and D (collectively, the "Preferred Stock") have the following characteristics:

          Voting—The holders of the Preferred Stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote. Each holder of Preferred Stock is entitled to the number of votes equal to the number of shares of common stock into which each share of Preferred Stock is convertible at the time of such vote. Holders of the various series of Preferred Stock also have the right to vote as a class on various matters specified in the Company's certificate of incorporation.

          Dividends—The holders of Preferred Stock are entitled to receive, when and if declared by the board of directors and out of funds legally available, noncumulative dividends at a rate per share based upon a percent of the issue price as declared by the board of directors. Any dividends will be paid pro rata with the dividends to holders of common stock. As of December 31, 2003, no dividends have been declared or paid.

          Liquidation Rights—In the event of any liquidation, dissolution or winding-up of the affairs of the Company, the holders of the then-outstanding Series A, B, C, and D shall receive, for each share, an amount equal to the sum of $0.7864, $1.9275, $10.43, and $2.465 per share of Series A, B, C, and D, respectively, plus all declared but unpaid dividends, payable in preference and priority to any payments made to the holders of the then-outstanding common stock.

          Conversion—Each share of Preferred Stock, at the option of the holder, is convertible into a number of fully paid shares of common stock as determined by dividing the respective Preferred Stock issue price by the conversion price in effect at the time of conversion. At December 31, 2003, the conversion price of Series A, B, C, and D is $0.07864, $0.19275, $1.043, and $2.465, respectively, adjusted in accordance with antidilution provisions contained in the Company's certificate of incorporation. The Series A, B, and C conversion prices reflect a 10 for 1 stock split effective September 1999. Conversion is automatic immediately upon the closing of a firm commitment, underwritten, public offering in which the aggregate proceeds raised exceed $25,000,000. As of December 31, 2003, the Company has reserved 7,439,140 shares of common stock upon conversion of the Preferred Stock.

8.     STOCK OPTION PLANS

        As of each of December 31, 2003 and March 31, 2004, the Company had authorized 1,000,000 and 4,452,996 shares of common stock for issuance under the Company's 1995 Stock Option Plan and the Company's 1997 Stock Option Plan (the "1997 Plan") (collectively, the "Plans"), respectively. Under the Plans, incentive stock options may be granted to employees and nonstatutory stock options may be granted to nonemployees, directors or consultants with exercise prices determined by the board of directors based on the estimated fair market value of the Company's common stock at the date of grant. The fair market value of the Company's common stock has been determined by the board of directors based on a variety of factors, including the Company's financial position, the status of technological developments within the Company, the composition and ability of the current engineering and management team, an evaluation of the Company's competition, the current climate in the marketplace, the illiquid nature of the common stock, sales and purchases of preferred and common stock, the preferences of the Company's Preferred Stock and the prospects of a liquidity event, among others. Generally, options vest over a four-year period (25% at end of the first year from date of grant, and the remaining shares quarterly over the next 36 months) and are exercisable for a period of ten years from the date of grant.

        Option activity under the Plans is as follows:

	Number of Shares	Exercise Price	Weighted- Average Exercise Price
Outstanding, January 1, 2001	1,234,830	$0.0026-$0.75	$0.46
Options granted	335,000	0.75-1.95	1.49
Options exercised	(58,040)	0.13-0.26	0.16

Outstanding, December 31, 2001	1,511,790	0.0026-1.95	0.70
Options granted	1,320,000	1.95-2.09	2.09
Options exercised	(10,250)	0.65-0.73	0.67

Outstanding, December 31, 2002	2,821,540	0.0026-2.09	1.35
Options granted	354,500	2.09-3.95	2.97
Options exercised	(26,000)	0.13-1.73	0.74
Options forfeited	(30,000)	2.09-2.84	2.84

Outstanding, December 31, 2003	3,120,040	0.0026-$3.95	1.53
Options granted	581,000	3.95-5.19	4.51
Options exercised	(66,250)	0.65-0.75	0.73
Options forfeited	(15,000)	3.95	3.95

Outstanding, March 31, 2004	3,619,790	$0.0026-$5.19	$2.02

        The weighted-average fair value of options granted during the years ended December 31, 2001, 2002, and 2003 was $1.49, $2.10, and $5.51, respectively.

        As of December 31, 2003, a total of 1,089,176 stock options were available for future grant and a total of 3,120,040 shares of common stock were reserved for issuance upon exercise of the stock options under the Plans.

Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
$0.0026 - $2.09	2,780,540	6.99	$1.35	1,748,353	$0.99
2.10 - 2.99	274,500	9.31	2.81	21,875	2.38
3.00 - 3.95	65,000	9.89	3.95	—	—

	3,120,040	7.25	$1.53	1,770,228	$1.01

        As of December 31, 2001 and 2002, the Company had 796,473 and 1,148,415 shares subject to exercisable options, respectively, with weighted-average exercise prices of $0.39 and $0.57 per share, respectively.

        In December 2002, the Company issued an option to a non-employee to purchase 75,000 shares of common stock in consideration for services to be rendered in the future. Such option vests over a period of two years. In March 2003, the Company issued an option to a non-employee to purchase 30,000 shares of common stock in consideration for services to be rendered in the future. Such option vests over a period of four years. In connection with the grants, the Company recorded initial deferred stock-based compensation for these transactions based on the fair value of the stock option in accordance with SFAS No. 123, which was approximately $84,000 in December 2002 and approximately $109,000 in March 2003, respectively. Pursuant to EITF Issue No. 96-18, the Company must periodically remeasure the fair value of the unvested stock portion of the stock option through the earlier of a performance commitment or performance completion, as defined in EITF Issue No. 96-18. The remeasurement of the fair value resulted in an additional amount recorded to deferred stock-based compensation of approximately $794,000 during 2003. For the year ended December, 31, 2003, the Company recorded stock-based compensation of approximately $725,000 for these stock option awards. The periodic remeasurement of the fair value may result in additional charges or credits in future periods. The contractual terms require the non-employees to provide services to the Company over the vesting period of the options, which is deemed to be the performance period. The deferred stock-based compensation expense was computed using the fair value method by applying the Black-Scholes option pricing model. The following assumptions were applied: risk free interest rates of 2.62% and 3.02%, expected option lives of five years, expected volatility of 60% and a dividend yield of 0%.

        In December 1998, the Company issued stock options, separate from the Plans, to purchase 296,270 shares of common stock in connection with the Series B financing. The stock options have an exercise price of $0.13 per share, were immediately exercisable, and expire ten years from the date of issuance. As of December 31, 2003, none of these stock options had been exercised. The Company has reserved 296,270 shares of common stock for issuance upon exercise of this option.

        In May 1999, the Company issued stock options, separate from the Plans, to purchase 98,560 shares of common stock in connection with the Series C financing. The stock options were granted with an exercise price of $0.75 per share, were immediately exercisable, and expire ten years from the date of issuance. As of December 31, 2003, none of these stock options had been exercised. The Company has reserved 98,560 shares of common stock for issuance upon exercise of this option.

        In 2003, the Company granted options to purchase 354,500 shares of common stock at exercise prices below fair value. As a result, the Company recorded deferred stock-based compensation of $1,284,000 based on the intrinsic value of the options as of the grant date. Based on the vesting period of the options, stock-based compensation of $92,000 was recognized in 2003.

9.     INCOME TAXES

        The provisions for income taxes were composed of the following (in thousands):

	Year Ended December 31,
	2001	2002	2003
Current:
Federal	$423	$1,165	$3,018
State	116	333	886

Total current	539	1,498	3,904

Deferred:
Federal	(227)	19	(187)
State	(70)	6	(57)

Total deferred	(297)	25	(244)

Total	$242	$1,523	$3,660

        A reconciliation of the U.S. federal statutory rate to the effective tax rate was as follows:

	Year Ended December 31,
	2001	2002	2003
Tax rate (benefit) at U.S. federal statutory rate	(34.0)%	34.0%	34.0%
State income taxes, net	(6.3)	6.3	6.3
Tax credits	(7.8)	(7.8)	(2.1)
Permanent items, principally stock-based compensation	311.1	20.4	3.9

Total	263.0%	52.9%	42.1%

        The tax effects of significant items comprising the Company's deferred taxes were as follows (in thousands):

	December 31,
	2002	2003
Deferred tax assets (liabilities):
Deferred revenue	$297	$505
Depreciation and amortization	(8)	(49)
Other	15	92

Total net deferred tax assets	$304	$548

10.   RELATED PARTIES

        In July 2001, the Company's chairman provided a personal guarantee of $250,000 as collateral in connection with a line-of-credit agreement between a bank and the Company. As consideration for the guarantee, the Company agreed to issue the chairman a warrant to purchase 34,687 shares of its common stock, at an exercise price of $0.72 per share, if the bank called the chairman's personal guarantee. In April 2003, the personal guarantee expired without ever being called, and the warrant was never issued.

11.   COMMITMENTS

        The Company leases office space and licensed software under noncancelable operating leases. Total rent expense under these operating leases was approximately $69,000, $243,000, and $703,000 for the years ended December 31, 2001, 2002, and 2003, respectively. During the year ended December 31, 2003, the Company earned approximately $61,000 in rental income from office space subleased to a third party. The sublease provides the Company with noncancelable monthly rental payments through March 2005.

        Future minimum lease payments under the noncancelable operating leases as of December 31, 2003 are as follows (in thousands):

Year Ending December 31,	Amount
2004	$772
2005	1,033
2006	870
2007	895
2008	611

4,181
Less sublease rental income	(223)

Operating lease obligations, net of sublease rental income	$3,958

12.   EMPLOYEE BENEFIT PLAN

        The Company has a defined contribution plan (the "401(k) Plan") which is qualified under Section 401(k) of the Internal Revenue Code. Eligible employees may make voluntary contributions to the 401(k) Plan, not to exceed the statutory amount, and the Company may make matching contributions. The Company made contributions to the 401(k) Plan for the years ended December 31, 2001, 2002, and 2003 of approximately $0, $65,000, and $109,000, respectively.

13.   OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION

        The Company operates in a single segment, and the Company's chief operating decision-maker, who is the president, uses measurements aggregated at the entity-wide level to manage the business. As of December 31, 2002 and 2003, 100% of the Company's long-lived assets are in the United States of America.

        The following table summarizes the percentages of revenues by the customers' geographic regions:

	Year Ended December 31,
	2001	2002	2003
China	70%	65%	83%
Japan	—	1	—
Taiwan	11	6	3
U.S.	16	25	10
Other	3	3	4

Total sales	100%	100%	100%

14.   SUBSEQUENT EVENTS

        In March 2004, the board of directors authorized, subject to stockholder approval, that the Company's certificate of incorporation be amended to provide for the issuance of up to 60,000,000 shares of common stock and 5,000,000 shares of preferred stock in one or more series as may be determined by the board of directors. The board of directors has broad discretionary authority with respect to the rights of any new series of preferred stock, without any vote or action of the stockholders. In addition, the 2004 Director Stock Plan, 2004 Stock Incentive Plan, and 2004 Employee Stock Purchase Plan were adopted by the board of directors, are subject to stockholder approval and have the following characteristics:

        2004 Director Stock Plan—Under the 2004 Director Stock Plan, the Company's non-employee directors are eligible to receive nonstatutory options to purchase shares of the Company's common stock. A total of 250,000 shares of the Company's common stock may be issued upon the exercise of options granted under the plan.

        2004 Stock Incentive Plan—The Company has reserved 3,000,000 shares of its common stock for issuance. The 2004 Stock Incentive Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock, stock appreciation rights and other stock-based awards. The Company's officers, employees, directors, consultants and advisors are eligible to receive awards under the plan; however, incentive stock options may only be granted to the Company's employees. The maximum number of shares of common stock with respect to which awards may be granted to any participant under the plan is 1,000,000 per calendar year.

        2004 Employee Stock Purchase Plan—The 2004 Employee Stock Purchase Plan authorizes the issuance of up to a total of 1,000,000 shares of its common stock to participating employees. All of the Company's employees, including its directors who are employees, are eligible to participate in the plan. The Company may, at the election of the board of directors, make one or more offerings to its employees to purchase stock under the plan. Each offering commencement date will begin a period during which payroll deductions will be made and held for the purchase of the Company's common stock at the end of the plan period. Under the terms of the plan, the option exercise price is an amount equal to 85% of the closing price, as defined in the plan, per share, of its common stock on either the first day or the last day of the offering period, whichever is lower.

* * * * * *

        Through and including                    , 2004 (the 25th day after the date of this prospectus), all dealers effecting transactions in these shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

5,814,543 Shares

Common Stock

Prospectus

JPMorgan	Merrill Lynch & Co.

Needham & Company, Inc.	America's Growth Capital

                        , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable in connection with the sale and distribution of the shares of common stock being registered hereby, including the shares offered for sale by the selling stockholders. All amounts listed are estimates, other than the SEC registration fee and the National Association of Securities Dealers Inc. fee.

SEC registration fee		$8,742
National Association of Securities Dealers Inc. filing fee		$7,400
Nasdaq National Market listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous		*

Total	$	*

        None of the costs and expenses will be borne by the selling stockholders. The selling stockholders will be responsible for any underwriting discounts and commissions relating to the shares sold by such selling stockholders.

Item 14.    Indemnification of Directors and Officers.

        Section 102 of the Delaware General Corporation Law allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. We have included such a provision in its Certificate of Incorporation.

        Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

        Our Third Amended and Restated Certificate of Incorporation provides that:

  •
  We must indemnify our directors and officers; and

  •
  We must advance expenses, including attorney's fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

In addition, our Third Amended and Restated Certificate of Incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, except to the extent that the Delaware corporate law statute prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

        We plan to obtain director and officer insurance providing for indemnification of our directors and officers for certain liabilities, including liabilities under the Securities Act of 1933.

        The indemnification provisions contained in our Third Amended and Restated Certificate of Incorporation and our Bylaws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise.

Item 15.    Recent Sales of Unregistered Securities.

        Set forth below is information regarding shares of common stock and preferred stock issued, and options granted, by us within the past three years. Also included is the consideration, if any, received by us for such shares and options, and information relating to the section of the Securities Act of 1933, or rule of the Securities and Exchange Commission under which exemption from registration was claimed.

(a)
Issuances of Capital Stock (other than issuances of common stock pursuant to option exercises (see (b) below)).

1.
In June 2001, we issued 608,520 shares of Series D Convertible Preferred Stock for an aggregate purchase price of $1,500,000 to nine investors, consisting of eight individuals and one investment fund. These shares will convert into 608,520 shares of common stock upon completion of this offering.

        No underwriters were involved in the foregoing sales of securities. The securities described in this paragraph (a) of Item 15 were issued to investors in reliance upon exemptions from the registration provisions of the Securities Act of 1933 set forth in Section 4(2) thereof relative to sales by an issuer not involving any public offering, to the extent an exemption from such registration was required. All purchasers of shares of our Series D Convertible Preferred Stock described above represented to us in connection with their purchase that they were accredited investors and were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act of 1933 and that any resale must be made pursuant to a registration or an available exemption from such registration.

(b)
Stock Option Grants/Exercises.

1.
Our 1995 Stock Option Plan was adopted by our board of directors and approved by our stockholders effective on December 15, 1995. As of March 31, 2004, options to purchase 780,000 shares of common stock had been exercised by an employee on February 1, 1999 for an aggregate consideration of $2,028 and the remaining options to purchase 200,000 shares of common stock, at an exercise price of $0.0026 per share was outstanding under the plan.

2.
Our 1997 Stock Option Plan was adopted by our board of directors and approved by our stockholders effective on November 5, 1997. As of March 31, 2004, options to purchase 3,419,790 shares of common stock were outstanding under the plan at exercise prices ranging from $0.125 to $5.19. Except for an option to purchase 296,270 shares of common stock granted to the holder of Series B Convertible Preferred Stock in December 1998 and options to purchase a total of 98,560 shares of common stock granted to six holders of our Series C Convertible Preferred Stock in May 1999 which were not granted pursuant to the 1997 Stock Option Plan, we have granted options to purchase our common stock to our employees, consultants and directors. In March 2004, an option to purchase 22,230 shares of common stock which was granted to a holder of Series C Convertible Preferred Stock and which was not granted pursuant to the 1997 Stock Option Plan, was exercised. As of March 31, 2004, we have issued 530,030 shares of common stock to our employees pursuant to the exercise of options under the plan at exercise prices ranging from $0.125 to $1.73 for an aggregate consideration of $140,064.75.

  3.
  Our 2004 Stock Incentive Plan was adopted and approved by our board of directors in March 2004 and approved by our stockholders in April 2004. No awards have been granted under this plan.

  4.
  Our 2004 Director Stock Plan was adopted and approved by our board of directors in March 2004 and approved by our stockholders in April 2004. No options have been granted under this plan.

  5.
  Our 2004 Employee Stock Purchase Plan was adopted and approved by our board of directors in March 2004 and approved by our stockholders in April 2004. No options have been granted under the plan.

        The issuance of stock options and the common stock issuable upon the exercise of such options to our employees, directors and consultants as described in this paragraph (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act, as well as Section 4(2) of the Securities Act of 1933. The issuance of stock options and the common stock issuable upon the exercise of such options to our investors described in this paragraph (b) of Item 15 were issued pursuant to arrangements with our investors, in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

        All of the foregoing securities are deemed restricted securities for purposes of the Securities Act of 1933. All certificates representing the issued shares of common stock described in this Item 15 included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.

Item 16.    Exhibits and Financial Statement Schedules.

(a)
Exhibits. See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b)
Financial Statement Schedules. None.

Item 17.    Undertakings.

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification by the registrant against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waltham, Commonwealth of Massachusetts on this 26th day of April, 2004.

OASIS SEMICONDUCTOR, INC.
By:	/s/ WILLIAM H. WREAN JR. William H. Wrean Jr. Chief Financial Officer

SIGNATURES AND POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints John J. Koger and William H. Wrean Jr., and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all (1) amendments (including post-effective amendments) and additions to this Registration Statement on Form S-1 and (2) Registration Statements, and any and all amendments thereto (including post-effective amendments), relating to the offering contemplated pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JOHN J. KOGER John J. Koger	President, Chief Executive Officer and Director (Principal Executive Officer)	April 26, 2004
/s/ WILLIAM H. WREAN JR. William H. Wrean Jr.	Chief Financial Officer and Director (Principal Financial and Accounting Officer)	April 26, 2004
/s/ WILLIAM H. WREAN William H. Wrean	Chairman and Director	April 26, 2004
/s/ ROBERT P. BADAVAS Robert P. Badavas	Director	April 26, 2004
/s/ JOHN J. CULLINANE John J. Cullinane	Director	April 26, 2004
/s/ JOHN F. ROCKART John F. Rockart	Director	April 26, 2004
/s/ LAURENCE G. WALKER Laurence G. Walker	Director	April 26, 2004

EXHIBIT INDEX

Exhibit No.		Description
1.1		Form of Underwriting Agreement
3.1	**	Second Amended and Restated Certificate of Incorporation of the Registrant, as amended
3.2	**	Bylaws
3.3	**	Form of Certificate of Amendment of Certificate of Incorporation of the Registrant to be effective prior to the offering
3.4	**	Form of Third Amended and Restated Certificate of Incorporation of the Registrant to be effective upon closing of the offering
3.5	**	Form of Amended and Restated Bylaws of the Registrant to be effective upon closing of the offering
4.1	*	Specimen certificate evidencing shares of common stock
5.1		Opinion of Hale and Dorr LLP
10.1	**	1995 Stock Option Plan
10.2	**	1997 Stock Option Plan
10.3	**	Form of 2004 Director Stock Plan
10.4	**	Form of 2004 Stock Incentive Plan
10.5		Form of 2004 Employee Stock Purchase Plan
10.6	+	Development, Supply and License Agreement dated as of June 17, 2002 by and between the Registrant and Lexmark International Technology S.A.
10.7	**	Lease dated as of January 14, 2002 by and between Stony Brook Associates LLC and the Registrant for 201 Jones Road
10.8	**	First Amendment to Lease dated as of July 25, 2003 by and between Stony Brook Associates LLC and the Registrant for 201 Jones Road
10.9	**	Amended and Restated Piggyback Registration and Investor Rights Agreement dated as of December 22, 1997 by and among the Registrant and the securityholders named therein, as amended
16.1	**	Letter from Tiedemann & Associates, P.C. to the Securities and Exchange Commission dated March 11, 2004
16.2	**	Letter from PricewaterhouseCoopers LLP to the Securities and Exchange Commission dated March 12, 2004
21.1		Subsidiaries of the Registrant
23.1		Consent of Deloitte & Touche LLP, Independent Auditors
23.2		Consent of Hale and Dorr LLP (included in Exhibit 5.1)
24.1		Power of Attorney (see page II-5)

*
To be filed by amendment.

**
Previously filed.

+
Confidential treatment requested as to certain portions of this Exhibit pursuant to Rule 406 promulgated under the Securities Act. Such portions have been omitted and filed separately with the Securities and Exchange Commission.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
Oasis Semiconductor, Inc.
The Offering
Summary Financial Data
RISK FACTORS
Risks Related To Our Business
Risks Related To This Offering
FORWARD-LOOKING STATEMENTS AND PROJECTIONS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
Summary Compensation Table
Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values
RELATED PARTY TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
OASIS SEMICONDUCTOR, INC. INDEX TO FINANCIAL STATEMENTS
OASIS SEMICONDUCTOR, INC. BALANCE SHEETS (In thousands, except share and per share data)
OASIS SEMICONDUCTOR, INC. STATEMENTS OF INCOME (In thousands, except per share data)
OASIS SEMICONDUCTOR, INC. STATEMENTS OF CASH FLOWS (In thousands)
OASIS SEMICONDUCTOR, INC. NOTES TO FINANCIAL STATEMENTS Years ended December 31, 2001, 2002 and 2003 (Information for the Three Month Periods ended March 31, 2003 and 2004 is unaudited)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution.
  Item 14. Indemnification of Directors and Officers.
  Item 15. Recent Sales of Unregistered Securities.
  Item 16. Exhibits and Financial Statement Schedules.
  Item 17. Undertakings.
SIGNATURES
SIGNATURES AND POWER OF ATTORNEY
EXHIBIT INDEX